Registration No. 333-

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Aeolus Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation)	8731 (Primary Standard Industrial Classification Code Number)	56-1953785 (I.R.S. Employer Identification No.)

23811 Inverness Place
Laguna Niguel, California 92677
(949) 481-9825
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael P. McManus
23811 Inverness Place
Laguna Niguel, California 92677
(949) 481-9825
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Leigh P. Ryan, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, CA 92130
(858) 720-2506

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Fee (3)

Common Stock, $0.01 par value	36,975,697	$0.59	$21,815,661	$1,499.34

(1)
This Registration Statement covers shares of common stock underlying the following securities issued by us: (i)10,000,000 shares of common stock and warrants to purchase an aggregate of 11,000,000 shares of common stock issued to certain selling stockholders in June 2006; (ii) 2,500,000 shares of additional common stock issued upon conversion of previously outstanding shares of Series A Convertible Preferred Stock in June 2006; and (iii) warrants to purchase an aggregate of 250,000 shares of common stock issued to a selling stockholder in May 2006. In addition, this Registration Statement carries forward the registration of 13,225,697 shares of common stock included in a registration statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2006 (Registration No. 333-131903). In accordance with Rule 416 under the Securities Act of 1933, as amended, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high ($0.53) and low ($0.65) sales prices of the registrant’s common stock on June 28, 2006, as reported on the OTC Bulletin Board. It is not known how many shares will be sold under this registration statement or at what price such shares will be sold.

(3)
Registration fees aggregating $1,415.15 were previously paid to register the 13,225,697 shares of the registrant’s common stock being carried forward to this Registration Statement from the Registration Statement on Form S-1 (No. 333-131903.

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO SHARES OF COMMON STOCK OF THE REGISTRANT PREVIOUSLY REGISTERED UNDER REGISTRATION STATEMENT ON FORM S-1 NO. 333-131903 AND CONSTITUTES A POST-EFFECTIVE AMENDMENT TO SUCH REGISTRATION STATEMENT. THIS POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT. REGISTRATION STATEMENT ON FORM S-1 NO. 333-131903 INITIALLY COVERED 18,620,541 SHARES OF COMMON STOCK, OF WHICH 5,394,844 SHARES ARE NO LONGER REQUIRED TO BE REGISTERED AND 13,225,697 ARE BEING REGISTERED HEREUNDER.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2006

PROSPECTUS

36,975,697 Shares of Common Stock

We are registering our common stock, par value $0.01 per share, for resale by the selling stockholders identified in this prospectus.

The selling stockholders or their permitted transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 60 for a description of how the selling stockholders may dispose of the shares covered by this prospectus. We do not know when or in what amount the selling stockholders may offer the shares for sale.

We will not receive any of the proceeds from sales of common stock made by the selling stockholders pursuant to this prospectus. We have agreed to pay certain expenses related to the registration of the shares of common stock.

Our common stock trades in the over-the-counter bulletin board under the symbol “AOLS.” On June 28, 2006, the last reported sale price of our common stock in the over-the-counter market was $0.65 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of its date.

TABLE OF CONTENTS
Page
Prospectus Summary	1
Risk Factors	5
Use of Proceeds	15
Determination of Offering Price	15
Market for Common Stock	15
Capitalization	16
Dividend Policy	16
Selected Financial Data	17
Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Business	19
Management	43
Security Ownership of Certain Beneficial Owners and Management	48
Selling Stockholders	56
Plan of Distribution	58
Certain Relationships and Related Transactions	60
Description of Capital Stock	61
Legal Matters	65
Experts	65
Where You Can Find More Information About Us	65
Index to Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 5 of this prospectus and the financial statements and notes to these statements contained in this prospectus before making an investment decision. Unless the context otherwise requires, references to “Aeolus,” “we,” “us,” or “Company” refer to Aeolus Pharmaceuticals, Inc. and its subsidiary, Aeolus Sciences, Inc.

Company Information

Aeolus Pharmaceuticals, Inc., a San Diego-based biopharmaceutical company, is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. Our lead drug candidate is AEOL 10150 and is the first in our class of catalytic antioxidant compounds to enter human clinical evaluation. Our catalytic antioxidants have been shown to significantly reduce tissue damage in animal models of amyotrophic lateral sclerosis (“ALS,” also commonly referred to as “Lou Gehrig’s disease”), radiation therapy protection and tumor therapy, stroke and chronic obstructive pulmonary disease.

We recently announced positive safety results from a completed Phase I single dose study of AEOL 10150 in patients diagnosed with ALS and have launched a Phase I multiple dose study of AEOL 10150 in patients diagnosed with ALS. In addition, we have launched the “Aeolus Pipeline Initiative” in conjunction with a variety of academic collaborators, which is focused on identifying between 1-2 compounds evaluated from six disease categories for potential entrance into human clinical evaluation in 2006, and an additional 2-3 compounds in 2007.

On November 21, 2005, we entered into a Purchase Agreement with certain institutional accredited investors pursuant to which we sold to the investors an aggregate of 1,250,000 shares of our Series A Convertible Preferred Stock at a stated value of $2.00 per share for aggregate gross proceeds of $2,500,000, and granted to the investors warrants to purchase up to an aggregate of 2,500,000 shares of common stock with an exercise price of $1.00 per share. In connection with the financing, we also entered into a registration rights agreement with the investors, pursuant to which we agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the common stock underlying the Series A Preferred Stock and all shares of common stock issued or issuable as dividends thereon, as well as all shares of common stock issuable upon exercise of the warrants.

On June 5, 2006, we entered into a Subscription Agreement with certain accredited investors pursuant to which we sold to the investors an aggregate of 10,000,000 shares of the Company’s Common Stock at a purchase price of $0.50 per share for aggregate gross proceeds of $5,000,000, issued to the investors warrants to purchase up to an aggregate of 7,000,000 shares of common stock with an exercise price of $0.75 per share and issued to Efficacy Biotech Master Fund Ltd., one of the investors in the financing, an additional warrant to purchase up to an aggregate of 4,000,000 shares of common stock of the Company with an exercise price of $0.50 per share. In connection with the financing, we also granted registration rights to the investors, pursuant to which we agreed to file a registration statement with the SEC covering the resale of the common stock and all shares of common stock issuable upon exercise of the warrants.

In connection with the June 5, 2006 financing, all outstanding shares of the Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock. In addition, the exercise price of the warrants to purchase up to an aggregate of 2,500,000 shares of common stock issued in the November 2005 financing were lowered from $1.00 per share to $0.50 per share in accordance with the terms of the warrants.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS.” Our principal executive offices are located at 23811 Inverness Place, Laguna Niguel, California 92677, and our phone number at that address is (949) 481-9825. Our website address is www.aeoluspharma.com. However, the information in, or that can be accessed through, our web site is not part of the registration statement of which this prospectus forms a part. We also make available free of charge through our website our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

The Offering

Common stock offered by selling stockholders:	36,975,697 shares

Use of proceeds:
The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Any proceeds we receive from the exercise of warrants to purchase the shares included in the shares that are being offered by the selling stockholders hereunder will be used to continue the development of our product candidates and to expand the development of our drug pipeline and for general working capital. See “Use of Proceeds” on page 16.

Risk Factors	See “Risk Factors” beginning on page 5 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

OTC Bulletin Board Symbol:	AOLS

Summary of Consolidated Financial and Operating Data

The following table shows our historical financial and operating data for, and as of the end of, each of the periods indicated and should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following tables set forth our consolidated balance sheet data as of September 30, 2001, 2002, 2003, 2004 and 2005, and March 31, 2006, and our consolidated statements of operations data for the years ended September 30, 2001, 2002, 2003, 2004 and 2005 and the six months ended March 31, 2005 and 2006. We derived the selected consolidated financial data as of September 30, 2004 and 2005 and for the years ended September 30, 2003, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data at and for the six months ended March 31, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected for any future period.

Statement of Operations Data:
(in thousands, except per share data)

						Six Months Ended
	Year Ended September 30,					March 31,

	2005	2004	2003	2002	2001	2006	2005
Revenue:						(unaudited)	(unaudited)
Grant income and contract revenue	$252	$305	$-	$-	$-	$92	$115

Costs and expenses:
Research and development	4,515	8,295	2,780	3,927	5,032	2,258	2,772
General and administrative	2,674	3,987	2,025	2,778	3,057	1,047	966

Total costs and expenses	7,189	12,282	4,805	6,705	8,089	3,305	3,738

Loss from operations	(6,937)	(11,977)	(4,805)	(6,705)	(8,089)	(3,213)	(3,623)
Equity in loss of Incara Development	-	-	(76)	(1,040)	(12,650)	-	-
Equity in income of CPEC LLC	-	-	-	-	-	433	-
Interest income (expense), net	(31)	(5,213)	(192)	(50)	223	(19)	(7)
Other income	63	23	223	150	767	36	14
Decrease in fair value of comon stock warrants	-	-	-	-	-	401	-

Loss from continuing operations	(6,905)	(17,167)	(4,850)	(7,645)	(19,749)	(2,362)	(3,616)
Discontinued operations	-	-	(38)	(3,657)	(2,464)	-	-
Gain on sale of discontinued operations	-	-	1,912	-	-	-	-
Net loss	(6,905)	(17,167)	(2,976)	(11,302)	(22,213)	(2,362)	(3,616)
Preferred stock dividend and accretion	-	(135)	(949)	(887)	(652)	(55)	-
Net loss attributable to common stockholders	$(6,905)	$(17,302)	$(3,925)	$(12,189)	$(22,865)	$(2,417)	$(3,616)

Net loss per share from continuing operations	$(0.49)	$(2.06)	$(4.25)	$(6.58)	$(24.78)	$(0.17)	$(0.26)
Net loss per share attributable to common stockholders	$(0.49)	$(2.06)	$(2.88)	$(9.40)	$(27.77)	$(0.17)	$(0.26)
Weighted average common shares outstanding:
Basic and diluted	13,976	8,388	1,365	1,296	823	14,058	13,961

Balance Sheet Data:
(in thousands)

						as of
	as of September 30,					March 31,
	2005	2004	2003	2002	2001	2006
						(unaudited)
Cash and cash equivalents and marketable securities	$626	$7,381	$586	$209	$5,453	$304
Working capital (deficiency)	$(73)	$6,093	$(2,242)	$(1,590)	$3,967	$(1,565)
Total assets	$937	$7,856	$1,080	$2,201	$8,618	$1,111
Long-term portion of capital lease obligations and notes payable	$867	$787	$714	$944	$17	$-
Redeemable convertible exchangeable preferred stock	$-	$-	$14,503	$13,554	$12,667	$-
Total liabilities	$1,869	$2,324	$18,159	$3,127	$2,971	$2,234
Series A convertible preferred stock	$-	$-	$-	$-	$-	$354
Total stockholders’ equity (deficit)	$(932)	$5,532	$(17,079)	$(14,480)	$(7,020)	$(1,477)

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Our actual results might differ materially from any forward-looking statement due to various risks, uncertainties and contingencies, including but not limited to the following:

•	our need for, and our ability to obtain, additional funds;

•	uncertainties relating to clinical trials and regulatory reviews;

•	our dependence on a limited number of therapeutic compounds;

•	the early stage of the products we are developing;

•	the acceptance of any future products by physicians and patients;

•	competition and dependence on collaborative partners;

•	loss of key management or scientific personnel;

•	our ability to obtain adequate intellectual property protection and to enforce these rights;

•	our ability to avoid infringement of the intellectual property rights of others; and

•	the other factors and risks described under the section captioned “Risk Factors”.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are not guarantees of future performance or results, and are subject to known and unknown risks and uncertainties. Our actual results may vary materially and adversely from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in “Risk Factors” in this prospectus. Other factors not identified could also have such an effect.

We cannot give you any assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or our objectives and plans will be achieved.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus, including our consolidated financial statements and the notes thereto, before deciding whether to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and your investment. If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the value of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have operated at a loss and will likely continue to operate at a loss for the foreseeable future.

We have incurred significant losses over the past five years, including net losses of $2.4 million for the six months ended March 31, 2006, and net losses of $6.9 million, $17.3 million and $3.9 million for the years ended September 30, 2005, 2004 and 2003, respectively. We had an accumulated deficit of approximately $149.5 million as of March 31, 2006. Our operating losses have been due primarily to our expenditures for research and development on our product candidates and for general and administrative expenses and our lack of significant revenues. We are likely to continue to incur operating losses until such time, if ever, that we generate significant recurring revenues. We anticipate it will take a minimum of five years (and possibly longer) for us to generate recurring revenues, since we expect that it will take at least that long before the development of any of our licensed or other current potential products is completed, marketing approvals are obtained from the Food and Drug Administration (“FDA”) and commercial sales of any of these products can begin.

We need substantial additional funding to continue our operations and may be unable to raise capital when needed, or at all, which would force us to delay, curtail or eliminate our clinical programs or product development programs.

We need to raise substantial additional capital to fund our operations and clinical trials and continue our research and development. In addition, we may need to raise substantial additional capital to enforce our proprietary rights, defend, in litigation or otherwise, any claims that we infringe third party patents or other intellectual property rights; and commercialize any of our products that may be approved by the FDA or any international regulatory authority.

As of March 31, 2006, we had cash of approximately $304,000. In June 2006, we completed a private placement in which we issued to certain investors an aggregate of 10,000,000 shares of Common Stock, warrants to purchase 7,000,000 shares of common stock at an exercise price of $0.75 per share and warrants to purchase 4,000,000 shares of common stock at an exercise price of $0.50 per share for aggregate net proceeds of $4,900,000. We expect to use these funds, including any additional funds received pursuant to the exercise of these warrants, to continue the development of our product candidates, to expand the development of our drug pipeline and for working capital.

With this financing, we believe we have adequate financial resources to fund our current operations through the second quarter of fiscal year 2007. However, in order to fund on-going cash requirements beyond that point, or to further accelerate or expand our programs, we will need to raise additional funds. We are considering strategic and financial options available to us, including public or private equity offerings, debt financings and collaboration arrangements. If we raise additional funds by issuing securities, our stockholders will experience dilution of their ownership interest. Debt financings, if available, may involve restrictive covenants. If we do not receive additional financing to fund our operations beyond the second quarter of fiscal 2007, we would have to discontinue some or all of our activities, merge with or sell some or all of our assets to another company, or cease operations entirely, and our stockholders might lose all or part of their investments.

In addition, if our catalytic antioxidant program shows scientific progress, we will need significant additional funds to move therapies through the preclinical stages of development and clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our catalytic antioxidant products, we will need to delay or cease development of one or more of these products or partner with another company for the development and commercialization of these products.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

In its audit opinion issued in connection with our consolidated balance sheet as of September 30, 2005 and our consolidated statements of operations, stockholder’s equity and cash flows for the year then ended, our independent registered public accounting firm has expressed a substantial doubt about our ability to continue as a going concern given our recurring net losses, negative cash flows from operations and working capital deficiency. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We have a limited operating history, have a history of operating losses, expect to continue to incur substantial losses and may never become profitable.

We have a limited operating history and no products approved for commercialization in the United States or abroad. Our product candidates are still being developed, and all but our AEOL 10150 candidate are still in early stages of development. Our product candidates will require significant additional development, clinical trials, regulatory clearances or approvals by the FDA and additional investment before they can be commercialized in the United States.

As of March 31, 2006, we had an accumulated deficit of $149.5 million from our research, development and other activities. We have not generated material revenues from product sales and do not expect to generate product revenues sufficient to support us for at least several more years. Most of our revenues to date have come from previous collaborators who reimbursed us for research and development activities.

We remain contingently liable for certain IRL obligations.

In connection with the December 1999 sale of IRL, our former anti-infectives drug discovery division, to a private pharmaceutical company, we agreed to remain contingently liable through May 2007 on lease obligations assumed by the purchaser, including the IRL facility in Cranbury, New Jersey. If the purchaser were to default under these obligations, which could potentially require significant liability payments by us, or if we are otherwise liable under these obligations, we may need to make substantial payments and our financial condition could be materially adversely affected. Our contingent liability was approximately $1.1 million at March 31, 2006 and should decline on an approximately straight-line basis to zero in May 2007.

Our research and development (“R&D”) activities are at an early stage and therefore might never result in viable products.

Our catalytic antioxidant program is in the early stages of development, involves unproven technology, requires significant further R&D and regulatory approvals and is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that:

•	any or all of these proposed products or procedures are found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;
•	the proposed products or procedures are not economical to market or do not achieve broad market acceptance;
•	third parties hold proprietary rights that preclude us from marketing the proposed products or procedures; and
•	third parties market a superior or equivalent product.

Further, the timeframe for commercialization of any product is long and uncertain because of the extended testing and regulatory review process required before marketing approval can be obtained. There can be no assurance that we will be able to successfully develop or market any of our proposed products or procedures.

If our products are not successfully developed and eventually approved by the FDA, we may be forced to reduce or terminate our operations.

All of our products are at various stages of development and must be approved by the FDA or similar foreign governmental agencies before they can be marketed. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. This process typically requires extensive preclinical and clinical testing, which may take longer or cost more than we anticipate, and may prove unsuccessful due to numerous factors. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

•	Difficulty in securing centers to conduct trials;

•	Difficulty in enrolling patients in conformity with required protocols or projected timelines;

•	Unexpected adverse reactions by patients in trials;

•	Difficulty in obtaining clinical supplies of the product;

•	Changes in the FDA’s requirements for our testing during the course of that testing;

•	Inability to generate statistically significant data confirming the efficacy of the product being tested;

•	Modification of the drug during testing; and

•	Reallocation of our limited financial and other resources to other clinical programs.

It is possible that none of the products we develop will obtain the regulatory approvals necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the nature of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular drug candidate and we may not have the financial resources to continue to develop our products and, as a result, may have to terminate our operations.

If we do not reach the market with our products before our competitors offer products for the same or similar uses, or if we are not effective in marketing our products, our revenues from product sales, if any, will be reduced.

We face intense competition in our development activities. Many of our competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are less expensive and perceived to be safer or more effective than those being developed by us, which could impair our product development and render our technology obsolete.

We are and expect to remain dependent on collaborations with third parties for the development of new products, and adverse events involving these collaborations could prevent us from developing and commercializing our product candidates and achieving profitability.

We currently license from third parties, and do not own, rights under patents and certain related intellectual property for the development of our product candidates. In addition, we expect to enter into agreements with third parties both to license rights to our product candidates and to develop and commercialize new products. We might not be able to enter into or maintain these agreements on terms favorable to us, if at all. Further if any of our current licenses were to expire or terminate, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our research and development activities rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business, prospects, financial condition and results of operations.

We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University and the National Jewish Medical and Research Center. Each license generally may be terminated by the licensor if we fail to perform our obligations under the agreement, including obligations to develop the compounds and technologies under license. If terminated, we would lose the right to develop the products, which could adversely affect our business, prospects, financial condition and results of operations. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement, and we could lose our rights to develop the licensed technology.

If new technology is developed from these licenses, we may be required to negotiate certain key financial and other terms, such as royalty payments, for the licensing of this future technology with these research institutions, and it might not be possible to obtain any such license on terms that are satisfactory to us, or at all.

We now rely, and will continue to rely, heavily on third parties for product and clinical development, manufacturing, marketing and distribution of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development, clinical development, manufacturing, marketing and distribution of our products. The termination of some or all of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements, could have a material adverse effect on our ability to continue or complete clinical development of our products.

We rely on contract clinical research organizations (“CROs”) for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with good clinical practices (“GCPs”) for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

The third parties on which we rely may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and would likely delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We will need to enter into collaborative arrangements for the manufacturing and marketing of our product candidates, or we will have to develop the expertise, obtain the additional capital and invest the resources to perform those functions internally.

We do not have the staff or facilities to manufacture or market any of the product candidates being developed in our catalytic antioxidant program. As a result, we will need to enter into collaborative arrangements to develop, commercialize, manufacture and market products that we expect to emerge from our catalytic antioxidant program, or develop the expertise within the company. We might not be successful in entering into such third party arrangements on terms acceptable to us, if at all. If we are unable to obtain or retain third-party manufacturing or marketing on acceptable terms, we may be delayed in our ability to commercialize products, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We may not be able to obtain adequate funding or establish these capabilities in a cost-effective or timely manner, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business, prospects, financial condition and results of operations.

The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have adequate patent protection, other companies could develop and sell products that compete directly with ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis is time-consuming and expensive, and many of these costs must be incurred before we know whether a product covered by the claims can be successfully developed or marketed.

Even if we expend considerable time and money on patent prosecution, a patent application may never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology because patent applications in the United States and elsewhere are not typically published for public inspection for at least 18 months from the date when they are filed. It is always possible that a competitor is pursuing a patent for the same invention in the United States as we are and has an earlier invention date. Outside the United States in some jurisdictions, priority of invention is determined by the earliest effective filing date, not the date of invention. Consequently, if a third party pursues the same invention and has an earlier filing date, patent protection outside the United States would be unavailable to us. Also, outside the United States, an earlier date of invention cannot overcome a date of publication that precedes the earliest effective filing date. Accordingly, the patenting of our proposed products would be precluded outside the United States if a prior publication anticipates the claims of a pending application, even if the date of publication is within a year of the filing of the pending application.

Even if patents issue, the patent claims allowed might not be sufficiently broad to offer adequate protection for our technology against competitive products. Patent protection differs from country to country, giving rise to increased competition from other products in countries where patent coverage is either unavailable, weak or not adequately enforced, if enforced at all. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge the validity of the patent. The cost of defending against a challenge to one or more of our patents could be substantial and even if we prevailed, there could be no assurance that we would recover damages.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to develop non-infringing technology or obtain a license from the successful patent holder, if available.

Our business also depends on our ability to develop and market products without infringing on the proprietary rights of others or being in breach of our license agreements. The pharmaceutical industry is characterized by a large number of patents, patent filings and frequent and protracted litigation regarding patent and other intellectual property rights. Many companies have numerous patents that protect their intellectual property rights. Third parties might assert infringement claims against us with respect to our product candidates and future products. If litigation were required to determine the validity of a third party’s claims, we could be required to spend significant time and financial resources, which could distract our management and prevent us from furthering our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to pay damages, license a third party’s technology, which may not be possible on terms acceptable to us, or at all, or discontinue our own activities and develop non-infringing technology, any of which could prevent or significantly delay pursuit of our development activities.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technology. We use confidentiality agreements with our employees, consultants and collaborators to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how legally available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without incurring any liability to us.

If our current or former employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), we may be subject to claims as to ownership and rights in any resulting know-how or inventions.

If we cannot retain or hire qualified personnel or maintain our collaborations, our programs could be delayed and may be discontinued.

As of May 31, 2006, we had one full-time employee, our Chief Executive Officer. We utilize consultants to assist with our operations and are highly dependent on the services of our executive officers. We also are dependent on our collaborators for our research and development activities. The loss of key executive officers or collaborators could delay progress in our research and development activities or result in their termination entirely.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face intense competition for these kinds of personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to identify, attract and retain personnel, we may be unable to continue the development of our product candidates, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We face the risk of product liability claims which could exceed our insurance coverage and deplete our cash resources.

The pharmaceutical and biotechnology industries expose us to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products and may be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling our products. Product liability claims can be expensive to defend, even if the product did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We have limited product liability insurance coverage for our clinical trials for ALS and this coverage may not be sufficient to cover us against some or all potential losses due to liability, if any, or to the expenses associated with defending against liability claims. A product liability claim successfully asserted against us could exceed our insurance coverage, require us to use our own cash resources and have a material adverse effect on our business, financial condition and results of operations.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. We may be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination, we could be liable for any resulting damages, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to intense competition that could materially impact our operating results.

We may be unable to compete successfully against our current or future competitors. The pharmaceutical, biopharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to our primary fields of interest to develop new products. There also is intense competition among companies seeking to acquire products that already are being marketed. Many of the companies with which we compete have or are likely to have substantially greater research and product development capabilities and financial, technical, scientific, manufacturing, marketing, distribution and other resources than at least some of our present or future strategic partners or licensees.

As a result, these competitors may:

•	Succeed in developing competitive products sooner than us or our strategic partners or licensees;

•	Obtain FDA and other regulatory approvals for their products before approval of any of our products;

•	Obtain patents that block or otherwise inhibit the development and commercialization of our product candidates;

•	Develop products that are safer or more effective than our products;

•	Devote greater resources to marketing or selling their products;

•	Introduce or adapt more quickly to new technologies or scientific advances;

•	Introduce products that render our products obsolete;

•	Withstand price competition more successfully than us or our strategic partners or licensees;

•	Negotiate third-party strategic alliances or licensing arrangements more effectively; or

•	Take advantage of other opportunities more readily.

Currently, Rilutek®, which was developed by Aventis Pharma AG, is the only drug of which we are aware that has been approved by the FDA for the treatment of ALS. Other companies are working to develop pharmaceuticals to treat ALS, including CytRx Corporation and Oxford BioMedica plc. In addition, ALS belongs to a family of diseases called neurodegenerative diseases, which includes Alzheimer’s disease, Parkinson’s disease and Huntington’s disease. Due to similarities between these diseases, a new treatment for one disease potentially could be useful for treating others. There are many companies that are producing and developing drugs used to treat neurodegenerative diseases other than ALS, including Amgen, Inc., Guilford Pharmaceuticals, Inc., Phytopharm plc, Cephalon, Inc. and Ceregene, Inc.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt of regulatory approvals for the indications that we are studying;

•	the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;

•	marketing and distribution support;

•	the introduction, market penetration and pricing strategies of competing and future products; and

•	coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules, including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404, which requires companies to evaluate their internal control over financial reporting, and other requirements will increase our costs and require additional management resources. We are required to be in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 beginning in our fiscal year ending September 30, 2008.

We will need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. There is no assurance that we will be able to complete a favorable assessment as to the effectiveness of our internal control over financial reporting for our fiscal year ending September 30, 2008, or that any future assessments of the adequacy of our internal control over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Risks Related to Owning Our Stock

Our principal stockholders own a significant percentage of our outstanding common stock and are, and will continue to be, able to exercise significant influence over our affairs.

As of June 13, 2006, Xmark Asset Management, LLC and Xmark Opportunity Partners, LLC (together, “Xmark”), which are, in part, controlled by a common individual, possessed voting power over  13,767,353 shares, or 47.1%, of our outstanding common stock, through their management of Goodnow Capital, L.L.C. (“Goodnow”), Xmark Fund, L.P., Xmark Fund, Ltd., Xmark Opportunity Fund, L.P., Xmark Opportunity Fund, Ltd. and Xmark JV Investment Partners, LLC (collectively, the “Xmark Funds”), and through a voting trust agreement by and among Biomedical Value Fund, L.P., Biomedical Value Fund, Ltd., Xmark Asset Management, LLC and the Company with respect to 1,000,000 shares. As a result, Xmark will be able to determine a significant part of the composition of our board of directors, will hold significant voting power with respect to matters requiring stockholder approval and will be able to exercise significant influence over our operations. The interests of Xmark may be different than the interests of other stockholders on these and other matters. This concentration of ownership also could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.

Also as of June 13, 2006, Efficacy Capital Ltd. (“Efficacy Capital”) owned 9,800,000 shares, or 33.5%, of our outstanding common stock, through its management of Efficacy Biotech Master Fund Ltd. As a result, Efficacy Capital may be able to determine a significant part of the composition of our board of directors, will hold significant voting power with respect to matters requiring stockholder approval and will be able to exercise significant influence over our operations. The interests of Efficacy Capital may be different than the interests of other stockholders on these and other matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.

We may need to sell additional shares of our common stock, preferred stock or other securities to meet our capital requirements. If we need to sell additional shares of our common stock, preferred stock or other securities to meet our capital requirements, or upon conversion of our preferred stock and exercises of currently outstanding options and warrants, the ownership interests of our current stockholders could be substantially diluted. The possibility of dilution posed by shares available for future sale could reduce the market price of our common stock and could make it more difficult for us to raise funds through equity offerings in the future.

As of June 13, 2006, we had 29,223,583 shares of common stock outstanding. We may grant to our employees, directors and consultants options to purchase shares of our common stock under our 2004 Stock Option Plan. In addition, as of June 13, 2006, options to purchase 2,501,535 shares were outstanding at exercise prices ranging from $0.40 to $205.00 per share, with a weighted average exercise price of $3.83, and 1,373,809 shares were reserved for issuance under the 2004 Stock Option Plan. In addition, as of June 13, 2006, warrants to purchase 15,707,402 shares of common stock were outstanding at exercise prices ranging from $0.50 to $20.25 per share, with a weighted exercise price of $1.18 per share. We have also reserved 475,087 shares for the conversion of our outstanding Series B Preferred stock.

In connection with prior collaborations and financing transactions, we also have issued Series B preferred stock, a promissory note convertible into Series B preferred stock and warrants to purchase Series B preferred stock to affiliates of Elan Corporation, plc (“Elan”). These securities generally are exercisable and convertible at the option of the Elan affiliates. The exercise or conversion of all or a portion of these securities would dilute the ownership interests of our stockholders.

Our common stock is not listed on an exchange or the Nasdaq Stock Market, is illiquid and is characterized by low and/or erratic trading volume, and the per share price of our common stock has fluctuated from $0.42 to $1.38 during the last two years.

Our common stock is quoted on the OTC Bulletin Board under the symbol “AOLS.” An active public market for our common stock is unlikely to develop as long as we are not listed on a Nasdaq market or a national securities exchange. Even if listed, the market for our stock may be impaired because of the limited number of investors, the significant ownership stake of Efficacy Capital and Xmark (through its management of Goodnow and the Xmark Funds), and our small market capitalization, which is less than that authorized for investment by many institutional investors.

Historically, the public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. The market price of our common stock is subject to wide fluctuations due to factors that we cannot control, including the results of preclinical and clinical testing of our products under development, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of any products and general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.

If registration rights that we have previously granted are exercised, then the price of our common stock may be adversely affected.

We have agreed to register with the SEC shares of common stock underlying the Series B preferred stock, warrants to purchase Series B preferred stock and a promissory note held by the Elan affiliates. In addition, we have agreed to register with the SEC the common stock issued in our June 2006 financing, the shares of common stock issuable upon exercise of the warrants issued in our June 2006 financing, as well as the common stock issued upon the conversion of our Series A preferred stock and the common stock issuable upon exercise of the warrants issued in our November 2005 financing, all of which have been included in the registration statement of which this prospectus forms a part. Once these securities are registered with the SEC, they may be freely sold in the open market. We expect that we also will be required to register any securities sold in future private financings. The sale of a significant amount of shares in the open market, or the perception that these sales may occur, could cause the trading price of our common stock to decline or become highly volatile.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Future sales of our common stock could adversely affect its price.

Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition. Furthermore, the terms of some of our financing arrangements directly limit our ability to pay cash dividends on our common stock.

USE OF PROCEEDS

We will receive no proceeds from the sale of the shares by the selling stockholders. However, this prospectus covers the offer of shares of common stock issuable in the future upon the exercise of the warrants to purchase up to an aggregate of 7,000,000 shares of common stock at an exercise price of $0.75 per share, subject to adjustment, which are exercisable until June 5, 2011, and 4,000,000 shares of common stock at an exercise price of $0.50 per share, subject to adjustment, which are exercisable until June 5, 2007. If all of these warrants are exercised in full for cash, we would receive aggregate gross proceeds of $7,250,000.

This prospectus also covers the offer of shares of common stock issuable in the future upon the exercise of the warrants to purchase up to an aggregate of 2,500,000 shares of common stock that we issued in November 2005. The warrants are exercisable at a purchase price of $0.50 per share, subject to adjustment. In addition, these warrants contain a “cashless exercise” feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to us. These warrants are exercisable until November 21, 2010, but may terminate early in the event we consummate a merger, consolidation or similar transaction prior to the expiration date. If all of these warrants are exercised in full for cash, we would receive aggregate gross proceeds of $1,250,000.

There can be no assurance any of these warrants will be exercised by the selling stockholders. We expect to use proceeds, if any, from exercise of these warrants to continue the development of our product candidates and to expand the development of our drug pipeline and for general corporate purposes. We cannot assure that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

We will pay certain expenses related to the registration of the shares of common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET FOR COMMON STOCK

Our common stock is traded on the OTC Bulletin Board under the symbol “AOLS”.

The following sets forth the quarterly high and low trading prices as reported by the OTC Bulletin Board for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

	High	Low
Fiscal Year Ended September 30, 2004
October 1, 2003 through December 31, 2003	$5.60	$2.00
January 1, 2004 through March 31, 2004	$4.70	$2.20
April 1, 2004 through June 30, 2004	$10.50	$2.00
July 1, 2004 through September 30, 2004	$2.80	$0.95

Fiscal Year Ended September 30, 2005
October 1, 2004 through December 31, 2004	$1.60	$1.04
January 1, 2005 through March 31, 2005	$1.25	$0.65
April 1, 2005 through June 30, 2005	$0.95	$0.44
July 1, 2005 through September 30, 2005	$1.38	$0.75

Fiscal Year Ending September 30, 2006
October 1, 2005 through December 31, 2005	$1.35	$0.80
January 1, 2006 through March 31, 2006	$1.00	$0.76
April 1, 2006 through June 28, 2006	0.90	$0.42

The closing price for our common stock on June 28, 2006 was $0.65.

As of June 13, 2006, there were approximately 190 holders of record of our common stock, excluding shares held in book-entry form through The Depository Trust Company, and we estimate that the number of beneficial owners of shares of our common stock was approximately 3,000 as of such date.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2006:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the sale by us of 10,000,000 shares of common stock at a purchase price of $0.50 per share, the issuance of warrants to purchase up to an aggregate of 7,000,000 shares of common stock with an exercise price of $0.75 per share and the issuance of a warrant to purchase up to an aggregate of 4,000,000 shares of common stock of the Company with an exercise price of $0.50 per share in our private placement closed on June 5, 2006, after deducting expenses and fees for the private placement paid by us; the conversion of the Series A Preferred Stock into 5,000,000 shares of common stock; and the reduction in the exercise price of the warrants to purchase up to 2,500,000 shares of our common stock issued to the holders of Series A Preferred Stock in our November 2005 financing from $1.00 per share to $0.50 per share.

You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted
	(Unaudited)
	(Amounts in 000s)

Current portion of long-term debt	$911	$911
Long-term debt, less current portion	0	0
Common stock warrant liability	0	4,716
Series A cumulative convertible preferred stock, $.01 par value per share, liquidation value $3.00 per share, 1,250,000 shares authorized; 1,250,000 and no shares issued and outstanding at March 31, 2006 (actual) and March 31, 2006 (as adjusted), respectively	354	0
Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized at March 31, 2006: Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 475,087 shares issued and outstanding at March 31, 2006	5	5
Common stock, $.01 par value per share, 50,000,000 shares authorized; 14,098,096 and 29,098,096 shares issued and outstanding at March 31, 2006 (actual) and March 31, 2006 (as adjusted), respectively	141	291
Additional paid-in capital	147,887	148,322
Accumulated deficit	(149,510)	(149,615

Total stockholders’ deficit	(1,477)	(997)

Total capitalization	$(212)	$4,630

DIVIDEND POLICY

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as-converted basis on our Series B preferred stock. Moreover, any additional preferred stock to be issued and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

In addition, we cannot pay a dividend on any class of our capital stock or other equity interests or any securities convertible into our capital stock without the prior approval of Goodnow pursuant to the terms of the Debenture and Warrant Purchase Agreement dated September 16, 2003 between us and Goodnow. This restriction will expire on the earliest of:

•	the date that Goodnow owns less than 20% of our outstanding common stock on an as converted basis;

•
the completion, to the absolute satisfaction of Goodnow, of initial human clinical safety studies of AEOL 10150 and analysis of the data developed based upon such studies with the results satisfactory to Goodnow, in its absolute discretion, to initiate efficacy studies of AEOL 10150 in humans; or

•	the initiation of dosing of the first human patient in an efficacy-based study of AEOL 10150.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the consolidated statements of operations data for the five fiscal years ended September 30, 2005 and the related consolidated balance sheet data at those dates from our consolidated financial statements. Our consolidated financial statements as of and for the fiscal year ended September 30, 2005 were audited by Haskell & White LLP, an independent registered public accounting firm. Our consolidated financial statements as of and for the fiscal year ended September 30, 2004 were audited by Grant Thornton LLP, an independent registered public accounting firm, and our consolidated financial statements as of and for the fiscal years ended September 30, 2003, 2002 and 2001 were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. All common stock amounts have been adjusted for a one-for-ten reverse stock split effected in July 2004.

The financial information as of March 31, 2006 and results of operations for the six months ended March 31, 2006 and 2005 is derived from our unaudited interim financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our consolidated financial position for the respective periods. The historical data for the six-month periods presented below are not necessarily indicative of the results for a full fiscal year.

Balance Sheet Data:
(in thousands)

	as of September 30,					as of March 31,
	2005	2004	2003	2002	2001	2006
						(unaudited)
Cash and cash equivalents and marketable securities	$626	$7,381	$586	$209	$5,453	$304
Working capital (deficiency)	$(73)	$6,093	$(2,242)	$(1,590)	$3,967	$(1,565)
Total assets	$937	$7,856	$1,080	$2,201	$8,618	$1,111
Long-term portion of capital lease obligations and notes payable	$867	$787	$714	$944	$17	$-
Redeemable convertible exchangeable preferred stock	$-	$-	$14,503	$13,554	$12,667	$-
Total liabilities	$1,869	$2,324	$18,159	$3,127	$2,971	$2,234
Series A convertible preferred stock	$-	$-	$-	$-	$-	$354
Total stockholders’ equity (deficit)	$(932)	$5,532	$(17,079)	$(14,480)	$(7,020)	$(1,477)

Statement of Operations Data:
(in thousands, except per share data)

	Year Ended September 30,					Six Months Ended March 31,

	2005	2004	2003	2002	2001	2006	2005
						(unaudited)	(unaudited)
Revenue:
Grant income and contract revenue	$252	$305	$-	$-	$-	$92	$115

Costs and expenses:
Research and development	4,515	8,295	2,780	3,927	5,032	2,258	2,772
General and administrative	2,674	3,987	2,025	2,778	3,057	1,047	966

Total costs and expenses	7,189	12,282	4,805	6,705	8,089	3,305	3,738

Loss from operations	(6,937)	(11,977)	(4,805)	(6,705)	(8,089)	(3,213)	(3,623)
Equity in loss of Incara Development	-	-	(76)	(1,040)	(12,650)	-	-
Equity in income of CPEC LLC	-	-	-	-	-	433	-
Interest income (expense), net	(31)	(5,213)	(192)	(50)	223	(19)	(7)
Other income	63	23	223	150	767	36	14
Decrease in fair value of common stock warrants	-	-	-	-	-	401	-

Loss from continuing operations	(6,905)	(17,167)	(4,850)	(7,645)	(19,749)	(2,362)	(3,616)
Discontinued operations	-	-	(38)	(3,657)	(2,464)	-	-
Gain on sale of discontinued operations	-	-	1,912	-	-	-	-
Net loss	(6,905)	(17,167)	(2,976)	(11,302)	(22,213)	(2,362)	(3,616)
Preferred stock dividend and accretion	-	(135)	(949)	(887)	(652)	(55)	-
Net loss attributable to common stockholders	$(6,905)	$(17,302)	$(3,925)	$(12,189)	$(22,865)	$(2,417)	$(3,616)

Net loss per share from continuing operations	$(0.49)	$(2.06)	$(4.25)	$(6.58)	$(24.78)	$(0.17)	$(0.26)
Net loss per share attributable to common stockholders	$(0.49)	$(2.06)	$(2.88)	$(9.40)	$(27.77)	$(0.17)	$(0.26)
Weighted average common shares outstanding:
Basic and diluted	13,976	8,388	1,365	1,296	823	14,058	13,961

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Introduction

You should read the following discussion in conjunction with our consolidated financial statements and the notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen derived molecules, commonly referred to as free radicals. Free radicals cause damage in a broad group of diseases and conditions. Our initial target applications will be the use of our catalytic antioxidants for amyotrophic lateral sclerosis, also known as “ALS” or “Lou Gehrig’s disease,” and cancer radiation therapy. We announced positive safety results from a completed Phase I single dose study of AEOL 10150 in patients diagnosed with ALS. In addition, in September 2005, we launched a Phase I multiple dose study of AEOL 10150 in patients diagnosed with ALS. We expect to complete this study by the end of the fourth quarter of fiscal year 2006. The safety data from these studies could be utilized to support subsequent efficacy studies of AEOL 10150 in ALS, as well as other indications for which the Company has developed preclinical efficacy data.

We do not have any revenue, other than grant income, and therefore we must rely on public or private equity offerings, debt financings, collaboration arrangements or grants to finance our operations.

We incurred significant losses from continuing operations of $2,362,000 and $6,905,000, and cash outflows from operations of $2,777,000 and $6,842,000, for the six months ended March 31, 2006 and for the fiscal year ended September 30, 2005, respectively. We had an accumulated deficit of $149,510,000 at March 31, 2006. We have not yet generated any revenue from product sales and do not expect to receive any product revenue in the foreseeable future, if at all.

Corporate Matters

On November 20, 2003, our stockholders approved the reorganization and merger of our company with and into one of its wholly owned subsidiaries, pursuant to which our stockholders became stockholders of the subsidiary. The corporate reorganization was completed on November 20, 2003. There was no change in the basis of the assets or liabilities of the consolidated company. In conjunction with the reorganization, notes payable in the amount of $3,095,000 were converted into 3,095,144 shares of common stock of the surviving entity and all 12,015 shares of previously outstanding Series C preferred stock were converted into 225,533 shares of common stock of the surviving entity.

In April 2004, we completed a private placement of 4,104,000 shares of common stock at $2.50 per share, resulting in net proceeds of $9,359,000. In conjunction with the private placement, we issued warrants to purchase 1,641,600 shares of common stock with an initial exercise price of $4.00 per share, and issued a warrant to the placement agent to purchase 410,400 shares of common stock with an initial exercise price of $2.50 per share. In addition, in April 2004, Goodnow converted a debenture in the aggregate amount of $5,047,000 into 5,046,875 shares of common stock.

On July 16, 2004, we effected a one-for-ten reverse stock split, decreased the number of authorized shares of common stock from 350,000,000 to 50,000,000 and changed our name from Incara Pharmaceuticals Corporation to Aeolus Pharmaceuticals, Inc. All common stock amounts in the registration statement of which this prospectus forms a part have been adjusted to reflect the reverse stock split.

On November 21, 2005, we entered into a Purchase Agreement with certain institutional accredited investors pursuant to which we sold to the investors an aggregate of 1,250,000 shares of our Series A Convertible Preferred Stock at a purchase price of $2.00 per share and warrants to purchase up to an aggregate of 2,500,000 shares of common stock for aggregate net proceeds of approximately $2,400,000. Each share of the Series A preferred stock, which has a stated value of $2.00 per share, was initially convertible into two shares of common stock but subsequently adjusted to four shares of common stock as a result of the June 2006 financing. The warrants had an initial exercise price of $1.00 per share but were subsequently lowered to $0.50 per share as a result of the June 2006 financing.

On June 5, 2006, we entered into a Subscription Agreement with certain accredited investors pursuant to which we sold to the investors an aggregate of 10,000,000 shares of the Company’s Common Stock at a purchase price of $0.50 per share for aggregate gross proceeds of $5,000,000, issued to the investors warrants to purchase up to an aggregate of 7,000,000 shares of common stock with an exercise price of $0.75 per share and issued to Efficacy Biotech Master Fund Ltd. a warrant to purchase up to an aggregate of 4,000,000 shares of common stock of the Company with an exercise price of $0.50 per share. In connection with the financing, we also granted registration rights to the investors, pursuant to which we agreed to file a registration statement with the SEC covering the resale of the common stock and all shares of common stock issuable upon exercise of the warrants.

In connection with the June 5, 2006 financing, all outstanding shares of the Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock.

Transactions with Elan Corporation, plc

In January 2001, we closed a collaborative and financing transaction with Elan Corporation, plc (“Elan”). As part of the transaction, Elan and we formed a Bermuda corporation, Incara Development, Ltd., to develop deligoparin. From inception through September 30, 2003, we owned all of the common stock and 60.2% of the non-voting preferred shares of Incara Development and Elan owned 39.8% of the non-voting preferred shares of Incara Development. As part of the transaction, Elan and we entered into license agreements under which we licensed deligoparin to Incara Development and Elan licensed to Incara Development a proprietary drug delivery technology.

In connection with the transaction, Elan purchased 82,500 shares of our common stock, 28,457 shares of our Series B convertible preferred stock and a five-year warrant to purchase 22,191 shares of Series B preferred stock at an initial exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B preferred stock is convertible into one share of our common stock. Elan also purchased 12,015 shares of our Series C convertible exchangeable non-voting preferred stock with a face value of $1,000 per share for a total of $12,015,000. We contributed to Incara Development the proceeds from the issuance of the Series C preferred stock in exchange for securities of Incara Development. Elan also contributed $2,985,000 to Incara Development for shares of preferred stock of Incara Development. In addition, Elan granted Incara Development a license to Elan’s proprietary drug delivery technology for a license fee of $15,000,000.

The Series C preferred stock carried a mandatory stock dividend of 7% per year, compounded annually, and was convertible at Elan’s option into shares of our Series B preferred stock. The Series C preferred stock was also exchangeable at the option of Elan at any time for all of the preferred stock of Incara Development held by us which, if exchanged, would have given Elan ownership of 100% of Incara Development’s preferred stock outstanding or 50% of the initial amount of combined common and preferred stock of Incara Development. Because the Series C preferred stock was redeemable preferred stock, it was classified as a liability at September 30, 2003, pursuant to FASB Statement No. 150. On November 20, 2003, our corporate reorganization resulted in the automatic conversion of the Series C preferred stock into 225,533 shares of our common stock.

As part of the initial transaction, Elan and we intended to fund Incara Development pro rata, based on our respective percentage ownership of the combined outstanding common and preferred stock of Incara Development. We owned 80.1% and Elan owned 19.9% of the outstanding combined common and non-voting preferred shares of Incara Development from inception through September 30, 2003. Elan agreed to lend us up to $4,806,000 to fund our pro rata share of development funding for Incara Development. In return, we issued Elan a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. In October 2001 and February 2002, we borrowed from Elan $857,000 and $518,000, respectively, pursuant to the terms of the note arrangement with Elan. In February 2002, we, with Elan’s consent, converted the outstanding principal and accrued interest totaling $1,400,000 into 48,000 shares of our common stock and 58,883 shares of our Series B preferred stock. In August 2002, we borrowed from Elan an additional $638,000 pursuant to the terms of the note arrangement. The outstanding balance of the note payable was $867,000 as of September 30, 2005. The note is convertible at the option of Elan into shares of Series B preferred stock at a rate of $43.27 per share. The note will mature on December 21, 2006, when the outstanding principal plus accrued interest will be due and payable. We have the option to repay the note either in cash or in shares of Series B preferred stock and warrants having a then fair market value of the amount due, provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share.

For financial reporting purposes, the value recorded as our investment in Incara Development was $12,015,000, which equaled the proceeds we received from Elan to purchase the Series C preferred stock. The acquired technology obtained by Incara Development from Elan for $15,000,000 was expensed at inception because the feasibility of using the acquired technology in conjunction with deligoparin had not been established and Incara Development had no alternative future use for the acquired technology. We immediately expensed as “Equity in loss of Incara Development” 100% of the write-off of the acquired technology, up to our initial investment. We recognized 100% of the net losses of Incara Development to the extent of our initial investment, and we recognized 80.1% of the subsequent net losses, which was the extent of our commitment to provide further financial support to fund those losses.

While we owned all of the outstanding common stock and 60.2% of the non-voting preferred stock of Incara Development prior to November 2003, Elan retained significant minority investor rights, including 50% control of the management committee which oversaw the deligoparin program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, we did not consolidate the financial statements of Incara Development during fiscal years 2003, 2002 and 2001, but instead accounted for our investment in Incara Development under the equity method of accounting. Elan and we funded Incara Development on a pro rata basis based on the respective ownership of the combined outstanding common and preferred stock of Incara Development. In accordance with Accounting Principles Board Opinion (“APB”) No. 18, we recognized 100% of the losses of Incara Development to the extent of our original investment, plus all subsequent losses of Incara Development to the extent that we had committed to provide further financial support to fund those losses. During the fiscal years ended September 30, 2003 and 2002, our equity in loss of Incara Development was $76,000 and $1,040,000, respectively.

In September 2002, we announced that analysis of the results from the clinical trial of deligoparin for the treatment of ulcerative colitis showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we terminated our collaboration in November 2003, at which time we became the sole owner of Incara Development. Incara Development was dissolved in August 2004.

In May 2002, Elan purchased 416,204 shares of our Series B preferred stock for $3,000,000. Elan agreed that it would make additional equity investments in the future based upon the completion of various financial and clinical milestones related to our program for catalytic antioxidant compounds as adjunctive agents to cancer treatment. Elan received an exclusive option to negotiate commercialization or collaboration terms at a later phase relating to catalytic antioxidants being developed by us in the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage. No milestones were met. Elan and we terminated this collaboration in January 2003. In accordance with the terms of the termination agreement, we will pay Elan a royalty on net sales of catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

Results of Operations

Six Months Ended March 31, 2006 Compared to the Six Months Ended March 31, 2005

We had net losses attributable to common stockholders of $2,417,000 for the six months ended March 31, 2006, versus net losses attributable to common stockholders of $3,616,000 for the six months ended March 31, 2005.

We recognized $92,000 and $115,000 of grant income during the six months ended March 31, 2006 and 2005, respectively, from our SBIR grant from the National Cancer Institute.

Research and development (“R&D”) expenses decreased $514,000, or 19%, to $2,258,000 for the six months ended March 31, 2006 from $2,772,000 for the six months ended March 31, 2005. Our primary operational focus and R&D spending during the six months ended March 31, 2006 was on conducting our Phase I multiple dose clinical trial for the treatment of ALS and the advancement of the Aeolus Pipeline Initiative, while our primary operational focus and R&D spending during the six months ended March 31, 2005 was on preclinical pharmacology and toxicology tests on our lead compound, AEOL 10150, and the launch of our Phase I single dose clinical trial for the treatment of ALS. Clinical trial expenses for the six months ended March 31, 2006 was $850,000 compared to $900,000 during the six months ended March 31, 2005. Preclinical expenses primarily related to the Aeolus Pipeline Initiative for the six months ended March 31, 2006 were $400,000, whereas preclinical expenses related to pharmacology and toxicology testing of AEOL 10150 during the six months ended March 31, 2005 were $1,104,000. Offsetting these declines were increased patent fees ($424,000) as a result of some of our patents entering the international validation phase.

R&D expenses for our antioxidant program have totaled $30,931,000 from inception through March 31, 2006. Because of the uncertainty of our research and development and clinical studies, we are unable to predict the level of spending and the anticipated program completion date, if any. However, we expect that R&D expenses during the remainder of fiscal year 2006 will be higher than those incurred in the quarter ended March 31, 2006 as we continue the clinical development of AEOL 10150 and expand our pre-clinical testing activities to further the development of other compounds in our pipeline.

General and administrative (“G&A”) expenses increased $81,000, or 8%, to $1,047,000 for the six months ended March 31, 2006 from $966,000 for the six months ended March 31, 2006. G&A expenses were higher during the six months ended March 31, 2006 versus the six months ended March 31, 2005 due to a higher level of consulting fees and legal fees offset by a decline in employment costs and rent expenses. During the six months ended March 31, 2006, the Company’s administration and accounting activities were outsourced while during the same period in 2005, employees performed these functions resulting in a higher level of consulting fees ($147,000) and a lower level of employment costs ($186,000) during the six months ended March 31, 2006. Legal fees increased $116,000 during the six months ended March 31, 2006 as a result of the Company’s increased regulatory compliance responsibilities. Rental expenses decreased by $56,000 during the six months ended March 31, 2006 when compared to the same period last year as the Company closed its administrative offices in August 2005 and outsourced all of its administration functions, as a result of which we did not incur any rental expense during the quarter.

Effective October 1, 2005, we adopted SFAS No. 123(R). SFAS No. 123(R) required that we recognize the fair value of equity awards granted to our employees as compensation expense in the income statement over the requisite service period. For the six months ended March 31, 2006, we recognized $71,000 in employee stock-based compensation expense as a result of the adoption of SFAS No. 123(R), which is included in G&A expenses. Additionally, we recognized $85,000 of stock-based compensation charges associated with stock option grants to consultants.

During the six months ended March 31, 2006, CPEC LLC (“CPEC”) received a milestone payment and equity consideration from ARCA Discovery, Inc., a privately held cardiovascular-focused company (“ARCA”). In 2003, CPEC, of which we own 35% of the equity interest, out-licensed all rights to a potential therapeutic compound referred to as “bucindolol” to ARCA. During the six months ended March 31, 2006, CPEC agreed to modify the license agreement between CPEC and ARCA and received 400,000 shares of ARCA common stock as consideration for the amendment. In addition, during the six months ended March 31, 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA completing a financing. We recorded $433,000 of income during the six months ended March 31, 2006 as a result of our equity ownership of CPEC.

In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants and the transaction documents, at the closing date, November 21, 2005, the fair value of the warrants issued in the Series A Preferred Stock private placement were accounted for as a liability until such date in which a registration statement registering the shares underlying the warrants was declared effective. The warrant liability was revalued at each balance sheet date and changes in fair value were charged to the statement of operations. Between November 21, 2005 and March 31, 2006, the fair value of the warrants decreased by $401,000 which was credited to the statement of operations. On March 1, 2006, the Securities and Exchange Commission declared the registration statement registering the shares underlying the warrants effective and accordingly the warrant liability was reclassified to additional paid in capital. The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

We had a net loss attributable to common stockholders of $6,905,000 for the fiscal year ended September 30, 2005, versus a net loss attributable to common stockholders of $17,302,000 for fiscal 2004.

In August 2003, we were awarded a $100,000 Small Business Innovation and Research (“SBIR”) Phase I grant from the National Cancer Institute, a division of the National Institutes of Health. In March 2004, we were awarded up to $375,000 for the first year of a SBIR Phase II grant and received approval for a second year of the Phase II grant program in January 2005. Pursuant to the grants, we are studying the antitumor and radiation-protective effects of our catalytic antioxidants. The study is a collaboration between us and the Department of Radiation Oncology at Duke University Medical Center. We recognized $252,000 of grant income during the fiscal year 2005 versus $305,000 during fiscal year 2004.

Research and Development

Research and development expenses decreased $3,780,000, or 46%, to $4,515,000 for fiscal year 2005 from $8,295,000 for fiscal year 2004. Our primary operational focus and R&D spending during fiscal year 2005 was on conducting our Phase I clinical trial for the treatment of ALS, while our primary operational focus and R&D spending during fiscal year 2004 was on preclinical pharmacology and toxicology tests on our lead compound, AEOL 10150. We eliminated our R&D staff during fiscal year 2004 and are currently using consultants to conduct our R&D activities. Therefore, we incurred greater expenses for clinical trial and sponsored research costs in fiscal year 2005, compared with fiscal year 2004, in which we incurred higher expenses associated with preclinical activities and payroll costs. R&D expenses for our antioxidant program have totaled $28,673,000 from inception through September 30, 2005. Because of the uncertainty of our research and development and clinical studies, we are unable to predict the total level of spending on the program or the program completion date. However, we expect R&D expenses during fiscal year 2006 will be higher than fiscal 2005 as we initiate a multi-dose Phase I study in ALS and as we expand our preclinical testing activities to further develop other compounds in our pipeline. Our ongoing cash requirements will also depend on numerous factors, particularly the progress of our R&D programs and our ability to negotiate and complete collaborative agreements.

General and Administrative

General and administrative expenses include corporate costs required to support our company, our employees and our stockholders. These costs include personnel and outside costs in the areas of legal, human resources, investor relations and finance. Additionally, we include in general and administrative expenses such costs as rent, repair and maintenance of buildings and equipment, depreciation, utilities, information technology and procurement costs that we need to support the corporate functions listed above.

General and administrative expenses decreased $1,313,000, or 33%, to $2,674,000 for fiscal year 2005 from $3,987,000 for fiscal year 2004. G&A expenses were lower during fiscal year 2005 versus 2004 due to a lower amount of amortization expense related to the accelerated vesting of stock options following a change in the board of directors in 2004 ($270,000 during fiscal year 2005 versus $1,580,000 during fiscal year 2004), and lower salaries and wages as a result of a reduction of staffing levels in 2004 and 2005 ($796,000 during fiscal year 2005 versus $1,182,000 for fiscal year 2004). During June 2005, we did not renew the employment contract with our former Chief Financial Officer and as a result incurred non-recurring severance expenses in the amount of $253,000. In August 2005, we closed our offices in Research Triangle Park, North Carolina, and accrued for all remaining lease payments in the amount of $217,000.

Interest expense decreased to $31,000 in fiscal year 2005 from $5,213,000 in fiscal year 2004. In January 2004, we closed on a convertible debenture of $5,000,000 with Goodnow. Since the convertible debenture conversion rate of $1.00 per share was less than the market value of our common stock at the time of the advances, the convertible debenture proceeds were allocated to the beneficial conversion feature. As the convertible debenture was converted to common stock in fiscal 2004, the resulting $5,000,000 of discount on the $5,000,000 that we borrowed under the convertible debenture was recognized as $5,000,000 of noncash interest expense in fiscal 2004.

Other income of $63,000 and $23,000 for fiscal 2005 and 2004, respectively, related primarily to sublease rental income of our leased laboratory and office facilities in North Carolina.

We accreted $135,000 of dividends on our Series C preferred stock during fiscal 2004. As part of the reorganization on November 20, 2003, all shares of Series C preferred stock were converted into common stock and we no longer accrete dividends on the Series C preferred stock.

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

We had a net loss attributable to common stockholders of $17,302,000 for the fiscal year ended September 30, 2004, versus a net loss attributable to common stockholders of $3,925,000 for fiscal 2003. The net loss for fiscal 2003 includes a $1,912,000 gain on the sale of our liver cell operations to Vesta Therapeutics, Inc. in October 2002.

As discussed above, in August 2003, we were awarded a SBIR Phase I grant from the National Cancer Institute, and in March 2004, we were awarded a SBIR Phase II grant from the NIH. We recognized $305,000 of Phase II grant income during fiscal 2004.

Because of our lack of financial resources during fiscal 2003, we had decreased our spending on R&D activities during most of fiscal 2003. With the financing we received beginning in July 2003, we were able to move forward with our preclinical catalytic antioxidant programs. Our R&D expenses increased $5,515,000, or 198%, to $8,295,000 for fiscal 2004 from $2,780,000 for fiscal 2003. Our primary operational focus and R&D spending during fiscal 2004 was on preclinical pharmacology and toxicology tests on our lead compound for the treatment of ALS. We incurred approximately $4,989,000 of outside drug development costs during fiscal 2004 versus only $626,000 of outside drug development costs during fiscal 2003. In addition, we recognized $947,000 of noncash charges for accelerated vesting of stock options for R&D employees during fiscal 2004 as a result of a change in our Board of Directors in April 2004.

G&A expenses increased $1,962,000, or 97%, to $3,987,000 for fiscal 2004 from $2,025,000 for fiscal 2003. We expensed $1,580,000 of noncash G&A expenses for fiscal 2004 for accelerated vesting of stock options for G&A employees as a result of a change in our Board of Directors and the resignation of our former Chief Executive Officer. In addition we incurred $575,000 of severance costs in conjunction with the resignation of our former Chief Executive Officer and other officers. We also incurred $150,000 of retainer fees for an investment advisor hired in fiscal 2004. G&A salaries decreased $424,000 from fiscal 2003 to fiscal 2004.

As discussed above, we recognized $5,000,000 of noncash interest expense in fiscal 2004 in connection with the conversion of a convertible debenture issued to Elan.

On October 31, 2002, we sold substantially all the assets and operations of our liver cell program to Vesta Therapeutics, Inc. and recognized a gain of $1,912,000 on the sale. We received a right to royalties on products developed using intellectual property transferred to Vesta and proceeds of $3,422,000, which consisted of $2,955,000 of cash payments and $467,000 of reduction in our notes payable and capital lease obligations. As part of the transaction, we sold to Vesta property and equipment with a net book value of $572,000 and assigned certain related licenses and other agreements to Vesta. We wrote off $492,000 for impaired laboratory facilities and established a reserve of $446,000 for the future net rent costs of our exited laboratory facility. Net expenses of the liver cell program of $38,000 for fiscal 2003 are shown as discontinued operations on the statements of operations.

Our expenses associated with Incara Development and development of deligoparin of $76,000 were included in “Equity in loss of Incara Development” for fiscal 2003.

Other income of $23,000 and $223,000 for fiscal 2004 and 2003, respectively, related primarily to sublease rental income of our leased laboratory facility in Research Triangle Park.

We accreted $135,000 and $949,000 of dividends on our Series C preferred stock during fiscal 2004 and 2003, respectively. As part of the reorganization on November 20, 2003, all shares of Series C preferred stock were converted into common stock and we no longer accrete dividends on the Series C preferred stock.

Liquidity and Capital Resources

At March 31, 2006, we had $304,000 of cash, a decrease of $322,000 from September 30, 2005. The decrease in cash was primarily due to the $2,362,000 net loss for the six months ended March 31, 2006 offset in part by an increase of $284,000 in accounts payable and accrued expenses due to a higher level of payables as of March 31, 2006 when compared to September 30, 2005 and by net proceeds of $2,413,000 from the sale of the Series A Convertible Preferred Stock.

In June 2006, we completed a private placement in which we issued to certain investors an aggregate of 10,000,000 shares of Common Stock, warrants to purchase 7,000,000 shares of common stock at an exercise price of $0.75 per share and warrants to purchase 4,000,000 shares of common stock at an exercise price of $0.50 per share for aggregate net proceeds of $4,900,000. We expect to use these funds, including any additional funds received pursuant to the exercise of these warrants, to continue the development of our product candidates and to expand the development of our drug pipeline. With this financing, we believe we have adequate financial resources to conduct operations through the second quarter of fiscal year 2007. This raises substantial doubt about our ability to continue as a going concern, which will be dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to achieve operating profit.

We incurred significant losses from continuing operations of $2,362,000 and $6,905,000, and cash outflows from operations of $2,777,000 and $6,842,000, for the six months ended March 31, 2006 and for the fiscal year ended September 30, 2005, respectively. Our ongoing cash requirements will depend on numerous factors, particularly the progress of our catalytic antioxidant program and clinical trials and our ability to negotiate and complete collaborative agreements or out-licensing arrangements. In order to help fund our on-going operating cash requirements, we intend to seek new collaborations for our antioxidant research program that include initial cash payments and on-going research support. In addition, we will need to sell additional shares of our stock and explore other strategic and financial alternatives, including a merger with another company and the establishment of new collaborations for current research programs that include initial cash payments and ongoing research support, or the out-licensing of our compounds for development by a third party.

There are significant uncertainties as to our ability to access potential sources of capital. We may not be able to enter into any collaboration on terms acceptable to us, or at all, due to conditions in the pharmaceutical industry or in the economy in general or based on the prospects of our catalytic antioxidant program. Even if we are successful in obtaining a collaboration for our antioxidant program, we may have to relinquish rights to technologies, product candidates or markets that we might otherwise develop ourselves. These same risks apply to any attempt to out-license our compounds.

Similarly, due to market conditions, the illiquid nature of our stock and other possible limitations on equity offerings, we may not be able to sell additional securities or raise other funds on terms acceptable to us, if at all. It generally is difficult for small biotechnology companies like us to raise funds in the equity markets. Any additional equity financing, if available, would likely result in substantial dilution to existing stockholders.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is forward-looking information, and actual results could vary.

Contractual Obligations

Our contractual obligations (in thousands) as of March 31, 2006 were as follows:

		Payments due by period
					More
		Less than	1-3	3-5	than
	Total	1 Year	Years	Years	5 Years
		(in thousands)
Long-term debt	$911	$911	$—	$—	$—
Operating leases	64	64	—	—	—
Purchase obligations	183	183	—	—	—
Total	$1,158	$1,158	$—	$—	$—

The operating lease commitments are comprised of lease obligations for our laboratory and office facilities in the Research Triangle Park, North Carolina, which have been accrued as a liability on our balance sheet.

In December 1999, we sold IRL, our anti-infectives division, to a private pharmaceutical company. As of March 31, 2006, we remained contingently liable through May 2007 for a lease obligation of approximately $1,139,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey. This contingent lease obligation is not recorded as a liability and is not included in the above table.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources as defined under the rules of SEC Release No. FR-67. We do have operating leases, which are generally for office and laboratory space. In accordance with accounting principles generally accepted in the United States, operating leases are not reflected in the accompanying consolidated balance sheets. We do not have any capital leases.

Relationship with Goodnow

In July 2003, we initiated a series of transactions that led to our corporate reorganization and recapitalization. We obtained an aggregate of $8.0 million in secured bridge financing in the form of convertible promissory notes we issued to Goodnow. A portion of this financing allowed us to pay our past due payables and become current. We used the remainder for our operations, including a toxicology study for our catalytic antioxidant compounds under development as a treatment for ALS.

We completed our corporate reorganization on November 20, 2003. The reorganization involved the merger of our former parent company into one of its wholly owned subsidiaries. Upon consummation of the merger, a $3.0 million note held by Goodnow, including accrued interest, converted into 3,060,144 shares of our common stock. On April 19, 2004, we sold $10.26 million of our common stock in a private placement. In conjunction with the private placement, Goodnow voluntarily converted a $5.0 million debenture, including accrued interest thereon, into 5,046,875 shares of our common stock, which, along with the 3,060,144 shares issued in the merger and the 20 shares that Goodnow owned before the consummation of the merger, represented 58.1% of the shares of our common stock outstanding on November 30, 2004. As a result of this significant ownership, Goodnow is able to significantly influence, if not control, future actions voted on by stockholders of our company.

As part of the $8.0 million financing from Goodnow, we agreed:

•	to secure the $8.0 million debt with liens on all of our assets, which liens expired on April 19, 2004 when the remaining debt converted to shares of common stock;

•	to spend the financing proceeds only in accordance with a budget and development plan agreed to by Goodnow;

•
to not enter into any arrangement with a party other than Goodnow in which we would raise capital through the issuance of our securities other than the raising of up to an aggregate of $20,000,000 through the issuance of shares of our common stock at a price of greater than $3.00 per share and which would represent 25% or less of our then outstanding common stock on an as-converted to common and fully diluted basis. If we agree to or consummate a financing transaction with someone other than Goodnow that exceeds these limitations, we will pay Goodnow a break-up fee of $500,000. Goodnow approved the April 2004 private placement, which exceeded these limitations, and waived the fee. However, the $20,000,000 limitation was lowered to $9,740,000 and the 25% limitation was reduced to zero. Goodnow also approved the November 2005 private placement, which exceeded these limitations and waived the fee; and

•
to allow Goodnow to appoint one director to our board of directors, provided Goodnow owns at least 10%, but less than 20%, of our outstanding common stock, on an as-converted to common and fully diluted basis, and two directors if Goodnow owns more than 20% of our outstanding common stock.

In addition, without Goodnow’s prior approval, we have agreed to not:

•
make any expenditure or series of related expenditures in excess of $25,000, except (i) expenditures pursuant to the SBIR grant from the U.S. Small Business Administration, (ii) specified in a budget approved in writing in advance by Goodnow and our Board, and (iii) directly relating to the development of AEOL 10150 for the treatment of ALS;

•	change our business or operations;

•	merge with or sell or lease a substantial portion of our assets to any entity;

•	incur debt from any third party or place a lien on any of our properties;

•	amend our certificate of incorporation or bylaws;

•	increase the compensation we pay our employees;

•	pay dividends on any class of our capital stock;

•	cancel any debt except for full value; or

•	issue any capital stock except pursuant to agreements with or as agreed to by Goodnow.

The affirmative covenants expire on the earliest of:

•	the date that Goodnow owns less than 20% of our outstanding common stock on an as converted basis;

•
the completion, to the absolute satisfaction of Goodnow, of initial human clinical safety studies of AEOL 10150, and analysis of the data developed based upon such studies with results satisfactory to Goodnow, in its absolute discretion, to initiate efficacy studies of AEOL 10150; or

•	the initiation of dosing of the first human patient in an efficacy-based study of AEOL 10150.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with our independent registered public accounting firm and members of our audit committee. We routinely evaluate our estimates and policies regarding revenue recognition; clinical trial, preclinical, manufacturing and patent related liabilities; license obligations; intangible assets; deferred tax assets and accounting and reporting for equity transactions.

We generally enter into contractual agreements with third-party vendors to provide clinical, preclinical and manufacturing services in the ordinary course of business. Many of these contracts are subject to milestone-based invoicing and the contract could extend over several years. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. Patent-related liabilities are recorded based upon various assumptions or events that we believe are the most reasonable to each individual circumstance, as well as based upon historical experience. License milestone liabilities and the related expense are recorded when the milestone criterion achievement is probable. We have not recognized any assets for inventory, intangible items or deferred taxes as we have yet to receive regulatory approval for any of our compounds. Any potential asset that could be recorded in regards to any of these items is fully reserved. In all cases, actual results may differ from our estimates under different assumptions or conditions.

BUSINESS

General

Aeolus Pharmaceuticals, Inc., a San Diego-based biopharmaceutical company, is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. Our lead drug candidate is AEOL 10150 and is the first in our class of catalytic antioxidant compounds to enter human clinical evaluation. AEOL 10150 is a small molecule catalytic antioxidant that has shown the ability to scavenge a broad range of reactive oxygen species, or free radicals. As a catalytic antioxidant, AEOL 10150 mimics and thereby amplifies the body’s natural enzymatic systems for eliminating these damaging compounds. Because oxygen-derived free radicals are believed to have an important role in the pathogenesis of many diseases, we believe that Aeolus’ catalytic antioxidants may have a broad range of potential therapeutic uses. In particular, our catalytic antioxidants have been shown to significantly reduce tissue damage in animal models of amyotrophic lateral sclerosis (“ALS,” also commonly referred to as “Lou Gehrig’s disease”), radiation therapy protection and tumor therapy, stroke and chronic obstructive pulmonary disease.

We announced positive safety results from a completed Phase I single dose study of AEOL 10150 in patients diagnosed with ALS. In addition, in September 2005, we launched a Phase I multiple dose study of AEOL 10150 in patients diagnosed with ALS. We expect to complete this study by the end of the fourth quarter of fiscal year 2006. The safety data from these studies could be utilized to support subsequent efficacy studies of AEOL 10150 in ALS, as well as other indications for which the Company has developed preclinical efficacy data.

In addition, we have launched the “Aeolus Pipeline Initiative” in conjunction with a variety of academic collaborators, focused on identifying between 1-2 compounds evaluated from six disease categories for potential entrance into human clinical evaluation in 2006, and an additional 2-3 compounds in 2007. The Aeolus Pipeline Initiative is an internal development initiative focused on advancing several of the most promising catalytic antioxidant compounds from our proprietary library of 200 compounds. The initial therapeutic focus areas for the Aeolus Pipeline Initiative are: radiation therapy protection and tumor therapy; Parkinson’s disease; Cystic Fibrosis; Chronic Obstructive Lung Disease; tumor suppression/bone marrow transplantation; and stroke. These therapeutic focus areas were selected based upon preliminary data developed using our catalytic antioxidant compounds.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS.” Our principal executive offices are located at 23811 Inverness Place, Laguna Niguel, California 92677, and our phone number at that address is (949) 481-9825. Our website address is www.aeoluspharma.com. However, the information in, or that can be accessed through, our website is not part of the registration statement of which this prospectus forms a part. We also make available free of charge through our website our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Background on the Importance of Antioxidants

Oxygen Stress and Disease

Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature. This reactivity is necessary for life, but also generates different forms of oxygen that can react harmfully with living organisms. In the body, a small proportion of the oxygen we consume is converted to superoxide, a free radical species that gives rise to hydrogen peroxide, hydroxyl radical, peroxynitrite and various other oxidants.

Oxygen-derived free radicals can damage DNA, proteins and lipids resulting in inflammation and both acute and delayed cell death. (Figure 1.) The body protects itself from the harmful effects of free radicals and other oxidants through multiple antioxidant enzyme systems such as superoxide dismutase (“SOD”). These natural antioxidants convert the reactive molecules into compounds suitable for normal metabolism. When too many free radicals are produced for the body’s normal defenses to convert, “oxidative stress” occurs with a cumulative result of reduced cellular function and, ultimately, disease.

Figure 1. Interrelationship of superoxide and other cellular oxidants leading to damage to cellular constituents resulting in dysfunction or cell death.

Free radical biology is one of the most widely studied areas in modern science; over 50,000 papers on the subject have been published in the past 30 years. Increasingly, data suggest that oxygen-derived free radicals are an important factor in the pathogenesis of a large variety of diseases, including neurological disorders such as ALS, Parkinson’s disease, Alzheimer’s disease and stroke, and in non-neurological disorders such as cancer radiation therapy damage, emphysema, asthma and diabetes.

Antioxidants as Therapeutics

Because of the role that oxygen-derived free radicals play in disease, scientists are actively exploring the possible role of antioxidants as a treatment for related diseases. Preclinical and clinical studies involving treatment with SOD, the body’s natural antioxidant enzyme, or more recently, studies involving over-expression of SOD in transgenic animals, have shown promise of therapeutic benefit in a broad range of disease therapies. Increased SOD function improves outcome in animal models of conditions including stroke, ischemia-reperfusion injury (a temporary cutoff of blood supply to tissue) to various organs, harmful effects of radiation and chemotherapy for the treatment of cancer, and in neurological and pulmonary diseases. Clinical studies with bovine SOD, under the brand Orgotein, or recombinant human SOD in several conditions including arthritis and protection from limiting side effects of cancer radiation or chemotherapy treatment, have also shown promise of benefit. The major limitations of enzymatic SOD as a therapeutic are those found with many proteins, most importantly limited cell penetration and allergic reactions. Allergic reactions have led to the withdrawal of Orgotein from almost every worldwide market.

Catalytic Antioxidants vs. Antioxidant Scavengers

From a functional perspective, antioxidant therapeutics can be divided into two broad categories, scavengers and catalysts. Antioxidant scavengers are compounds where one antioxidant molecule combines with one reactive oxygen molecule and both are consumed in the reaction. There is a one-to-one ratio of the antioxidant and the reactive molecule. With catalytic antioxidants, in contrast, the antioxidant molecule can repeatedly inactivate reactive oxygen molecules, which could result in multiple reactive oxygen molecules combining with each antioxidant molecule.

Vitamin derivatives that are antioxidants are scavengers. The SOD enzymes produced by the body are catalytic antioxidants. Catalytic antioxidants are typically much more potent than antioxidant scavengers, in some instances by a multiple of up to 10,000.

Use of antioxidant scavengers, such as thiols or vitamin derivatives, has shown promise of benefit in preclinical and clinical studies. Ethyol, a thiol-containing antioxidant, is approved for reducing radiation and chemotherapy toxicity during cancer treatment, and clinical studies have suggested benefit of other antioxidants in kidney and neurodegenerative diseases. However, large sustained doses of the compounds are required as each antioxidant scavenger molecule is consumed by its reaction with the free radical. Toxicities and the inefficiency of scavengers have limited the utility of antioxidant scavengers to very specific circumstances.

Aeolus’ Catalytic Antioxidant Program

The findings of research on natural antioxidant enzymes and antioxidant scavengers support the concept of antioxidants as a broad new class of pharmaceuticals if the limitations noted above could be overcome. We established our research and development program to explore and exploit the therapeutic potential of small molecule catalytic antioxidants. We have achieved our initial research objectives and have begun to extend our preclinical accomplishments into our clinical trials.

•	Our catalytic antioxidant program is designed to:

•	Retain the catalytic mechanism and high antioxidant efficiency of the natural enzymes, and

•	Create and develop stable and small molecule antioxidants without the limitations of SOD so that they:

o	have broader antioxidant activity,

o	have better tissue penetration,

o	have a longer life in the body, and

o	are not proteins, which are more difficult and expensive to manufacture.

We have created a class of small molecules that consume free radicals catalytically; that is, these molecules are not themselves consumed in the reaction. Our most advanced compound, AEOL 10150, has shown efficacy in a variety of animal models, including ALS, stroke, radiation injury, pulmonary diseases, and diabetes. AEOL 10150 is now in a Phase I clinical trial in ALS patients.

Our class of compounds, created and developed over the past ten years, is a group of manganoporphyrins (an anti-oxidant containing manganese) that retain the benefits of antioxidant enzymes, are active in animal models of disease and, unlike the body’s own enzymes, have properties that make them suitable drug development candidates. Like naturally-occurring enzymatic antioxidants, our AEOL 10150 compound could be up to 10,000 times more potent than non-enzymatic antioxidant scavengers.

Catalytic Antioxidants in Neurodegenerative Diseases

The body protects itself from the harmful effects of oxygen-derived free radicals through multiple antioxidant enzyme systems. When too many free radicals are produced for the body’s normal defenses to detoxify, “oxidative stress” occurs. It has been experimentally demonstrated in tissue culture and animal models that oxygen stress plays a critical role in neuronal cell death, and oxidative stress is apparent in both acute and chronic neurodegenerative diseases, including ALS, stroke and Parkinson’s disease.

The body’s natural antioxidants have demonstrated some efficacy in models of neurodegeneration; however, delivery and stability issues have reduced enthusiasm to clinically develop these molecules. Our program is designed to create stable small molecule antioxidants without the limitations of the body’s natural antioxidants.

Catalytic Antioxidants in ALS

ALS, commonly referred to as “Lou Gehrig’s disease,” the most common motor neuron disease, results from progressive degeneration of both upper and lower motor neurons. According to the ALS Association, the incidence of ALS was two per 100,000 people. ALS occurs more often in men as women, with typical onset between 40 and 70 years of age. ALS is a progressive disease and approximately 80% of ALS patients die within five years of diagnosis, with only 10% living more than 10 years. The average life expectancy is two to five years after diagnosis, with death from respiratory and/or bulbar muscle failure. The International Alliance of ALS/MND Associations reports there are over 350,000 patients with ALS/MND worldwide and 120,000 cases diagnosed each year worldwide. In the United States, there are approximately 30,000 patients with ALS with 5,600 new patients diagnosed each year per the ALS Association.

Sporadic (i.e., of unknown origin) ALS is the most common form, accounting for 80-90% of cases. The cause of sporadic ALS is unclear. Familial ALS comprises the remainder of cases and 10-20% of these patients have a mutated superoxide dismutase 1 (“SOD1”) gene. More than 90 point mutations have been identified, all of which appear to associate with ALS, and result in motor neuron disease in corresponding transgenic mice. SOD mutations have been observed in both familial and sporadic ALS patients, although the nature of the dysfunction produced by the SOD1 mutations remains unclear. The clinical and pathological manifestations of familial ALS and sporadic ALS are indistinguishable suggesting common pathways in both types of disease.

The study of ALS has changed in recent years with the development of transgenic mice that express the mutant human SOD1 (the “G93A transgenic mice”), facilitating the search for new ALS treatments. These mice exhibit a motor neuron disease that presents initially as hind limb weakness, at about 100-120 days of age, and progresses to respiratory failure within 10-15 days of symptom onset. To date, a large majority of reported studies in this model initiated treatment substantially prior to symptom onset (e.g., at 30-60 days of age). Extension of survival from such studies must be carefully examined, and includes both a delay in symptom onset, and in some cases an extension of survival after symptom onset. The stated goal of these studies is to examine the biology of ALS development, and the clinical relevance of this “pre-treatment” model must be considered carefully.

John P. Crow, Ph.D., and his colleagues at the University of Alabama at Birmingham have tested AEOL 10150 in an animal model of ALS. The experiments conducted by Dr. Crow (now at the University of Arkansas College of Medicine) were designed to be clinically relevant by beginning treatment only after the onset of symptoms in the animals is observed.

Twenty-four confirmed transgenic mice were alternately assigned to either a control group or AEOL 10150-treatment on the day of symptom onset, which was defined as a noticeable hind-limb weakness. Treatment began on the day of symptom onset. The initial dose of AEOL 10150 was 5 mg/kg, with continued treatment at a dose of 2.5 mg/kg once a day until death or near death.

Table 1. Effect of AEOL 10150 on survival of G93A transgenic mice

Treatment	Age at Symptom onset mean days + SD (range)	Survival Interval mean days + SD (range)	P-value Log-rank (v. control)	P-value Wilcoxon (v. control)
Control	104.8 + 1.43 (100-112)	12.8 + 0.79 (9-16)
AEOL 10150	106.1 + 1.5 (100-115)	32.2 + 2.73 (15-46)	< 0.0001	0.0002

Figure 2

Table 1 and Figure 2 above show that AEOL 10150 treatment resulted in a greater than 2.5 times mean survival interval, compared to control. AEOL 10150-teated mice were observed to remain mildly disabled until a day or two before death. In contrast, control mice experienced increased disability daily.

Dr. Crow has repeated the ALS preclinical experiment a total of four times, in each case with similar results, including most recently using the same route of administration that is being used in our Phase I clinical trials. The efficacy of AEOL 10150 in the G93A mouse model of ALS has also been evaluated by two additional laboratories. One of these laboratories verified an effect of AEOL 10150 in prolonging survival of the G93A mouse, while no beneficial effect of the drug was identified in the other laboratory. Aeolus is also conducting preclinical studies to determine if intrathecal delivery can produce a more effective and longer lasting result than subcutaneous therapy of AEOL 10150 in the G93A mouse model of ALS.

In November 2003, the U.S. Food and Drug Administration (the “FDA”) granted orphan drug designation for our ALS drug candidate. Orphan drug designation qualifies a product for possible funding to support clinical trials, study design assistance from the FDA during development and for financial incentives, including seven years of marketing exclusivity upon FDA approval.

In September 2005, we completed a multi-center, double-blind, randomized, placebo-controlled, Phase I clinical trial. This escalating single dose study was conducted to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150 administered by subcutaneous injection in patients with ALS.

In the study, 4-5 patients diagnosed with ALS were placed in a dosage cohort (3 or 4 receiving AEOL 10150 and 1 receiving placebo). Each dose cohort was evaluated at a separate clinical center. In total, seven separate cohorts were evaluated for the study, and 25 ALS patients received AEOL 10150. Based upon an analysis of the data, it was concluded that single doses of AEOL 10150 ranging from 3 mg to 75 mg were well tolerated. In addition, no serious adverse clinical events were reported, nor were there any significant laboratory abnormalities. Based upon extensive cardiovascular monitoring (i.e., frequent electrocardiograms and continuous Holter recordings for up to 48 hours following dosing), there were no compound-related cardiovascular abnormalities.

Following administration of single doses of AEOL 10150 (3, 12, 30, 45, 60 and 75 mg), pharmacokinetic analysis demonstrated plasma area under the curve (AUC) values ranging from 354 ng•hr/mL in the 3 mg group to 12,167 ng•hr/mL in the 75 mg group. Correspondingly, Cmax ranged from 114.8 ng/mL to 1584 ng/mL, and Tmax ranged from 1 to 2 hours in these same groups. The mean half-life of AEOL 10150 ranged from 2.6 (3 mg cohort) to 6.4 hours (75 mg cohort). Linear dose response and dose proportionality were documented. The Cmax test measures peak concentration of a drug in plasma. The Tmax test measures the period of time to the peak plasma concentration noted in the Cmax test. A summary of these results is provided in table form below.

Pharmacokinetic Parameters for AEOL 10150:
Result Summary, Phase I Single Dose Evaluation

Pharmacokinetic Parameter	AEOL 10150
	3 mg N = 3	12 mg N = 4	30 mg N = 3	45 mg N = 4	45 mg N = 4 (repeat, different patients)	60 mg N = 4	75 mg N= 3
AUC(0-∞) (hr•ng/mL)	354 ±100	1,494 ±386	4,580 ±1828	7,116 ±1010	5,922 ±1307	9,087 ±2180	12,167 ±1543
Tmax (0-48) (hr)	1 ±0	1 ±1	1 ±0	1 ±0	2 ±1	2 ±0	2 ±1
Cmax (0-48) (ng/mL)	115 ±38	267 ±40	733 ±166	1,245 ±247	962 ±333	1,330 ±226	1,584 ±378
T1/2 (hr)	2.61 ±0.60	3.97 ±1.09	5.25 ±1.65	6.31 ±2.54	5.28 ±1.00	5.93 ±0.90	6.36 ±0.47

The most frequently reported adverse events in this Phase I clinical trial were injection site reactions, followed by dizziness and headache. Adverse events were primarily mild in severity, and approximately one-half of the events were considered to have a possible relationship to the study medication. In addition, no clinically meaningful findings were noted in the safety, laboratory, vital sign, the Unified Parkinson’s Disease Rating Scale (“UPDRS”), functional ALS, or electro cardiogram (“ECG”) data. All cohorts exhibited dose-related peak plasma drug concentrations and consistent disappearance half-lives.

In September 2005, we initiated a Phase I multiple dose study of AEOL 10150 in patients diagnosed with ALS. Under the multiple dose protocol, three groups of six ALS patients (four receiving AEOL 10150 and two receiving placebo) will be enrolled, based upon patients who meet the El Escorial criteria for Clinically Definite ALS, Clinically Probable ALS, Clinically Probable-Laboratory Supported ALS, or Definite Familial-Laboratory Supported ALS (i.e., Clinically Possible ALS with an identified SOD gene mutation). Each patient will receive twice daily subcutaneous injections of AEOL 10150 or placebo, for six consecutive days, followed by a single subcutaneous injection on the seventh day, for a total of 13 injections. In the first cohort, each injection will be 40 mg (i.e., 80 mg daily for six days and 40 mg on the seventh day). In the second cohort, each injection will be 60 mg (i.e., 120 mg/kg daily for six days and 60 mg on the seventh day). In the third cohort, each injection will be 75 mg (i.e., 150 mg daily for six days and 75 mg on the seventh day). Each patient will complete follow-up evaluation by 14 days.

The study is planned to be conducted at six clinical ALS centers, with each center enrolling three patients. Male and female ALS patients, 18 to 70 years of age, will be eligible for study participation. Patients must be ambulatory (with the use of a walker or cane, if needed) and capable of orthostatic blood pressure assessments. Clinical signs/symptoms, laboratory values, cardiac assessments, and pharmacokinetics (PK) will be performed.

On November 30, 2005, we announced the completion of dosing of the first cohort (40 mg, twice-a-day dosing) of the three planned multiple-dose cohorts in its Phase I multiple dose evaluation of AEOL 10150 in patients diagnosed with ALS. Human-efficacious dose modeling, based upon use of AEOL 10150 in an accepted model of ALS, suggests that the estimated effective dose of AEOL 10150 in ALS patients (based on a 60 kg, or 132 pound, human) should be about 12 mg/day. Details about the multiple dose study are provided below.

The Data Safety Monitoring Board reviewing the data from the 40 mg multiple dose cohort concluded that no reported adverse events met the definition of a serious adverse event. The most commonly reported adverse events for all study participants being associated with administration of study drug or placebo was injection site irritation, including pain, soreness, burning or stinging at the injection site. These injection site reactions were generally mild to moderate in intensity and of limited duration. There were no clinically significant abnormalities in the ECG patterns in any subject. In addition, there were no QTc interval prolongations (QTc greater than or equal to 450 msec) in any subject at any time. Finally, there were no significant drug-induced changes for vital signs, FVC, neurological exams, UPDRS exams, or ALS/FRS-R examinations.

Based upon a review of the data developed from this first multiple-dose cohort, preliminary pharmacokinetic analysis showed that the mean Cmax for the first 40 mg twice-daily dose was 1216+/-129 ng/ml; and, for the last dose, 1735+/-220 ng/ml. This compares with the highest single dose (75 mg) Cmax of 1584+/-378 ng/ml and the two 45 mg. single dose cohorts of 1245+/-247 ng./ml and 962+/-333 ng/ml from the Phase I single dose evaluation of AEOL 10150 in ALS patients. Tmax from the first multiple-dose cohort was similar to that observed in the single dose study, ranging from between one and two hours. The half life of AEOL 10150 observed from this first multiple dose cohort averaged 9.4+/-3.4 hours, compared to an average of 5.3 to 6.4 from the Phase I single dose study (30 mg to 75 mg).

The second cohort (60 mg) for the multiple dose study began in late November 2005 and is expected to be completed, and the data analyzed, by the end of February 2006. The final cohort (75 mg) is expected to begin in the fourth quarter of 2006, with dosing and data analysis completed before the end of that quarter.

Catalytic Antioxidants in Other Neurodegenerative Diseases

A goal for our preclinical program is to identify additional manganese porphyrins from our compound library that have enhanced pharmaceutical profiles for use in neurodegenerative diseases. We are focusing these efforts on our AEOL-112 series (which all contain the same manganoporphyrins structure noted above) that are smaller, more lipophilic and lack mutagenicity in the Ames test. Preliminary studies have found that these compounds penetrate the blood brain-barrier better than compounds from our AEOL-101 series and offer some protection in an MPTP-animal model of Parkinson’s disease. Because MPTP is a redox active agent that destroys striatal neurons that produce dopamine, it is an often used agent of Parkinson’s disease in animal models of the disease. Striatal dopamine (“DA”) levels, a good measure of MPTP neurotoxicity, were assessed by HPLC-EC following administration of mice with MPTP (15 mg/kg x 3, s.c., 24h intervals). MPTP-induced DA depletion was partially attenuated by AEOL 11207 administration (15 mg x 5, s.c., 24h intervals). Current studies are underway to screen the 112 series of manganese porphyrins for a lead candidate to move forward in this clinical indication.

Parkinson’s disease

Parkinson’s disease is a common neurodegenerative disorder, second in occurrence among these disorders only to Alzheimer’s disease. According to the Parkinson’s Disease Foundation, Parkinson’s affects as many as one million people in the United States, with approximately 40,000 new cases diagnosed in the United States each year. According to the National Parkinson Foundation, each patient spends an average of $2,500 a year for medications. After factoring in office visits, Social Security payments, nursing home expenditures and lost income, the total cost to the United States is estimated to exceed $5.6 billion annually.

Parkinson’s specifically involves the progressive destruction of the nerves that secrete dopamine and control the basal ganglia, an area of the brain involved in the regulation of movement. Dopamine turnover has been shown to elevate the levels of reactive oxygen species (“ROS”) in the brain. In addition, a street-drug contaminant has appeared that can cause parkinsonism in drug abusers. The compound N-methyl-4-phenyl-1, 2, 3, 6tetrahydropyridine (“MPTP”) has been identified in underground laboratory preparations of a potent analog of meperidine (Demerol). MPTP-containing powder, sometimes sold as a new “synthetic heroin,” can be dissolved in water and administered intravenously or taken by the intranasal route. MPTP has been documented to produce irreversible chronic Parkinson symptoms in drug abusers. Agents such as MPTP overproduce ROS in the basal ganglia. Therefore, ROS mediated neuronal dysfunction may play a key role in the development of Parkinson’s disease. Symptoms of this disease include tremors, rigidity and bradykinesia (i.e., slowness of movement). In the more advanced stages, it can cause fluctuations in motor function, sleep problems and various neuro-psychiatric disorders.

Stroke

An estimated 700,000 people in the United States annually suffer strokes. In the United States, strokes kill approximately 163,000 people annually and have left more than 1,100,000 people fully or partially disabled, according to the American Heart Association in 2005. The estimated direct cost of stroke in the United States is approximately $35 billion annually, much of which is attributable to the high expense of rehabilitating and caring for victims.

Stroke is an injury to the brain caused by the blockage of blood flow. The reestablishment of blood flow after blockage can cause further damage, which is called reperfusion injury. Many scientists believe that the damage from stroke and reperfusion injury is caused, at least in part, by free radicals. In animal models of stroke, in which the middle cerebral artery of a rat or mouse is blocked for 60 to 90 minutes and then unblocked, AEOL 10113 and AEOL 10150 significantly reduced the amount of damaged brain tissue, even when introduced as late as 7.5 hours after the start of the stroke. AEOL 10150 also significantly reduced damaged brain tissue in a mouse model of severe stroke in which blood flow to a portion of the brain was permanently blocked.

Indications for Catalytic Antioxidants outside Neurodegeneration

Positive preclinical data has been generated by our catalytic antioxidants in applications other than neurodegeneration.

Use in Cancer Therapy

Combinations of surgery, chemotherapy and radiation treatments are the mainstay of modern cancer therapy. Success is often determined by the ability of patients to tolerate the most aggressive, and most effective, treatment regimens. A compound that would directly inhibit tumor growth and protect against the therapy-limiting side effects of other cancer treatment could enhance the success of therapy. Preclinical studies have found that our catalytic antioxidants, AEOL 10113 and AEOL 10150, inhibit formation of blood vessels required for tumor growth, and protect normal tissues from damage induced by radiation and chemotherapy. We have obtained outside funding for this program through a National Institutes of Health (“NIH”) Small Business Innovation Research (“SBIR”) grant, which is discussed below. AEOL 10113 and AEOL 10150 are our lead candidates in the cancer therapy area.

Antitumor Effect of Catalytic Antioxidants. A drug to protect normal cells will not be useful if it also protects tumor cells. In a model in which breast cancer cells were transplanted into rats, AEOL 10113 did not protect the tumor cells from radiation. Instead, the antitumor effect of radiation was enhanced by administration of the compound. Both AEOL 10113 and the related compound AEOL 10150 have shown antitumor activity following radiation therapy in RP9 prostate cancer in mice and in human HCT116 colon cancers in athymic mice. Both AEOL 10113 and AEOL 10150 have shown some degree of antitumor activity in the absence of radiation therapy in rat models of breast and skin cancers.

Radiation Therapy. It has been recognized for many years that radiation therapy produces oxygen free radicals in the body that react with cellular components to kill cancer cells. These free radicals also harm normal healthy tissue, limiting the dose of radiation that can be given in cancer therapy and causing toxicities such as oral mucositis and lung inflammation and fibrosis. Our catalytic antioxidants have been shown to limit the adverse effects of radiation on normal tissue in the brain, lung and lining of the intestinal tract.

Radiation-Induced Mucositis. Oral ulcerative mucositis is characterized by formation of painful ulcers in the mouth and is a common dose-limiting side effect of drug and radiation therapy for cancer. AEOL 10150 has reduced the extent and duration of severe radiation-induced mucositis in a preclinical animal model. The compound has shown activity both when given topically as an oral rinse and when injected into the abdominal cavity.

Radiation-Induced Lung Toxicity. The ability of radiation therapy to treat tumors involving the chest, such as lung or breast cancer, is often limited by injury to the normal lung caused by radiation. Currently, radiation-related pulmonary symptoms occur in up to 30% of patients irradiated for lung cancer, breast cancer, lymphoma or thymoma. In laboratory experiments, AEOL 10113 significantly protected the normal lung tissue of rats against damage caused by radiation.

Developmental Research. In August 2003, we were awarded a $100,000 SBIR Phase I grant from the National Cancer Institute, a division of the NIH. In March 2004, we were awarded a SBIR Phase II grant from the NIH and in January 2005, the grant was extended for a second year. Pursuant to the grants, we are studying the antitumor and radiation-protective effects of our catalytic antioxidants. We completed Phase I during fiscal 2004. The Phase II grant is payable over two years and will be used to explore the ability of the selected compound to inhibit tumors from becoming channels for further cancerous growth and block damage to normal tissue from radiation therapy. The initial grant amount of $375,000 of Phase II was awarded in March 2004 by the NIH and an additional $375,000 was awarded in January 2005 for the second part of the Phase II grant. The study is a collaboration between us and the Department of Radiation Oncology at Duke University Medical Center.

Results of this research so far have shown the chronic subcutaneous administration of AEOL 10150 provided a significant protective effect from radiation-induced lung injury, as assessed by breathing frequency, histopathology and immunohistochemistry. These findings support the concept that AEOL 10150 may be useful as a radioprotective adjunct-agent based on its ability to scavenge free radicals and inhibit inflammation. The data further demonstrated that the chronic administration of AEOL 10150 after exposure to ionizing irradiation might be an effective strategy to prevent or treat radiation-induced tissue injury.

Catalytic Antioxidants in Respiratory Diseases

Chronic obstructive pulmonary disease (“COPD”) is a collective term for diseases characterized by difficulty in expelling air from the lungs. The three diseases most commonly labeled COPD are asthma, chronic bronchitis and emphysema. According to the National Health Interview Survey taken in 2003, approximately 25 million people in the United States had COPD, including approximately 14 million with asthma, 9 million with chronic bronchitis and 3 million with emphysema. COPD is the fourth leading cause of death in the United States.

Asthma is characterized by acute episodes of difficulty in breathing due to reversible constriction of the airways in the lung. These episodes are initiated by allergies to particular substances, physical conditions (e.g., cold, humidity or exercise), or respiratory infections. Reactive oxygen- and nitrogen-derived free radicals are believed to be involved in the inflammation and airway constriction that is characteristic of an asthma attack. When given by inhalation, our compounds reduce markers of airway inflammation in an animal model of allergy-induced asthma attacks.

Chronic bronchitis is an inflammatory and degenerative condition in which the ability of the lung to transfer oxygen to the blood stream is gradually decreased by damage to the lung tissue. Cigarette smoking is the major cause. Much of the damage caused by cigarette smoke and other pollutants is believed to be caused by free radicals. AEOL 10150 reduced the extent of lung tissue damage induced by tobacco smoke in an animal model of chronic bronchitis when administered by inhalation.

There are no treatments that have been shown to slow the progression of COPD. Currently most patients are treated to relieve symptoms, using many of the same compounds that are used to treat asthma.

Diabetes

Type I diabetes is caused by the autoimmune destruction of insulin-producing beta cells in the pancreas. A body of evidence suggests that oxygen-derived free radicals contribute to the mechanisms of beta cell destruction. Beta cells genetically engineered to over produce antioxidant enzymes have been shown to be resistant to some oxygen free radical damage. Other scientists have shown that increased production of SOD in pancreatic beta cells of mice provides the mice resistance in experimental models of diabetes.

Data from an animal model of Type I diabetes suggest that treatment of susceptible patients with a catalytic antioxidant might delay or prevent disease. Also, treatment with a catalytic antioxidant could delay the progression or prevent the occurrence of diabetic complications such as vascular disease, kidney disease, blindness, etc. which are mediated, in part, by free radical mechanisms.

Collaborative and Licensing Arrangements

Duke Licenses

Through our wholly owned subsidiary, Aeolus Sciences, Inc., we have obtained exclusive worldwide rights from Duke University (“Duke”) to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. Further discoveries in the field of antioxidant research from these scientists’ laboratories at Duke also are covered by the licenses from Duke. We must pay royalties to Duke on net product sales during the term of the Duke licenses, and must make payments upon the occurrence of development milestones. In addition, we are obligated under the Duke licenses to pay patent filing, prosecution, maintenance and defense costs. The Duke licenses are terminable by Duke in the event of breach by us and otherwise expire when the last licensed patent expires.

National Jewish Medical and Research Center License

In September 1997, we executed a Sponsored Research Agreement with the National Jewish Medical and Research Center (the “NJM”). The NJM Agreement grants Aeolus Sciences an option to negotiate a royalty-bearing exclusive license for technology, patents and inventions resulting from research at the NJM within the field of antioxidant compounds and related discoveries. We have agreed to support the NJM’s costs incurred in performance of the research. In November 2000, we obtained an exclusive worldwide license from the NJM to develop, make, use and sell products using proprietary information and technology developed under this Sponsored Research Agreement. We must make milestone payments to the NJM upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. The NJM agreement is terminable by the NJM in the event of breach and otherwise expires when the last licensed patent expires. We terminated the Sponsored Research Agreement in June 2005; however, we maintain our rights under the exclusive worldwide license.

Elan Corporation, plc

In May 2002, we entered into a collaboration transaction with affiliates of Elan Corporation, plc for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although this collaboration was terminated in January 2003, we will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

Research and Development Expenditures

Expenditures for research and development activities related to our continuing operations were $2,258,000, $4,515,000, $8,295,000 and $2,780,000 during the six months ended March 31, 2006 and the years ended September 30, 2005, 2004 and 2003, respectively. Research and development expenses for fiscal 2005 included the cost of our Phase I clinical trial for the treatment of ALS, the launch of our Phase I multiple dose clinical trial for the treatment of ALS, preclinical testing associated with the Aeolus Pipeline Initiative and limited preclinical pharmacology and toxicology tests on AEOL 10150.

Manufacturing

We currently do not have the capability to manufacture any of our product candidates on a commercial scale. Assuming the successful development of one or more of our catalytic antioxidant compounds, we plan to contract with third parties to manufacture them.

Commercialization

Assuming successful development and FDA approval of one or more of our compounds, to successfully commercialize our catalytic antioxidant programs, we must seek corporate partners with expertise in commercialization or develop this expertise internally. However, we may not be able to successfully commercialize our catalytic antioxidant technology, either internally or through collaboration with others.

Marketing

Our potential catalytic antioxidant products are being developed for large therapeutic markets. We believe these markets are best approached by partnering with established biotechnology or pharmaceutical companies that have broad sales and marketing capabilities. We are pursuing collaborations of this type as part of our search for development partners. However, we may not be able to enter into any marketing arrangements for any of our products on satisfactory terms or at all.

Competition

General

Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies may succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors may develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a competitive product to the market. With respect to clinical testing, competition might result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

As described below, we are aware of products in research or development by our competitors that address the diseases and therapies being targeted by us. In addition to the competitors and products discussed below, there may be other competitors of whom we are unaware with products which might be more effective or have fewer side effects than our products and those of our known competitors. The following discussion is a summary of information known to us and is not meant to be an exhaustive list of competitors.

Antioxidants

Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks. In October 1998, Metaphore Pharmaceuticals, Inc. reported results from preclinical studies of a small molecule that performs the same chemical reactions as the antioxidant enzyme superoxide dismutase. Metaphore reported that this compound substantially reduced tissue damage due to inflammation and reperfusion in animal models. In April 2004, Metaphore announced positive Phase II results with a compound, M40403, in the treatment of pain when used in combination with morphine. Also in 2004, Metaphore noted that it had completed a confirmatory Phase II study of M40403 in pain in conjunction with opioids and that it had completed a Phase I study of another compound, M40419. Proteome Systems Ltd. is also developing similar compounds, which are in preclinical development for conditions associated with damage caused by free radicals. Novia Pharmaceuticals Ltd. also is pursuing antioxidant research in neurodegenerative diseases. Novia currently is testing its compound, AD4, in animal studies of Parkinson’s disease and multiple sclerosis.

ALS

Rilutek® (riluzole) is marketed by Aventis SA and is the only commercially approved treatment for ALS in the United States and the European Union. Administration of Rilutek prolongs survival of ALS patients by an average of 60-90 days, but has little or no effect on the progression of muscle weakness, or quality of life. Rilutek was approved in the United States in 1995, and in 2001 in the European Union.

CytRx Corporation has initiated a Phase II clinical trial with its small molecule product candidate, arimoclomol, for the treatment of ALS. Arimoclomol has received Orphan Drug and Fast Track designation from the FDA.

Novartis AG is developing TCH-346, an anti-apoptotic, selegiline derivative for the treatment of neurodegenerative diseases including ALS. A Phase IIb clinical trial with TCH-346 was started in September 2003. Wyeth’s product, Minocin, is also in Phase III development for ALS. There are an additional seven products reported to be in clinical development for ALS.

Pharmacyclics, Inc. is also pursuing the use of its motexafin gadolinium compound for the treatment of ALS.

Reduction of Radiation or Chemotherapy Induced-Injury in Cancer Therapy

Amifostine (Ethyol â ) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity, and radiation-induced xerostomia (damage to the salivary gland). Eukarion has initiated the investigation of a small molecule antioxidant to reduce radiation-induced skin damage in breast cancer.

Amgen, Inc. has announced that its proprietary recombinant human keratinocyte growth factor (rHuKGF) compound, Kepivance TM (palifermin), significantly reduced the duration and incidence of severe oral mucositis in a Phase III study of patients with blood and lymphatic cancers undergoing high-dose chemotherapy and radiation and total body irradiation followed by bone marrow transplant. Amgen submitted an application for approval of this product to both U.S. and European regulatory officials in 2004 and received FDA approval in December 2004.

Acute Stroke Treatment

Recombinant tissue plasminogen activator (“rTPA”) is approved in the United States, Germany and several other countries for acute stroke treatment in selected patients, but because this drug must be given within three hours of stroke onset, only about 1-2% of stroke patients qualify for and receive rTPA. Mitsubishi Pharma Corporation launched Radicut â (Edavore) for the treatment of stroke in Japan in 2001. AstraZeneca plc is developing a nitrone compound with free radical trapping properties for stroke. The compound, licensed from Renovis, Inc., is currently in two Phase III clinical trials. The Stroke Trials Directory at Washington University (www.strokecenter.org) lists approximately 150 ongoing clinical studies on a wide variety of acute stroke interventions, including several trials of drugs or biologics. If effective, some of these compounds could be complementary to our compounds or, alternatively, compete with our compounds.

Respiratory Disease

There are several medications on the market to treat the acute symptoms of COPD, including medications that dilate the airways, steroids that reduce inflammation, and some compounds to reduce mucus. These compounds mainly relieve the acute airway constriction and inflammation. No treatments have been shown to decrease the progression of chronic bronchitis or emphysema.

Patents and Proprietary Rights

We currently license rights to our potential products from third parties. We generally seek patent protection in the United States and other jurisdictions for the potential products and proprietary technology licensed from these third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents may not issue on any of the pending patent applications owned by us or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents for our products, the costs of defense can be significant.

Our catalytic antioxidant small molecule technology base is described in 10 issued United States patents and 6 United States patent applications that are pending. These patents and patent applications belong in whole or in part to Duke or the NJM and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending patent applications and issued U.S. patents include composition of matter claims for several series of compounds. Corresponding international patent applications have been filed as we deem appropriate, 22 of which have issued.

In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes.

Government Regulation

Our research and development activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials might not be predictive of results that will be obtained in large-scale testing. Our clinical trials might not successfully demonstrate the safety and efficacy of any products or result in marketable products.

The steps required by the FDA before new drug products may be marketed in the United States include:

•	completion of preclinical studies;

•	the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug (an “IND”), which must become effective before human clinical trials may commence;

•	adequate and well-controlled Phase I, II and III human clinical trials to establish the safety and efficacy of the drug for its intended use;

•	submission to the FDA of a new drug application (“NDA”); and

•	review and approval of the NDA by the FDA before the product may be shipped or sold commercially.

In addition to obtaining FDA approval for each product, each product manufacturing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA. Each manufacturing facility, and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA’s current good manufacturing practices (“cGMP”) regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend substantial time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results are submitted to the FDA as a part of an IND which must become effective prior to commencement of clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase I represents the initial administration of the drug to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase II involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for any physician labeling. During all clinical studies, we must adhere to good clinical practice (“GCP”) standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA to the FDA.

The process of completing clinical testing and obtaining FDA approval for a new drug is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA. Even after initial FDA approval has been obtained, further studies, including post-market studies, might be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Also, the FDA will require post-market reporting and might require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs might limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA supplement might be required to be submitted to the FDA.

The rate of completion of any clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment might result in increased costs and delays, which could have a material adverse effect on us.

Failure to comply with applicable FDA requirements may result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on the FDA’s evaluation of an NDA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval might be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for some European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals would be obtained.

In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

CPEC, LLC

We were previously developing bucindolol for the treatment of heart failure, but development was discontinued in 1999. Commercial rights to bucindolol are owned by CPEC, LLC, a limited liability company, of which we own 35% and Indevus Pharmaceuticals, Inc. owns 65%.

In July 1999, the Department of Veterans Affairs and the National Heart, Lung, and Blood Institute, a division of the NIH, terminated the Phase III heart failure study of bucindolol earlier than scheduled, based on an interim analysis that revealed a reduction in mortality in subpopulations that had been reported in other trials and who constituted the majority of patients in the trial, but no efficacy in some other subpopulations that had not been previously investigated in beta-blocker heart failure trials. As a result, we discontinued development of bucindolol for heart failure in 1999.

ARCA Discovery, Inc. of Aurora, Colorado, and its academic collaborators, have reexamined this clinical trial data and have identified a genetic marker that highly correlates with patients who did not respond to bucindolol. ARCA believes that bucindolol’s unique pharmacology is suitable for therapy of most heart failure patients who do not exhibit this genetic marker, in other pharmacogenetically-identified subpopulations that are ideally suited for bucindolol’s novel therapeutic action, and for the treatment of ischemia in the setting of left ventricular dysfunction. In October 2003, CPEC outlicensed bucindolol to ARCA. Terms of the license call for future royalty and milestone payments to CPEC upon the development and commercialization of bucindolol. During the three months ended March 31, 2006, CPEC agreed to modify the license agreement between CPEC and ARCA Discovery, Inc. and received 400,000 shares of ARCA Discovery, Inc. common stock as consideration for the amendment. In addition, during the three months ended March 31, 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA Discovery, Inc. completing a financing.

Discontinued Programs

Our historical financial statements include cash expenditures for the following programs that we no longer operate.

Liver Cell Therapy

We acquired a majority ownership interest in a company, formerly known as Incara Cell Technologies, Inc., in September 1997 and the remaining minority interest in March 2000. Incara Cell Technologies operated a program to advance the state of liver cell transplantation. We sold the operations and substantially all of the assets of the liver cell therapy program in October 2002 for cash and a right to receive royalties on products developed using intellectual property transferred. Net expenses for the liver cell therapy program are presented as discontinued operations on the financial statements.

Incara Development, Ltd.

In January 2001, we entered into a collaborative and financing transaction with Elan. As part of the transaction, Elan and we formed Incara Development, Ltd. to develop deligoparin, a product candidate for the treatment of ulcerative colitis. In January 2001, Incara Development initiated a Phase II/III pivotal clinical trial for deligoparin in patients with ulcerative colitis. The trial enrolled 138 patients at 30 academic and private medical centers. The study was designed to examine the effects of subcutaneous injection of deligoparin in patients with symptoms of active ulcerative colitis who were also receiving standard medical treatment. In September 2002, we announced that the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we terminated our collaboration in November 2003 and Incara Development was dissolved in August 2004.

Employees

At June 13, 2006, our only employee was Richard Burgoon, our Chief Executive Officer. Mr. Burgoon is not represented by a labor union. Each of our other executive officers and service providers are consultants.

Properties

We lease 16,149 square feet of office and laboratory space in Research Triangle Park, North Carolina, which was formerly used as our principal executive offices. In August 2005, we relocated our principal executive offices to Laguna Niguel, California where we currently lease office space that is used for our office facilities. Although we no longer occupy any space in North Carolina, our lease in Research Triangle Park will continue through June 2006. We have entered into an agreement to sublease approximately 2,200 square feet of the laboratory space in Research Triangle Park, North Carolina through June 2006.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

The following information sets forth certain information with respect to our executive officers and directors. Each of the directors is elected to serve until the next election of directors at a meeting of the stockholders. Their respective backgrounds are described below.

Name	Age as of June 28, 2006	Position(s)

David C. Cavalier	36	Chairman
John M. Farah, Jr., Ph.D.	54	Director
Chris A. Rallis	52	Director
Peter D. Suzdak, Ph.D.	47	Director
Michael E. Lewis, Ph.D.	54	Director
Joseph J. Krivulka	54	Director
Amit Kumar, Ph.D.	41	Director
Richard P. Burgoon, Jr., Esq., MBA	45	Chief Executive Officer
John L. McManus	41	President
Brian J. Day, Ph.D.	45	Chief Scientific Officer
Elaine Alexander, M.D.	53	Executive Vice President and Chief Medical Officer
Michael P. McManus	37	Chief Accounting Officer, Treasurer and Secretary

David C. Cavalier has been the Chairman of our Board since April 30, 2004. Since 2001, he has been a Principal and the Chief Operating Officer of certain Xmark-related entities, a family of private investment funds. From 1995 to 1996, Mr. Cavalier worked for Tiger Real Estate, a $785 million private investment fund sponsored by Tiger Management Corporation. Mr. Cavalier began his career in 1994 in the Investment Banking Division of Goldman, Sachs & Co. working on debt and equity offerings for public and private real estate companies. He received a B.A. from Yale University and an M.Phil. from Oxford University.

John M. Farah, Jr., Ph.D. is head of worldwide product export for Cephalon, Inc. Dr. Farah joined Cephalon in 1992 to manage technology requirements and collaborations for the research and development organization. He then served in several roles with increasing responsibilities in scientific affairs, managing biotech research partnerships, product licensing and academic collaborations. In 1998, Dr. Farah was promoted to senior director and, in 2001, vice president of worldwide business development responsible for promoting and negotiating R&D and commercial alliances with multinational and regional pharmaceutical firms. In 2003, Dr. Farah was appointed head of worldwide product export, responsible for the overall development and profitability of Cephalon’s core products in territories where Cephalon does not have its own subsidiaries. Prior to joining Cephalon, Dr. Farah was a research investigator at GD Searle and served as a postdoctoral fellow at the National Institutes of Health. He received his Doctorate in physiology in 1985 from the Uniformed Services University in Bethesda, Maryland. He also received a B.S. degree in Zoology from the University of Maryland and a B.H.A. degree from New College of California in San Francisco.

Chris A. Rallis has been the President and Chief Executive Officer of ImmunoBiosciences, Inc. (IBI), a vaccine technology company located in Raleigh, North Carolina since April 2006. Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, a life sciences venture capital firm and as a consultant for Duke University and Panacos Pharmaceuticals, Inc. Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $465 million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds. Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis also serves on the board of Salisbury School, a private secondary school in Salisbury, Ct. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University.

Peter D. Suzdak, Ph.D. is a research and development executive with more than 19 years experience in U.S. and European pharmaceutical companies. Dr. Suzdak is currently President and Chief Executive Officer of Artesian Therapeutics, Inc. Prior to joining Artesian Therapeutics, Dr. Suzdak was most recently a Senior Vice President of Research and Development at Guilford Pharmaceuticals, Inc. from 1995 to 2002. Prior to joining Guilford, Dr. Suzdak held various positions at Novo-Nordisk A/S in Copenhagen, Denmark from 1988 to 1995, including Director of Neurobiology Research. Dr. Suzdak was involved in multiple drug discovery and development collaborations with major pharmaceutical companies in the U.S. and Europe, including Abbott Laboratories, which resulted in the successful discovery, clinical development, approval and marketing of the novel anti-epileptic Gabatril. He was also a Pharmacology Research Associate in the Clinical Neuroscience Branch of the National Institute of Mental Health in Bethesda, in the laboratory of Dr. Steven M. Paul, from 1985 to 1988. Dr. Suzdak received his Ph.D. in Pharmacology from the University of Connecticut and a B.S. in Pharmacy from St. Johns University.

Michael E. Lewis, Ph.D. has been President of BioDiligence Partners, Inc., a private consulting firm, since 1994. He co-founded Cara Therapeutics Inc., a privately held biopharmaceutical company, and has served as a director and Chief Scientific Advisor of Cara since 2004. He has also served as a director of Polymedix, Inc., a privately held biotechnology company, since 2003. Dr. Lewis co-founded Arena Pharmaceuticals, Inc. in 1997, and was a director until 2000 and Arena’s Chief Scientific Advisor until 2003. He also co-founded Adolor Corporation in 1994 and served as its Chief Scientific Advisor until 1997. Dr. Lewis was Vice President of Research at Symphony Pharmaceuticals, Inc. from 1993 to 1994. He also co-founded Cephalon, Inc., where he served as Senior Scientist, Director of Pharmacology, and Senior Director of Scientific Affairs, between 1988 and 1993. Prior to that, Dr. Lewis was a Principal Investigator at E.I. DuPont de Nemours & Co., Inc. from 1985 to 1987. Dr. Lewis received a B.A. with Special Honors in Psychology from George Washington University, and an M.A. and Ph.D. in Psychology from Clark University, followed by postdoctoral training in neurosciences at the University of Cambridge, the National Institutes of Health, and the University of Michigan.

Joseph J. Krivulka is the founder of Triax Pharmaceuticals, LLC and has served as its President since November 2004. He also co-founded Reliant Pharmaceuticals, LLC and served as its President from 1999 until 2004. Mr. Krivulka has more than 25 years of experience in the pharmaceutical industry and was formerly Chief Executive Officer of Bertek, Inc., a subsidiary of Mylan Laboratories Inc., and Corporate Vice President of Mylan Laboratories. He has extensive expertise in product launches, reformulation and line extensions, clinical development, and manufacturing. He successfully brought to market numerous branded products and managed Mylan’s entry into the branded pharmaceutical business, with the acquisition of several pharmaceutical companies. Dr. Krivulka is a member of the board of directors of Nektar Therapeutics, a publicly-held pharmaceutical company.

Amit Kumar, Ph.D. has been President and Chief Executive Officer of CombiMatrix Corporation since September 2001 and has been a director of CombiMatrix since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. From January 1999 to February 2000, Dr. Kumar was the founding President and CEO of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at Idexx Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, he was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his B.S. in Chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from the California Institute of Technology in 1991. He also completed a post-doctoral fellowship at Harvard University from 1991 to 1993. Dr. Kumar is also a member of the board of directors of Acacia Research Corporation, a publicly-held biotechnology company.

Richard P. Burgoon, Jr., Esq., MBA. Mr. Burgoon joined the Company as Chief Executive Officer in January of 2005. During 2004 Mr. Burgoon was Vice President, Corporate Development of Targeted Diagnostics & Therapeutics, Inc. During 2003 and 2004, Mr. Burgoon was Director, Business Development in the United States for ChoongWae Pharma Corporation. From 2002 to 2004, Mr. Burgoon was a Principal of certain Xmark related entities. From 1998 to 2001, Mr. Burgoon was Senior Vice President, Operations, General Counsel and Secretary of Arena Pharmaceuticals, Inc. where he was recruited as part of the start-up management team, Mr. Burgoon has been an executive within the biopharmaceutical industry for the majority of his 20-year career. He is a co-founder of Allon Therapeutics, Inc. (Toronto: NPC.TO), a publicly-traded CNS-focused company headquartered in Vancouver BC, and GenSpera, Inc., a privately-held oncology-focused company headquartered in San Diego, California. His prior positions have also included Senior Director to Cephalon, Inc. (Nasdaq: CEPH), Intellectual Property Counsel to IDEC Pharmaceuticals (now, Biogen-IDEC; Nasdaq: BIIB), counsel to Beckman Instruments, Inc. (now Beckman-Coulter) and associate to the law firm of Lyon & Lyon. Mr. Burgoon received his MBA from San Diego State University, earned his J.D. from the Franklin Pierce Law Center and undergraduate degrees in biology, psychology and political science from the University of California, Irvine.

John L. McManus. Mr. McManus began as a consultant to the Company in June 2005 as President. Mr. McManus, who received his degree in business administration from the University of Southern California in 1986, is the founder and president of McManus Financial Consultants, Inc. (“MFC”), which provides strategic, financial and investor relations advice to senior managements and boards of directors of public companies, including advice on mergers and acquisitions. He has served as president of MFC since 1997. These companies have a combined value of over $25 billion. In addition, Mr. McManus previously served as Vice President, Finance and Strategic Planning to Spectrum Pharmaceuticals, Inc. where he had primary responsibility for restructuring Spectrum’s operations and finances, including the design of strategic and financial plans to enhance Spectrum’s corporate focus, and leading the successful implementation of these plans. The implementation of these plans led to an increase in Spectrum’s market value from $1 million to more than $125 million at the time of Mr. McManus’ departure.

Brian J. Day, Ph.D. Dr. Day is a part-time consultant and was appointed Chief Scientific Officer of Aeolus in September 2004. Dr. Day has extensive training in both pharmacology and toxicology with over 14 years experience. Since 1994 he has helped guide the design and synthesis of metalloporphyrins and has discovered a number of their novel activities in biological systems. Dr. Day has authored over 70 original scientific publications and served as a consultant to biotechnology companies for over 10 years. He is an active member of a number of scientific societies including the American Chemical Society, Society for Free Radicals in Biology and Medicine, and Society of Toxicology, where he served on the Board of Publications. Dr. Day has been at the NJM since 1997 and currently is an Associate Professor in the Environmental and Occupational Health Sciences Division. He is one of the scientific co-founders of Aeolus and an inventor on a majority of the catalytic antioxidant program’s patents.

Elaine Alexander, M.D., Ph.D. Dr. Alexander began as a consultant to the Company in February 2005 as Executive Vice President and Chief Medical Officer. Previously, from 2003 to 2005, Dr. Alexander was a consultant to several pharmaceutical companies. From 1999 to 2003, Dr. Alexander served as Vice President of Experimental and Clinical Research, Chief Medical Officer, and Director of Translational Medicine at Arena Pharmaceuticals, Inc. in San Diego, CA. Dr. Alexander’s basic and clinical research has focused on the mechanisms of tissue injury and genetics of autoimmune, inflammatory, rheumatologic, and neurological disorders. Dr. Alexander received her M.D. degree from the UCLA School of Medicine, Los Angeles, California and her postdoctoral internal medicine training at Johns Hopkins Medical Institutions, Baltimore, MD. Dr. Alexander completed fellowship training in rheumatology and clinical immunology and joined the faculty at Johns Hopkins in the Department of Internal Medicine, Division of Molecular and Clinical Rheumatology. Her Ph.D. in cell biology and biochemistry was followed by a postdoctoral fellowship in immunology at the NIH, National Cancer Institute, Immunology Division, Bethesda, MD. Dr. Alexander is board certified in Internal Medicine and Rheumatology. Dr. Alexander is internationally recognized for her basic and clinical work in autoimmunity and the neurologic complications of autoimmune and rheumatologic disorders. Dr. Alexander served as Director of Experimental Medicine at Cephalon, Inc., Westchester, PA, where she led exploratory research and clinical development for Myotrophin, recombinant human IGF-1, for the treatment of amyotrophic lateral sclerosis and other neurologicindications, contributed to the development of Modafinil for expanded clinical indications, and participated in preclinical development of pipeline candidates. Dr. Alexander has received numerous academic honors, is a member of Alpha Omega Alpha, is the author of over 70 peer reviewed research articles and numerous book chapters, and has served as a reviewer for journals and NIH study sections. Dr. Alexander also serves on the Board of Directors for the Sjogren’s Syndrome Foundation, a non profit autoimmune disease national organization, the NIH Autoimmune Disease Coordinating Committee, and the advisory board for the NIH International Sjogren’s Syndrome Registry. She has received, and currently is the co-principal investigator, for NIH grants and is the co-chairman of an NIH/industry sponsored autoimmune international workshop on autoimmunity and lymphoma.

Michael P. McManus. Mr. McManus began as a consultant to the Company in June 2005 as Chief Accounting Officer, Treasurer and Secretary. Mr. McManus has served as the Executive Vice President of MFC since 1995. MFC is a leading provider of financial, management and investor relations consulting and support services to publicly traded companies. From 2001 to 2003, Mr. McManus also served as Controller and Principal Accounting Officer of Spectrum Pharmaceuticals, Inc., where he was responsible for restructuring Spectrum’s accounting and administration functions. Prior to joining MFC, from 1991 to 1995, he worked at Price Waterhouse LLP (now PricewaterhouseCoopers LLP) as an audit manager for healthcare and financial services companies. Mr. McManus is a retired Certified Public Accountant and holds a B.S. in Accounting from the University of Southern California.

Information Concerning the Board of Directors and its Committees

The business of Aeolus is under the general management of the Board of Directors, as provided by the laws of Delaware and the Bylaws of Aeolus. During the fiscal year ended September 30, 2005, the Board of Directors held eight formal meetings, excluding actions by unanimous written consent. Each member of the Board attended at least 75% of the fiscal 2005 meetings of the Board of Directors and Board committees of which he was a member. After review of all relevant transactions or relationships between each director, or any of his family members, and the Company, the Company’s senior management and its independent registered public accountants, the Board of Directors has affirmatively determined that all of the Company’s directors are independent directors within the meaning of the applicable Nasdaq Stock Market, Inc. (“Nasdaq”) listing standards, as currently in effect.

The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee currently consists of Mr. Cavalier, Chairman, Dr. Kumar and Mr. Rallis. During fiscal 2005, the Audit Committee held five formal meetings and met with Aeolus’ independent registered public accounting firm prior to the release of financial results for the first three quarters of fiscal 2005. The Audit Committee reviews the results and scope of the audit and other services provided by Aeolus’ independent registered public accounting firm. The Audit Committee has adopted a written charter, a copy of which was included in the Company’s proxy statement for the 2004 Annual Meeting of Stockholders. The Board of Directors has determined that Mr. Cavalier is an “audit committee financial expert,” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission (“Regulation S-K”). The Board of Directors has determined that all of the members of the Audit Committee other than Mr. Cavalier meet the Nasdaq Audit Committee independence standards, as currently in effect.

The Compensation Committee currently consists of Mr. Cavalier, Chairman, Mr. Krivulka and Dr. Suzdak. During fiscal 2005, the Compensation Committee held three formal meetings. The Compensation Committee makes recommendations to the Board of Directors regarding salaries and incentive compensation for officers of Aeolus, and determines the amount and type of equity incentives granted to participants in Aeolus’ 2004 Stock Option Plan, as amended.

The Board does not have a standing nominating committee. The Board does not believe a nominating committee is necessary based on Aeolus’ size and the significant ownership stake by Efficacy Capital and Xmark (through its management of Goodnow and the Xmark Funds). The Board will consider establishing a nominating committee at the appropriate time.

The entire Board of Directors participates in the consideration of director nominees. To date, the Board of Directors has not formally established any criteria for Board membership. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of its stockholders. In conducting this assessment, the Board of Directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Board has not established a formal process for stockholders to send communications, including director nominations, to the Board; however, the names of all directors are available to stockholders in this proxy statement and on Aeolus’ web site at www.aeoluspharma.com. If Aeolus receives any security holder communication for an independent director, Aeolus will relay it to the independent director. Director nominations submitted by a stockholder will be considered by the full Board. The Board of Directors believes that the Company currently has in place adequate methods for receiving communications from its stockholders. Any stockholder may send a communication to any member of the Board of Directors, in care of our address, at 23811 Inverness Place, Laguna Niguel, California 92677. The Company will forward any such communication to the Board member.

Compensation of Directors

All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. In addition, the Board of Directors and the Compensation Committee have adopted the following compensation program for the outside members of the Board of Directors:

•
Each outside Board member will receive annual cash compensation of $15,000, which will be paid in equal quarterly payments. Cash compensation for new and terminating Board members will be prorated for the period of time that they are a Board member during the respective quarter.

•
Audit Committee members will receive an additional $10,000 of annual cash compensation, which will be paid in equal quarterly payments. Cash compensation for new and terminating Audit Committee members will be prorated for the period of time that they are members of the Audit Committee during the respective quarter.

•
Each outside Board member shall receive an annual nonqualified stock option for 20,000 shares in September of each year during service. The option exercise prices shall be equal to the closing price of the Common Stock on the grant date. The options shall have 10-year terms and vest, as long as the director remains on the Board, on a monthly basis over a 12-month period beginning on the date of grant. Vested shares shall be exercisable for 10 years from the grant date. Unvested options expire upon resignation from the Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served as a member of the compensation or similar committee or board of directors of any other entity, other than our subsidiaries, of which an executive officer served on our compensation committee or board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth information as of June 13, 2006 concerning the shares of common stock beneficially owned by (a) each person known by us, solely by reason of our examination of Schedule 13D and 13G filings made with the SEC, to be the beneficial owner of 5% or more of our outstanding common stock, (b) each of the directors and nominees for election as a director, (c) each of the executive officers named in the summary compensation table in our definitive proxy statement filed with the SEC on January 30, 2006 and (d) all current directors and executive officers as a group. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options and warrants currently exercisable or exercisable within 60 days after June 13, 2006, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person. The percentages of ownership and the number of shares beneficially owned are disproportionate due to joint beneficial ownership making the notes following the table essential for a complete understanding of our ownership structure.

	Preferred Stock		Common Stock
	Beneficially	Percentage	Beneficially		Percentage
Identity of Owner or Group (1)(2)	Owned	Owned(3)	Owned		Owned (4)

Directors:
David C. Cavalier	-	-	6,592,042	(5)	21.0%
John M. Farah, Jr., Ph.D. (6)	-	-	17,591		*
Joseph J. Krivulka (6)	-	-	40,694		*
Amit Kumar, Ph.D. (6)	-	-	40,694		*
Michael E. Lewis, Ph.D. (6)	-	-	40,694		*
Chris A. Rallis (6)	-	-	40,694		*
Peter D. Suzdak, Ph.D. (6)	-	-	40,694		*
Named Executive Officers:
Elaine Alexander, M.D. (6)	-	-	52,000		*
Richard P. Burgoon, Jr. (7)	-	-	269,250		*
James D. Crapo, M.D. (6)	-	-	277,666		*
Brain Day, Ph.D. (6)	-	-	34,903		*
Shayne C. Gad, Ph.D. (6)	-	-	62,500		*
John L. McManus (8)	-	-	134,000		*
Michael P. McManus (9)	-	-	18,600		*
Richard W. Reichow (10)	-	-	332,361		1.1%
All directors and executive officers as a group (12 persons)	-	-	7,321,856	(11)	22.9%

	Preferred Stock		Common Stock
	Beneficially	Percentage	Beneficially		Percentage
Identity of Owner or Group (1)(2)	Owned	Owned(3)	Owned		Owned(4)

5% Stockholders:
BVF Partners, L.P. and its affiliates	-	0.0%	1,881,869	(12)	6.3%
900 N. Michigan Ave, Suite 1100
Chicago IL 60611

Efficacy Biotech Master Fund Ltd.	-	0.0%	20,660,000	(13)	51.5%
11622 El Camino Real, Suite 100
San Diego, CA 92130

Elan Corporation, plc	475,087	100.0%	475,087		1.6%
Lincoln House
Lincoln Place
Dublin 2, Ireland

Great Point Partners, LLC and its affiliates	-	0.0%	1,704,747	(14)	5.7%
2 Pickwick Plaza, Suite 450
Greenwich, CT 06830

Xmark Asset Management, LLC	-	0.0%	15,917,353	(15)	50.7%
and its affiliates
301 Tresser Blvd, Suite 1320
Stamford, CT 06901

* Less than one percent

(1) Unless otherwise indicated, the address of all the owners is: c/o Aeolus Pharmaceuticals, Inc., 23811 Inverness Place, Laguna Niguel, California 92677.

(2) This table is based upon information supplied by our executive officers, directors and principal stockholders and Schedule 13Ds and 13Gs filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(3) Percent of shares beneficially owned by any person is calculated by dividing the number of shares of preferred stock beneficially owned by that person by the sum of the number of shares of preferred stock outstanding as of June 13, 2006, and the number of shares of preferred stock deemed beneficially owned by that person as of June 13, 2006.

(4) Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of June 13, 2006, and the number of shares of common stock deemed beneficially owned by that person as of June 13, 2006.

(5) Includes 40,000 shares of Common Stock issuable upon the exercise of options held by Mr. Cavalier; 1,351,325 shares of Common Stock owned by Xmark Opportunity Fund, L.P.; 2,026,986 shares of Common Stock owned by Xmark Opportunity Fund, Ltd.; 1,023,731 shares of Common Stock owned by Xmark JV Investment Partners, LLC; 660,000 shares of Common Stock issuable upon exercise of warrants held by Xmark Opportunity Fund, L.P.; 990,000 shares of Common Stock issuable upon exercise of warrants held by Xmark Opportunity Fund, Ltd.; and 500,000 shares of Common Stock issuable upon exercise of warrants held by Xmark JV Investment Partners, LLC. Xmark Opportunity Partners, LLC is the sole member of the investment manager of Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd., and is the investment manager of Xmark JV Investment Partners, LLC. The sole managing member of Xmark Opportunity Partners, LLC is Xmark Capital Partners, LLC. The members of Xmark Capital Partners, LLC are Mitchell D. Kaye and Mr. Cavalier. Messrs Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Xmark Opportunity Partners, LLC.

(6) Consists solely of shares issuable upon exercise of options held by the named individual.

(7) Includes 123,415 shares owned and 145,835 shares issuable upon exercise of options held by Mr. Burgoon.

(8) Includes 24,000 shares owned and 110,000 shares issuable upon exercise of options held by Mr. John McManus.

(9) Includes 3,600 shares owned and 15,000 shares issuable upon exercise of options held by Mr. Michael McManus.

(10) Includes 42,388 shares owned, 289,589 shares issuable upon exercise of options held by Mr. Reichow and 384 shares issuable upon exercise of warrants held by Mr. Reichow.

(11) Includes shares of Common Stock beneficially owned by the Company’s directors and the following executive officers: Dr. Alexander; Mr. Burgoon; Dr. Day; Mr. John McManus and Mr. Michael McManus. See footnotes (6), (7), (8) and (9) above.

(12) Includes 391,513 shares of Common Stock and warrants to purchase 170,000 shares of Common Stock held by Biotechnology Value Fund, L.P.; 268,279 shares of Common Stock and warrants to purchase 116,000 shares of Common Stock held by Biotechnology Value Fund II, L.P.; 65,259 shares of Common Stock and warrants to purchase 28,336 shares of Common Stock held by Investment 10, LLC; and 586,818 shares of Common Stock and warrants to purchase 255,664 shares of Common Stock held by BVF Investments, LLC. BVF Partners L.P. is the general partner of Biotechnology Fund, L.P. and Biotechnology Fund II, L.P., the attorney-in-fact of Investment 10, LLC and the managing partner of BVF Investments, LLC. Mark N. Lampert has voting and/or investment power over these shares.

(13) Includes 9,800,000 shares of Common Stock and warrants to purchase 10,860,000 shares of Common Stock held by Efficacy Biotech Master Fund Ltd. Efficacy Capital is the investment manager of Efficacy Biotech Master Fund Ltd. Mark Lappe and Jon Faiz Kayyem have shared voting and dispositive power over these shares.

(14) Includes 680,000 shares of Common Stock and warrants to purchase 272,000 shares of Common Stock held by Biomedical Value Fund, L.P.; and 524,727 shares of Common Stock and warrants to purchase 228,000 shares of Common Stock held by Biomedical Offshore Value Fund, Ltd. Great Point Partners, LLC is the investment manager of Biomedical Value Fund, L.P. 1,000,000 shares of its Common Stock holdings and 400,000 shares issuable upon exercise of warrants are subject to a voting trust agreement by and among Biomedical Value Fund, L.P., Biomedical Value Fund, Ltd., Xmark Asset Management, LLC and the Company. Mitchell D. Kaye has sole voting power over these shares.

(15) Includes 8,107,059 shares of Common Stock owned by Goodnow; 143,354 shares of Common Stock owned by Xmark Fund, L.P.; 114,898 shares of Common Stock owned by Xmark Fund, Ltd.; 1,351,325 shares of Common Stock owned by Xmark Opportunity Fund, L.P.; 2,026,986 shares of Common Stock owned by Xmark Opportunity Fund, Ltd.; 1,023,731 shares of Common Stock owned by Xmark JV Investment Partners, LLC; 660,000 shares of Common Stock issuable upon exercise of warrants held by Xmark Opportunity Fund, L.P.; 990,000 shares of Common Stock issuable upon exercise of warrants held by Xmark Opportunity Fund, Ltd.; 500,000 shares of Common Stock issuable upon exercise of warrants held by Xmark JV Investment Partners, LLC; and 1,000,000 shares of Common Stock that Xmark Asset Management, LLC has the right to vote pursuant to a voting trust agreement by and among Biomedical Value Fund, L.P., Biomedical Value Fund, Ltd., Xmark Asset Management, LLC and the Company. Xmark Asset Management, LLC is the investment manager of Xmark Fund, L.P. and Xmark Fund, Ltd., and the sole manager of Goodnow. Xmark Opportunity Partners, LLC is the sole member of the investment manager of Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd., and is the investment manager of Xmark JV Investment Partners, LLC. The sole managing member of Xmark Opportunity Partners, LLC is Xmark Capital Partners, LLC. The members of Xmark Capital Partners, LLC are Mitchell D. Kaye and David C. Cavalier. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Xmark Opportunity Partners, LLC. Mr. Cavalier also is an employee of Xmark Asset Management, LLC. Mr. Kaye has sole voting and/or investment power with respect to all securities beneficially owned by Xmark Asset Management, LLC.

Executive Compensation

Summary Compensation

The following table sets forth all compensation earned for services rendered to Aeolus in all capacities for the fiscal years ended September 30, 2005, 2004 and 2003, by its Chief Executive Officer, its four other most highly compensated executive officers who served in such capacities as of the end of fiscal 2005, one other individual who served as Chief Executive Officer of the Company during fiscal 2005, and two other former executive officers who would have been among the Company’s five most highly compensated executive officers for fiscal 2005 but for the fact that such former officers were no longer employed by the Company at the end of fiscal 2005, collectively referred to as the “Named Officers”.

				Long-Term
				Compensation Awards
		Annual Compensation (1)		Securities Underlying	All Other
Name and Principal Position(s)	Fiscal Year	Salary ($)	Bonus ($)	Options (2)	Compensation ($)

Richard P. Burgoon, Jr. (3)	2005	148,413	147,275	250,000	803
Chief Executive Officer

John L. McManus (4)	2005	—	—	30,000	34,091
President

Elaine Alexander, M.D. (5)	2005	—	—	16,000	95,645
Chief Medical Officer

Brian Day, Ph.D. (6)	2005	—	—	16,000	84,000
Chief Scientific Officer

Michael P. McManus (7)	2005	—	—	5,000	—
Chief Accounting Officer,
Treasurer and Secretary

James D. Crapo, M.D. (8)	2005	68,000	—	—	—
Former Chief Executive Officer	2004	122,000	—	84,167	—

Shayne C. Gad, Ph.D. (9)	2005	—	—	25,000	195,000
Former President	2004	—	—	37,500	97,500

Richard W. Reichow (10)	2005	432,395	—	—	5,557
Former Executive Vice President,	2004	206,511	—	70,000	2,505
Chief Financial Officer,	2003	141,417	—	202,462	3,197
Treasurer and Secretary

(1)
Column with respect to “Other Annual Compensation” has not been included in this table because the aggregate amount of perquisites and other personal benefits received from the Company by any of the Named Officers did not exceed the lesser o f $ 50,000 or 10 % of the total annual salary and bonus reported for each such Named Officer in the table.

(2)	Options were granted under the Company’s 2004 Stock Option Plan and 1994 Stock Option Plan.

(3)	Mr. Burgoon was appointed Chief Executive Officer on January 5, 2005. “All Other Compensation” consists of life and long-term disability insurance premiums.

(4)
Mr. John McManus is not an employee of the Company. For his services as President, Mr. John McManus is paid a monthly consulting fee of $10,000 and receives an option to purchase up to 10,000 shares of Common Stock at the end of each month he provides consulting services to the Company. During fiscal 2005, Mr. John McManus was paid $34,091 in consulting fees. Mr. John McManus is also a 50% owner of McManus & Company, Inc., which provides administrative, accounting and financial consulting services to the Company.

(See footnote (7) for more information.)

(5)
Dr. Alexander is not an employee of the Company. For her services as Chief Medical Officer, Dr. Alexander is paid a monthly consulting fee of $15,000 and receives an option to purchase up to 2,000 shares of Common Stock at the end of each month she provides consulting services to the Company. During fiscal 2005, Dr. Alexander was paid $95,645 in consulting fees.

(6)
Dr. Day is not an employee of the Company. For his services as Chief Scientific Officer during fiscal 2005, Dr. Day was paid a monthly consulting fee of $8,000, which was subsequently increased to $9,500 in October 2005. He receives an option to purchase up to 2,000 shares of Common Stock at the end of each month he provides consulting services to the Company. During fiscal 2005, Dr. Day was paid $84,000 in consulting fees. Dr. Day is also Associate Professor of Medicine, Immunology & Pharmaceutical Sciences at the NJM, which provides research services to the Company. In September 2005, the Company entered into a grant agreement with NJM in the amount of $133,000, for which Dr. Day was the principal investigator. The Company also has an exclusive worldwide license from NJM to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJM.

(7)
Mr. Michael McManus is not an employee of the Company. For his services as Chief Accounting Officer, McManus & Company, Inc., a consulting firm in which Mr. Michael McManus and Mr. John McManus are each 50% owners, is paid a monthly consulting payment of $12,500 and Mr. McManus receives an option to purchase up to 1,250 shares of Common Stock at the end of each month he provides consulting services to the Company. During fiscal 2005, McManus & Company, Inc. was paid $43,750 in consulting fees pursuant to services rendered by Mr. Michael McManus to the Company.

(8)	Dr. Crapo was Chief Executive Officer from July 1, 2004 through December 31, 2004.
(9)
Dr. Gad was not an employee of the Company and served as President from May 4, 2004 to June 20, 2005. For his services as President, Dr. Gad was paid a monthly consulting fee of $19,500 and received an option to purchase up to 2,500 shares of Common Stock at the end of each month he provided consulting services to the Company. During fiscal 2005, Dr. Gad was paid $195,000 in consulting fees and in fiscal 2004, he received $97,500 in consulting fees.

(10)
Mr. Reichow served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company from March 1995 to June 2005. Effective June 16, 2005, the Company elected not to renew its Employment Agreement with Mr. Reichow. The 2005 salary amount for Mr. Reichow includes $206,250 of severance. “All Other Compensation” for fiscal 2003, 2004 and 2005 consists of severance health benefits and life and long-term disability insurance premiums.

  Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

Option Grants During Fiscal Year Ended September 30, 2005 (1)

The following table summarizes all option grants during the fiscal year ended September 30, 2005 to the Named Officers. Each of these options was granted pursuant to the Company’s 2004 Stock Option Plan:

						Potential Realizable
						Value at
			% of Total			Assumed Annual
	Number of		Options			Rates
	Shares		Granted to	Exercise or		of Stock Price
	Underlying		Employees in	Base Price		Appreciation for
	Options		Fiscal	per	Expiration	Option Term(5)
Name	Granted		2005(2)	Share(3)	Date(4)	5%	10%
Richard P. Burgoon, Jr.	250,000	(6)	73.10%	$1.00	7/12/2015	$44,000.00	$58,000.00

John L. McManus(7)	10,000		2.92%	$0.97	7/31/2015	$2,060.00	$2,620.00
	10,000		2.92%	$0.91	8/31/2015	$2,660.00	$3,220.00
	10,000		2.92%	$1.12	9/30/2015	$560.00	$1,120.00

Elaine Alexander, M.D.(7)	2,000		0.58%	$0.90	2/28/2015	$552.00	$664.00
	2,000		0.58%	$0.70	3/31/2015	$952.00	$1,064.00
	2,000		0.58%	$0.55	4/30/2005	$1,252.00	$1,364.00
	2,000		0.58%	$0.71	5/31/2005	$932.00	$1,044.00
	2,000		0.58%	$0.73	6/30/2005	$892.00	$1,004.00
	2,000		0.58%	$0.97	7/31/2015	$412.00	$524.00
	2,000		0.58%	$0.91	8/31/2015	$532.00	$644.00
	2,000		0.58%	$1.12	9/30/2015	$112.00	$224.00

Brain Day, Ph.D.(7)	2,000		0.58%	$0.90	2/28/2015	$552.00	$664.00
	2,000		0.58%	$0.70	3/31/2015	$952.00	$1,064.00
	2,000		0.58%	$0.55	4/30/2005	$1,252.00	$1,364.00
	2,000		0.58%	$0.71	5/31/2005	$932.00	$1,044.00
	2,000		0.58%	$0.73	6/30/2005	$892.00	$1,004.00
	2,000		0.58%	$0.97	7/31/2015	$412.00	$524.00
	2,000		0.58%	$0.91	8/31/2015	$532.00	$644.00
	2,000		0.58%	$1.12	9/30/2015	$112.00	$224.00

Michael P. McManus(7)	1,250		0.37%	$0.73	6/30/2005	$557.50	$627.50
	1,250		0.37%	$0.97	7/31/2015	$257.50	$327.50
	1,250		0.37%	$0.91	8/31/2015	$332.50	$402.50
	1,250		0.37%	$1.12	9/30/2015	$70.00	$140.00

James C. Crapo, M.D.	—

Shayne C. Gad, Ph.D.(7)	2,500		0.73%	$1.45	10/29/2014	$-	$-
	2,500		0.73%	$1.12	11/30/2014	$140.00	$280.00
	2,500		0.73%	$1.25	12/31/2014	$-	$-
	2,500		0.73%	$0.78	1/31/2015	$990.00	$1,130.00
	2,500		0.73%	$0.90	2/28/2015	$690.00	$830.00
	2,500		0.73%	$0.70	3/31/2015	$1,190.00	$1,330.00
	2,500		0.73%	$0.55	4/29/2015	$1,565.00	$1,705.00
	2,500		0.73%	$0.71	5/31/2015	$1,165.00	$1,305.00
	2,500		0.73%	$0.73	6/30/2015	$1,115.00	$1,255.00
	2,500		0.73%	$0.97	7/29/2015	$515.00	$655.00

Richard W. Reichow	—

(1)	No stock appreciation rights, or “SARs,” were granted to any of the Named Officers during the fiscal year ended September 30, 2005.

(2)	Based on options to purchase 342,000 shares of Common Stock granted to employees, including the Named Officers, under the 2004 Stock Option Plan during the fiscal year ended September 30, 2005.

(3)	The exercise price is equal to or greater than 100% of the fair market value of the Common Stock on the date of grant.

(4)	The options have a term of ten years, subject to earlier termination in certain events..

(5)
Use of the assumed rates of appreciation is mandated by the rules of the SEC and does not represent the Company’s estimate or projection of the future price of its stock. There is no assurance provided to any executive officer or any other holder of Aeolus’ securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

(6)	These options were granted fully vested on July 12, 2005, and expire on July 12, 2015.

(7)	All of the option grants to this officer were granted fully vested with a ten-year term.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning all stock options exercised during the fiscal year ended September 30, 2005 by the Named Officers, and the number and value of unexercised options held by the Named Officers as of September 30, 2005.

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at September 30, 2005		Value of Unexercised In-the-Money Options at September 30, 2005 (2)
Name	Exercise	Realized (1)	Exercisable	Unexerciseable	Exercisable	Unexerciseable

Richard P. Burgoon, Jr.	62,499	$2,500	187,501	—	$22,500	—
John L. McManus	—	—	30,000	—	$3,600	—
Elaine Alexander, M.D.	—	—	36,000	—	$4,740	—
Brain Day, Ph.D.	—	—	18,903	—	$5,966	—
Michael P. McManus	—	—	5,000	—	$938	—
James D. Crapo, M.D.	—	—	277,666	—	$—	—
Shayne C. Gad, Ph.D.	—	—	62,500	—	$6,250	—
Richard W. Reichow	—	—	289,589		$2,160	—

(1)
Value is calculated based on the difference between the option exercise price and the closing market price of the Common Stock on the date prior to the date of exercise multiplied by the number of shares exercised.

(2)	Value based on the difference between the fair market value of the shares of Common Stock at September 30, 2005 ($1.12), as quoted on the OTC Bulletin Board, and the exercise price of the options.

Employment Agreements

Effective January 5, 2005, we entered into a letter agreement with Richard P. Burgoon, Jr. to serve as our Chief Executive Officer. Pursuant to the agreement, Mr. Burgoon received a signing bonus of $50,000 and he will be paid an annual salary of $200,000. In addition, Mr. Burgoon will be entitled to receive a cash bonus of $100,000 if during his employment we enter into a definitive agreement for an equity financing that raises at least $5,000,000, a partnership for the joint development or commercialization of any of our owned or in-licensed patent rights or the sale of the Company. On July 12, 2005, Mr. Burgoon’s letter agreement was amended and Mr. Burgoon was granted a fully vested stock option to purchase up to 250,000 shares of Common Stock at an exercise price of $1.00 per share (the “Stock Option”). Mr. Burgoon also will receive a quarterly bonus in the amount of $32,425 (“Quarterly Bonus”), which Mr. Burgoon has agreed to use exclusively for the purchase of shares through the exercise of the Stock Option within five business days of receipt of such Quarterly Bonus. The number of shares that can be purchased quarterly under this alternative is set at 20,833, and additional shares under the Stock Option can be purchased by Mr. Burgoon using his funds, coincident with or independent of this alternative. Any stock purchased as a result of the exercise of the Stock Option used with funds from the Quarterly Bonus shall be legally owned by Mr. Burgoon but shall be held in trust by the Company and not subject to sale by Mr. Burgoon until such time as Mr. Burgoon’s position with the Company has ended, unless otherwise agreed to by the Board.

In the event that there is a change of control of the Company while Mr. Burgoon is Chief Executive Officer (where greater than 50% of the voting stock of the Company is acquired by a third party), immediately at the change of control, the Company shall provide a one-time bonus to Mr. Burgoon in the amount of $1.00 multiplied by any shares not yet exercised under the Stock Option, which Mr. Burgoon has agreed to use specifically for the purchase of any remaining shares under the Stock Option. In the event that Mr. Burgoon declines to obtain any such remaining shares, the unused portion of this one-time bonus shall be returned to the Company. Mr. Burgoon’s letter agreement has no term and his employment is at will.

James D. Crapo, M.D. was our Chief Executive Officer from July 1, 2004 through December 31, 2004. In June 2004, we entered into a six-month employment agreement with Dr. Crapo that provided for an annualized salary of $272,000 and a stock option grant of 84,167 shares with an exercise price of $5.00 per share. Dr. Crapo’s employment agreement expired on December 31, 2004.

Shayne C. Gad, Ph.D. served as our President from May 4, 2004 to June 20, 2005. In May 2004, we entered into a consulting agreement with Dr. Gad that provided for monthly compensation of $19,500 and stock option grants totaling 45,000 shares for the period from May 2004 through December 2004. In December 2004, we entered into another consulting agreement with Dr. Gad that provided for monthly compensation of $19,500 and monthly stock option grants of 2,500 shares through December 31, 2005. Dr. Gad resigned as the Company’s President in June 2005.

On April 2, 2002, we entered into an employment agreement with Mr. Reichow, our former Executive Vice President, Chief Financial Officer, Treasurer and Secretary. The agreement was amended in December 2004 to provide that the agreement term would continue after April 30, 2005 on a month-to-month basis and could be terminated at any time upon 30 days notice. The agreement provided for a base salary and annual bonus based upon the achievement of performance milestones to be mutually agreed upon by Mr. Reichow and the Chief Executive Officer, the Board or the Compensation Committee. The agreement also provided that during its term and, unless Mr. Reichow terminated his employment for cause, for a period of nine months thereafter, Mr. Reichow would not compete with us, directly or indirectly. Further, in the event that the employment of Mr. Reichow was terminated by the Board, other than in a change in control and without just cause, we would continue to pay, for a period of nine months, Mr. Reichow’s base salary, plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

We also entered into a severance agreement with Mr. Reichow, which provides that if his employment is terminated without just cause subsequent to a change in control, as defined in the severance agreement, as amended, he would receive a severance benefit of two and one-half times his annual base salary and average bonus. Effective June 16, 2005, Aeolus elected not to renew the employment agreement with Mr. Reichow. Accordingly, Aeolus paid Mr. Reichow $206,250, representing nine months’ of his then current salary, and an additional $22,917 in lieu of 30 days’ notice of termination. On June 21, 2005, we entered into a separation agreement and general release with Mr. Reichow, pursuant to which we issued Mr. Reichow a lump sum payment of $10,000 and we are providing Mr. Reichow with healthcare coverage through the earlier of April 2006 or the date on which Mr. Reichow obtains full-time employment.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of June 28, 2006. Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of June 28, 2006, and the number of shares of common stock as to which that person has the right to acquire voting or investment power as of June 28, 2006, or within 60 days thereafter. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there are currently no agreements, arrangements or understandings with respect to the number of shares to be sold by them. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. This information is based solely on information provided by or on behalf of the selling stockholders set forth below, and we have not independently verified the information.

Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

	Beneficial Ownership Prior to Offering		Number of Shares to Be Sold	Beneficial Ownership After Offering (1)
Name	Number of Shares			Number of Shares	Percent of Class
Biomedical Offshore Value Fund, Ltd. (B)	752,747	(2)	304,747	448,000	1.5%
Biotechnology Value Fund, L.P. (B)	561,513	(3)	225,513	336,000	1.1%
Biotechnology Value Fund II, LP (B)	384,279	(4)	146,279	238,000	0.8%
Brookstreet Securities Corporation (D)	250,000	(5)	250,000	0	0.0%
BVF Investments, LLC (B)	842,482	(6)	352,482	490,000	1.7%
Efficacy Biotech Master Fund Ltd (C)	20,660,000	(7)	20,660,000	0	0.0%
Goodnow Capital, L.L.C.(A)	8,107,059		8,107,039	20	0.0%
Investment 10, LLC (B)	93,595	(8)	37,595	56,000	0.2%
Ronin Capital LLC (C)	340,000	(9)	340,000	0	0.0%
Xmark JV Investment Partners, LLC(B)	1,523,731	(10)	1,523,731	0	0.0%
Xmark Opportunity Fund, L.P.(B)	2,011,325	(11)	2,011,325	0	0.0%
Xmark Opportunity Fund, Ltd. (B)	3,016,986	(12)	3,016,986	0	0.0%

TOTAL	38,543,717		36,975,697	1,568,020	5.3%

(1)
Assumes the sale of all the shares offered hereby. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)	Includes 228,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.

(3)	Includes 170,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(4)	Includes 116,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(5)	Consists entirely of shares issuable upon exercise of warrants held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(6)	Includes 255,664 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(7)	Includes 10,860,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(8)	Includes 28,336 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(9)	Includes 140,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(10)	Includes 500,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(11)	Includes 660,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.
(12)	Includes 990,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.

(A) We issued an aggregate of 3,060,144 shares of our common stock to the selling stockholder in connection with our corporate reorganization in November 2003. We also issued to the selling stockholder 20 shares of our common stock in August 2003. On April 19, 2004, Goodnow converted a debenture with principal and interest in the amount of $5,046,875 into 5,046,875 shares of our common stock at a price of $1.00 per share. We agreed to register all of these shares, and to pay substantially all of the expenses of offering them under this prospectus.

(B) We issued an aggregate of 1,250,000 shares of our Series A Preferred Stock to the selling stockholders in connection with our $2.5 million private placement in November 2005. All of the shares of Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock. We also issued to the selling stockholders warrants to purchase an aggregate of 2,500,000 shares of our common stock in that private placement. We agreed to register all of these shares, including the dividends and shares issuable upon exercise of the warrants, and to pay substantially all of the expenses of offering them under this prospectus.

(C) We issued an aggregate of 10,000,000 shares of our common stock to the selling stockholders in connection with our $5.0 million private placement in June 2006. We also issued to the selling stockholders warrants to purchase a total of 11,000,000 shares of our common stock in that private placement. We agreed to register all of these shares, including those issuable upon exercise of the warrants, and to pay substantially all of the expenses of offering them under this prospectus.

(D) We issued warrants to purchase an aggregate of 250,000 shares of our common stock in accordance with the terms of a consulting agreement. We agreed to register all the shares issuable upon exercise of the warrants and to pay substantially all of the expenses of offering them under this prospectus.

Relationships with Selling Stockholders

In November 2005, funds managed, directly and indirectly through intermediate entities, by Xmark Opportunity Partners, LLC, purchased an aggregate of 1,075,000 shares of Series A Preferred and warrants to purchase an aggregate of 2,150,000 shares of Common Stock for an aggregate purchase price of $2,150,000. David C. Cavalier, our Chairman, is, through an intermediate entity, a member of Xmark Opportunity Partners, LLC.

Richard P. Burgoon, Jr., our Chief Executive Officer, is an investor in funds managed by Xmark. In addition, Mr. Burgoon has agreed with Xmark to provide certain consulting services to Xmark with respect to Aeolus while Xmark remains an investor in Aeolus, and, in consideration for those services, Xmark has agreed to pay Mr. Burgoon a percentage of its performance fee from its position in Aeolus as of May 31, 2004.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this Prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date of this Prospectus;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus. In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 or until such earlier time that we reasonably determine, based on the advice of counsel, that each selling stockholder, acting independently of all other selling stockholders, will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling stockholder within the volume limitations imposed by Rule 144(e) in the three-month period immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Aeolus has adopted a policy that all transactions between Aeolus and its executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Aeolus than could be obtained from unaffiliated third parties.

In November 2005, funds managed, directly and indirectly through intermediate entities, by Xmark Opportunity Partners, LLC purchased an aggregate of 1,075,000 shares of Series A Preferred and warrants to purchase an aggregate of 2,150,000 shares of Common Stock for an aggregate purchase price of $2,150,000. David C. Cavalier, our Chairman, is, through an intermediate entity, a member of Xmark Opportunity Partners, LLC.

Richard P. Burgoon, Jr., our Chief Executive Officer, is an investor in funds managed by Xmark. In addition, Mr. Burgoon has agreed with Xmark to provide certain consulting services to Xmark with respect to Aeolus while Xmark remains an investor in Aeolus, and, in consideration for those services, Xmark has agreed to pay Mr. Burgoon a percentage of its performance fee from its position in Aeolus as of May 31, 2004.

In September 2005, the Company entered into a grant agreement with the National Jewish Medical and Research Center (“NJM”), which provides research services for the Company. Pursuant to the agreement, the Company will pay NJM an aggregate of $133,000 in four quarterly installments. Dr. Day, one of the Company’s executive officers, is an Associate Professor of Medicine, Immunology, & Pharmaceutical Sciences at NJM and is the principal investigator on the grant. In November 2005, the Company entered into two additional grant agreements with NJM. Pursuant to these agreements, the Company will pay NJM an aggregate of $141,000 in fiscal 2006 for research services. Dr. Day is also one of the principal investigators on these grants. The Company also has an exclusive worldwide license from NJM to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJM (the “NJM License”). Under the NJM License, the Company will pay royalties to NJM on net product sales during the term of the NJM License and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJM License to pay all or a portion of patent prosecution, maintenance and defense costs.

DESCRIPTION OF CAPITAL STOCK

As of June 28, 2006, we were authorized to issue up to 50,000,000 shares of common stock and 10,000,000 shares of preferred stock under our Amended and Restated Certificate of Incorporation. The preferred stock is divided into two series: 1,250,000 shares of preferred stock are designated “Series A Convertible Preferred Stock,” and 600,000 shares of preferred stock are designated “Series B Convertible Preferred Stock.”

Common Stock

As of June 28, 2006, there were 29,223,583 shares of common stock outstanding, 2,501,535 shares of common stock issuable upon the exercise of outstanding stock options and 15,707,402 shares of common stock issuable upon the exercise of warrants to purchase common stock.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, including our Series B Convertible Preferred Stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of June 28, 2006, there were issued and outstanding 475,087 shares of Series B Preferred Stock and promissory notes convertible into an aggregate of 21,568 shares of Series B Preferred Stock. As of June 28, 2006, no shares of Series A Preferred Stock were issued and outstanding.

Under our Amended and Restated Certificate of Incorporation, our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of our company or to make the removal of our management more difficult. Under certain circumstances this could have the effect of decreasing the market price of our common stock. We are not aware of any threatened transaction to obtain control of our company. Pursuant to an agreement with Goodnow, we are required to obtain Goodnow’s consent to issue any preferred stock.

Series B Preferred Stock

All shares of Series B preferred stock currently are owned by Elan Corporation, plc. The Series B preferred stock is non-voting stock. Each share of Series B preferred stock is convertible into ten shares of our common stock, provided that no conversion may be effected that would result in the holders of Series B preferred stock owning more than 9.9% of our common stock on a fully converted to common stock basis. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as converted basis on the Series B preferred stock.

Warrants

As of June 28, 2006, warrants to purchase 15,707,402 shares of common stock at exercise prices ranging from $0.50 to $20.25 were outstanding, with a weighted exercise price of $1.18 per share. All outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits, reorganizations, reclassifications or mergers. In addition, certain of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Registration Rights

The registration statement of which this prospectus is a part covers the resale of shares of common stock issued or issuable as follows (in each case after giving effect to the one-for-ten reverse split of our common stock effected in July 2004):

•	10,000,000 shares of common stock and 11,000,000 shares of common stock underlying warrants issued to participants in our June 2006 private financing;

•
5,000,000 shares of common stock issued as a result of the conversion of our Series A Preferred Stock issued to participants in our November 2005 private financing and 118,658 shares of common stock that have been issued as dividends on such shares of Series A Preferred Stock;

•	2,500,000 shares of common stock underlying warrants to purchase common stock issued to participants in our November 2005 private financing;

•	5,046,875 shares of common stock issued to Goodnow in April 2004 upon conversion of a debenture in the aggregate amount of $5,047,000; and

•	3,060,144 shares of common stock issued to Goodnow in connection with our corporate reorganization in November 2003.

We are obligated to file this registration statement and we have undertaken to use commercially reasonable efforts to keep it effective, generally through the date that these shares are freely tradable under Rule 144 under the Securities Act.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

•
before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Our certificate of incorporation expressly provides that the provisions of Section 203 of the DGCL do not apply. Consequently, a person or entity wishing to acquire control of our company would not have to comply with the director or stockholder approvals required by Section 203. This could make a takeover of our company easier even if the takeover were not approved by the board of directors or opposed by the stockholders as not being in their best interests.

Limitation of Liability

Section 145 of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

•	shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

•
may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

•
may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may not apply, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

Article Sixth of our certificate of incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney’s fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of our company. The indemnification provided by our certificate of incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

Article Eighth of our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL. We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Anti-Takeover Effects

Our by-laws are designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. Our by-laws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders. In addition, we must receive a stockholders’ proposal for an annual meeting within a specified period for that proposal to be included on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Listing

Currently, our shares are traded on the OTC Bulletin Board, under the symbol “AOLS.”

LEGAL MATTERS

Paul, Hastings, Janofsky & Walker LLP, San Diego, California, will pass upon the validity of 21,000,000 shares of common stock issued or issuable to certain of the selling stockholders pursuant to our financing in June 2006, which are comprised of: 10,000,000 shares of common stock and 11,000,000 shares of common stock underlying warrants to purchase common stock. The validity of the remaining shares of common stock being offered by this prospectus has previously been passed upon in connection with a registration statement previously filed with and declared effective by the SEC, which registration statement has been combined with the registration statement of which this prospectus is a part pursuant to Rule 429 promulgated under the Securities Act.

EXPERTS

The financial statements as of and for the fiscal year ended September 30, 2005 included in this prospectus have been audited by Haskell & White LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt regarding the Company’s ability to continue as a going concern) and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements as of and for the year ended September 30, 2004 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements for the fiscal year ended September 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

This information is included in this prospectus in reliance upon these firms as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and interim reports, proxy and information statements and other information with the SEC. These filings contain important information which does not appear in this prospectus. You may read and copy any materials we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or web site.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets - As of March 31, 2006 (unaudited), September 30, 2005 and September 30, 2004	F-5
Consolidated Statements of Operations - For each of the three fiscal years ended September 30, 2005 and the six months ended March 31, 2006 and 2005 (unaudited)	F-6
Consolidated Statements of Stockholders’ Equity (Deficit) - For each of the three fiscal years ended September 30, 2005 and the six months ended March 31, 2006 (unaudited)	F-7
Consolidated Statements of Cash Flows - For each of the three fiscal years ended September 30, 2005 and the six months ended March 31, 2006 and 2005 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Aeolus Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheet of Aeolus Pharmaceuticals, Inc. (a Delaware corporation) and Subsidiaries (the Company) as of September 30, 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aeolus Pharmaceuticals, Inc. and Subsidiaries as of September 30, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations, has a stockholders’ deficit, and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

HASKELL & WHITE LLP

Irvine, CA
December 8, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Aeolus Pharmaceuticals, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Aeolus Pharmaceuticals, Inc. (a Delaware corporation) and Subsidiaries (the Company) as of September 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aeolus Pharmaceuticals, Inc. and Subsidiaries as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

November 19, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Aeolus Pharmaceuticals, Inc.

In our opinion, the accompanying consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the results of operations and cash flows of Aeolus Pharmaceuticals, Inc. (formerly Incara Pharmaceuticals Corporation) and its subsidiaries (the “Company”) for the year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements for the year ended September 30, 2003 were prepared assuming that the Company would continue as a going concern. As discussed in Note B to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 (not presented herein), the Company has suffered recurring losses from operations and has a net capital deficiency that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters were also described in Note B to those September 30, 2003 financial statements. The financial statements did not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
December 5, 2003, except for the reverse stock split
Described in Note A, as to which the date is July 16, 2004

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	September 30,		March 31,
	2005	2004	2006
ASSETS			(Unaudited)
Current assets:
Cash and cash equivalents	$626	$7,381	$304
Accounts receivable	14	138	5
Prepaids and other current assets	289	111	360
Total current assets	929	7,630	669
Property and equipment, net	-	15	-
Other assets	8	211	442
Total assets	$937	$7,856	$1,111

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$712	$1,185	$1,195
Accrued expenses	290	102	128
Current maturities of long-term note payable	-	-	911
Liabilities of discontinued operations	-	250	-
Total current liabilities	1,002	1,537	2,234
Long-term note payable	867	787	-
Total liabilities	1,869	2,324	2,234

Commitments and Contingencies (Note G and O)

Series A cumulative convertible preferred stock, $.01 par value per share, liquidation value $3.00 per share, no shares authorized, issued, outstanding at September 30, 2005 and 2004; 1,250,000 shares authorized, issued and outstanding at March 31, 2006	-	-	354

Stockholders' equity (deficit):
Preferred stock, $.01 par value per share, 3,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 475,087, 503,544 and 475,087 shares issued and outstanding as of September 30, 2005 and 2004 and March 31, 2006, respectively	5	5	5
Common stock, $.01 par value per share, 50,000,000 shares authorized; 14,038,259, 13,947,303 and 14,098,096 shares issued and outstanding
September 30, 2005 and 2004 and March 31, 2006, respectively	140	139	141
Additional paid-in capital	146,016	145,576	147,887
Accumulated deficit	(147,093)	(140,188)	(149,510)
Total stockholders' equity (deficit)	(932)	5,532	(1,477)
Total liabilities and stockholders' equity (deficit)	$937	$7,856	$1,111

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

				Six Months Ended
	Fiscal Year Ended September 30,			March 31,
	2005	2004	2003	2006	2005
				(Unaudited)	(Unaudited)
Revenue
Grant income	$252	$305	$-	$92	$115
Costs and expenses:
Research and development	4,515	8,295	2,780	2,258	2,772
General and administrative	2,674	3,987	2,025	1,047	966
Total costs and expenses	7,189	12,282	4,805	3,305	3,738
Loss from operations	(6,937)	(11,977)	(4,805)	(3,213)	(3,623)
Equity in loss of Incara Development	-	-	(76)	-	-
Equity in income of CPEC LLC	-	-	-	433	-
Interest expense, net	(31)	(5,213)	(192)	(19)	(7)
Other income	63	23	223	36	14
Decrease in fair value of common stock warrants	-	-	-	401	-
Loss from continuing operations	(6,905)	(17,167)	(4,850)	(2,362)	(3,616)
Discontinued operations	-	-	(38)	-	-
Gain on sale of discontinued operations	-	-	1,912	-	-
Net loss	(6,905)	(17,167)	(2,976)	(2,362)	(3,616)
Preferred stock dividend and accretion	-	(135)	(949)	(55)	-
Net loss attributable to common stockholders	$(6,905)	$(17,302)	$(3,925)	$(2,417)	$(3,616)
Net loss per common share (basic and diluted):
Loss from continuing operations	$(0.49)	$(2.06)	$(4.25)	$(0.17)	$(0.26)
Discontinued operations	$-	$-	$(0.03)	$-	$-
Gain on sale of discontinued operations	$-	$-	$1.40	$-	$-
Net loss attributable to common stockholders	$(0.49)	$(2.06)	$(2.88)	$(0.17)	$(0.26)
Weighted average common shares outstanding:
Basic and diluted	13,976	8,388	1,365	14,058	13,961

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Dollars in thousands, Amounts for the six months ended March 31, 2006 are unaudited)

	Series A		Series B
	Preferred Stock		Preferred Stock		Common Stock					Total
	Number		Number		Number		Additional			Stockholders'
	of		of	Par	of	Par	Paid-in	Restricted	Accumulated	Equity
	Shares	Value	Shares	Value	Shares	Value	Capital	Stock	Deficit	(Deficit)
Balance at September 30, 2002	-	$-	503,544	$5	1,409,533	$14	$104,679	$(217)	$(118,961)	$(14,480)
Series C preferred stock dividends and accretion	-	-	-	-	-	-	-	-	(949)	(949)
Proceeds from offerings of Employee Stock Purchase Plan	-	-	-	-	3,830	-	2	-	-	2
Sale of common stock	-	-	-	-	20	-	-	-	-	-
Warrants issued in conjunction with notes payable	-	-	-	-	-	-	91	-	-	91
Stock-based compensation and amortization of restricted stock	-	-	-	-	-	-	1,120	113	-	1,233
Net loss for the fiscal year ended September 30, 2003	-	-	-	-	-	-	-	-	(2,976)	(2,976)
Balance at September 30, 2003	-	-	503,544	5	1,413,383	14	105,892	(104)	(122,886)	(17,079)
Series C preferred stock dividends and accretion	-	-	-	-	-	-	-	-	(135)	(135)
Common stock issued in exchange of Series C preferred stock	-	-	-	-	225,533	2	14,635	-	-	14,637
Common stock issued in exchange for notes payable and accrued interest	-	-	-	-	8,141,979	81	8,061	-	-	8,142
Beneficial conversion feature of convertible debt	-	-	-	-	-	-	5,000	-	-	5,000
Proceeds from offerings of Employee Stock Purchase Plan	-	-	-	-	652	-	2	-	-	2
Sale of common stock pursuant to stock offering, net of issuance costs of $901	-	-	-	-	4,104,000	41	9,318	-	-	9,359
Exercise of common stock options	-	-	-	-	61,756	1	75	-	-	76
Stock-based compensation and amortization of restricted stock	-	-	-	-	-	-	2,593	104	-	2,697
Net loss for the fiscal year ended September 30, 2004	-	-	-	-	-	-	-	-	(17,167)	(17,167)

Balance at September 30, 2004	-	-	503,544	5	13,947,303	139	145,576	-	(140,188)	5,532

Common stock issued in exchange of Series B preferred stock	-	-	(28,457)	-	28,457	-	-	-	-	-
Compensation expense on the accelerated vesting of employee stock options	-	-	-	-	-	-	293	-	-	293
Exercise of common stock options	-	-	-	-	62,499	1	62	-	-	63
Stock-based compensation	-	-	-	-	-	-	85	-	-	85
Net loss for the fiscal year ended September 30, 2005	-	-	-	-	-	-	-	-	(6,905)	(6,905)

Balance at September 30, 2005	-	$-	475,087	$5	14,038,259	$140	$146,016	$-	$(147,093)	$(932)

Sale of Series A preferred stock pursuant to stock offering, net of issuance costs of $88 (unaudited)	2,500,000	354		-		-	1,657	-	-	1,657
Series A Preferred Stock dividend (unaudited)	-	-	-	-	18,171	-	17	-	-	17
Exercise of common stock options (unaudited)	-	-	-	-	41,666	1	42	-	-	43
Stock-based compensation (unaudited)	-	-	-	-	-	-	155	-	-	155
Net loss for the six months ended March 31, 2006 (unaudited)	-	-	-	-	-	-	-	-	(2,417)	(2,417)

Balance at March 31, 2006 (unaudited)	2,500,000	$354	475,087	$5	14,098,096	$141	$147,887	$-	$(149,510)	$(1,477)

AEOLUS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Six Months Ended
	Fiscal Year Ended September 30,			March 31,
	2005	2004	2003	2006	2005
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(6,905)	$(17,167)	$(2,976)	$(2,362)	$(3,616)
Loss from discontinued operations	-	-	38	-	-
Gain on sale of discontinued operations	-	-	(1,912)	-	-
Loss from continuing operations	(6,905)	(17,167)	(4,850)	(2,362)	(3,616)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9	10	160	-	5
Loss from discontinued operations	-	-	(38)	-	-
Noncash compensation	293	2,569	1,218	156	45
Noncash interest and financing costs	81	5,153	186	41	39
Noncash consulting and license fee	85	128	15	-	-
Equity in loss of Incara Development	-	-	112	-	-
Equity in income of CPEC LLC	-	-	-	(433)	-
Amortization of debt issuance costs	-	15	-	-	-
Decrease in fair value of common stock warrants	-	-	-	(401)	-
(Gain) Loss on sale or disposal of equipment	(19)	-	(21)	-	-
Change in assets and liabilities:
Accounts receivable	124	(131)	(64)	9	125
Prepaids and other assets	25	140	(22)	(71)	(87)
Accounts payable and accrued expenses	(535)	642	(1,298)	284	(625)
Net cash used in operating activities	(6,842)	(8,641)	(4,602)	(2,777)	(4,114)
Cash flows from investing activities:
Proceeds from sale of discontinued operations	-	-	3,422	-	-
Proceeds from sale of equipment	25	-	25	-	-
Net cash provided by investing activities	25	-	3,447	-	-
Cash flows from financing activities:
Proceeds from notes payable, net of issuance costs	-	6,000	2,020	-	-
Proceeds from issuance of Series A preferred stock	-	-	-	2,413	-
Proceeds from issuance of common stock and warrants,
net of issuance costs	-	9,436	2	-	-
Proceeds from exercise of stock options	62	-	-	42	-
Principal payments on notes payable	-	-	(441)	-	-
Principal payments on capital lease obligations	-	-	(49)	-	-
Net cash provided by financing activities	62	15,436	1,532	2,455	-
Net (decrease) increase in cash and cash equivalents	(6,755)	6,795	377	(322)	(4,114)
Cash and cash equivalents at beginning of year	7,381	586	209	626	7,381
Cash and cash equivalentsat end of year	$626	$7,381	$586	$304	$3,267

Supplemental disclosure of cash flow information:
Cash payments of interest	$-	$1	$10	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in exchange for Series B preferred stock	$28	$-	$-	$-	$-
Common stock issued in exchange for Series C preferred stock	$-	$14,637	$-	$-	$-
Common stock issued in exchange for notes payable and accrued interest	$-	$8,142	$-	$-	$-
Beneficial conversion feature of convertible debt	$-	$5,000	$-	$-	$-
Series C preferred stock dividend accreted	$-	$135	$949	$-	$-

AEOLUS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2006 and for the six months ended March 31, 2006 and 2005 is unaudited)

A. Nature of the Business

Aeolus Pharmaceuticals, Inc. is a San Diego-based biopharmaceutical company that is developing a new class of catalytic antioxidant compounds for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. The Company has reported positive safety results from a completed Phase I single dose study of its lead product, AEOL 10150, in patients diagnosed with amyotrophic lateral sclerosis (“ALS,” also commonly referred to as “Lou Gehrig’s disease”) and in September 2005, we launched a Phase I multiple dose study of AEOL 10150 in patients diagnosed with ALS. We expect to complete this study by the end of the fourth quarter of fiscal year 2006. The safety data from these studies could be utilized to support subsequent efficacy studies of AEOL 10150 in ALS, as well as other indications for which the Company has developed preclinical efficacy data. In addition, the Company has launched the “Aeolus Pipeline Initiative” whereby the Company, in conjunction with a variety of academic collaborations, is focused on identifying between 1-2 compounds evaluated from six disease categories for potential entrance into human clinical evaluation in 2006. The Aeolus Pipeline Initiative is an internal development initiative focused on advancing several of the most promising catalytic antioxidant compounds from our proprietary library of 200 compounds. The initial therapeutic focus areas for the Aeolus Pipeline Initiative are: radiation therapy protection and tumor therapy; Parkinson’s disease; Cystic Fibrosis; Chronic Obstructive Lung Disease; tumor suppression/bone marrow transplantation; and stroke. These therapeutic focus areas were selected based upon preliminary data developed using our catalytic antioxidant compounds.

The “Company” or “Aeolus” refers collectively to Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”) and its wholly owned subsidiary, Aeolus Sciences, Inc., a Delaware corporation (“Aeolus Sciences”). As of September 30, 2005, Aeolus also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company (“CPEC”). The Company’s primary operations are located in San Diego, California.

On July 16, 2004, the Company effected a one-for-ten reverse stock split of its common stock and changed its name from Incara Pharmaceuticals Corporation to Aeolus Pharmaceuticals, Inc. All common stock amounts in these financial statements have been adjusted for the reverse stock split. On November 20, 2003, the Company’s stockholders approved a reorganization and merger (see Note H).

B. Liquidity

The Company has incurred significant losses from continuing operations of $3,213,000 and $6,905,000, and cash outflows from operations of $2,777,000 and $6,842,000, for the six months ended March 31, 2006 and for the fiscal year ended September 30, 2005, respectively. The Company expects to incur additional losses and negative cash flow from operations during the remainder of fiscal year 2006 and for several more years.

Management believes the Company has adequate financial resources to conduct operations through the second quarter of fiscal year 2007. This raises substantial doubt about our ability to continue as a going concern, which will be dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to achieve operating profit.

The Company intends to explore strategic and financial alternatives, including a merger or acquisition with or by another company, the sale of shares of stock, the establishment of new collaborations for current research programs that include initial cash payments and on-going research support and the out-licensing of our compounds for development by a third party. The Company believes that without additional investment capital it will not have sufficient cash to fund its activities in the near future, and will not be able to continue operating. As such, the Company’s continuation as a going concern is dependent upon its ability to raise additional financing. The Company is actively pursuing additional equity financing to provide the necessary funds for working capital and other planned activities.

If the Company is unable to obtain additional financing to fund operations beyond the second quarter of fiscal year 2007, it will need to eliminate some or all of its activities, merge with another company, sell some or all of its assets to another company, or cease operations entirely. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all, or that the Company will be able to merge with another Company or sell any or all of its assets.

C. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Aeolus and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 35.0% ownership interest in CPEC. From the inception of Incara Development Ltd., a Bermuda corporation (“Incara Development”) through September 30, 2003, Aeolus owned 100% of the outstanding common stock and 60.2% of the preferred stock of Incara Development and Elan owned 39.8% of the preferred stock. Elan retained significant minority investor rights, including 50% control of the management committee which oversaw the research program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, Aeolus did not consolidate the financial statements of Incara Development during fiscal years 2003 and 2002, but instead accounted for its investment in Incara Development under the equity method of accounting. Aeolus and Elan ended their collaboration in Incara Development in November 2003 and Aeolus became the sole owner of Incara Development. As a result, Incara Development’s limited operations were consolidated with the Company’s operations during fiscal 2004. Incara Development was dissolved in August 2004.

The unaudited consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and Rule 10-01 of Regulation S-X. Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the consolidated financial position, results of operations and cash flows of the Company. Results for the interim period are not necessarily indicative of the results for any other period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at March 31, 2006, September 30, 2005 and September 30, 2004 due to their short-term nature.

Accounts Receivable

The accounts receivable at March 31, 2006 was comprised of amounts due under the Company’s Small Business Innovation and Research grant from the National Cancer Institute, a division of the National Institutes of Health as well as reimbursements due from its sub-lease tenants. All amounts recorded as accounts receivable were unbilled as of March 31, 2006.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements and equipment under capital leases, over the lesser of the estimated useful lives or the lease terms. The estimated useful lives are two years for computers and five years for equipment. No impairments of property and equipment were required to be recognized during the two fiscal years ended September 30, 2004 and during the six months ended March 31, 2006. As a result of the closure of the Company’s offices in the Research Triangle Park, North Carolina in August 2005, the Company wrote off impaired office and laboratory facilities leasehold improvements no longer utilized with a net book value of $6,000 in fiscal 2005. There were no other impairments in fiscal year 2005.

Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

Revenue Recognition

Grant income is recognized as income as work under the grant is performed and the related expenses are incurred.

Research and Development

Research and development costs are expensed in the period incurred. Payments related to the acquisition of in-process research and development are expensed due to the stage of development of the acquired compound or technology at the date of acquisition. During fiscal year 2003, research and development expenses incurred on behalf of Incara Development and billed to Incara Development were recognized as a reduction of research and development expenses, net of intercompany profits.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

Net Loss Per Common Share

The Company computes basic net loss per weighted share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net loss per weighted share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, restricted common stock, convertible debt, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is antidilutive. Diluted weighted average common shares excluded incremental shares of approximately 10,166,000, 5,119,000, 4,744,000, 4,764,000 and 9,674,000 as of March 31, 2006 (unaudited), September 30, 2005, March 31, 2005 (unaudited), September 30, 2004 and September 30, 2003, respectively, related to stock options, unvested shares of restricted common stock, convertible debt, convertible preferred stock and warrants to purchase common and preferred stock. These shares are excluded due to their antidilutive effect as a result of the Company’s loss from operations.

Accounting for Stock-Based Compensation

Beginning October 1, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”) on a modified prospective transition method to account for its employee stock options. Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated.

Prior to October 1, 2005, the Company accounted for stock-based compensation based on the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as amended by the Financial Accounting Standards Board (the “FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). APB No. 25 and FIN 44 state that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company’s common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

Segment Reporting

The Company currently operates in only one segment.

D. CPEC LLC

The Company uses the equity method to account for its 35.0% ownership interest in CPEC. During fiscal 2004, CPEC licensed bucindolol, a drug previously under development by the Company for the treatment of heart failure, to ARCA Discovery, Inc. in return for possible future royalty and milestone payments and it incurred $13,000 of legal and administrative expenses.

During the three months ended March 31, 2006, CPEC agreed to modify the license agreement between CPEC and ARCA Discovery, Inc. and received 400,000 shares of ARCA Discovery, Inc. common stock as consideration for the amendment. In addition, during the three months ended March 31, 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA Discovery, Inc. completing a financing. During fiscal 2003, CPEC’s only activity was $1,000 of interest income. CPEC had $1,260,000, $24,000 and $24,000 of net assets at March 31, 2006 (unaudited), September 30, 2005 and September 30, 2004. Aeolus’ share of CPEC’s net assets is included in other current assets.

E. Property and Equipment

Property and equipment consisted of the following at March 31, 2006, September 30, 2005 and September 30, 2004 (in thousands):

March 31, 2006

September 30, 2005

September 30, 2004

(unaudited)

 Office equipment

$
35

$
35

$
172

 Laboratory equipment

-

-

265

 Leasehold improvements

-

-

51

35

35
488

 Less: accumulated depreciation and amortization
(35
)
(35
)
(473
)

$-	$
-
$
15

Depreciation and amortization expense was zero, $9,000, $10,000 and $160,000 (unaudited) for the six months ended March 31, 2006 and the fiscal years ended September 30, 2005, 2004 and 2003, respectively. During fiscal year 2005, the Company wrote off impaired office and laboratory facilities leasehold improvements no longer utilized with a net book value of $6,000 as a result of the closure of the Company’s offices in the Research Triangle Park, North Carolina in August 2005.

F. Accrued Expenses
At March 31, 2006, September 30, 2005 and September 30, 2004, accrued expenses consisted of the following (in thousands):

	March 31, 2006	September 30, 2005	September 30, 2004
	(unaudited)
Lease reserve (Note G)	$64	$267	$-
Series A Dividend Payable	38	-	-
Payroll-related liabilities	15	10	91
Other	11	13	11
	$128	$290	$102

G. Commitments

The Company leases office and laboratory space under a non-cancelable operating lease that expires in June 2006. Rent expense under non-cancelable operating leases was $563,000, $282,000 and $338,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. At March 31, 2006, the Company’s non-cancelable future minimum payments under lease arrangements were $64,000 (unaudited) payable during fiscal 2006, for which the Company has accrued the entire amount as a reserve related to future rent costs for its office and laboratory facilities that are no longer in use.

The Company has subleased a portion of its laboratory space and is entitled to receive sublease rent payments of $19,000 for the fiscal year ending September 30, 2006.

In December 1999, Aeolus sold IRL, its anti-infectives division, to a pharmaceutical company. Aeolus remains contingently liable through May 2007 for a lease obligation of approximately $1,139,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey. The Company has not recorded any liability for this lease obligation, as the lease is currently under a sublease arrangement and the Company does not expect to incur any additional expenses.

H. Reorganization

On July 28, 2003, the Company entered into a $3,000,000 secured bridge loan facility (the “$3M Note”) with Goodnow Capital, L.L.C. (“Goodnow”). Through September 30, 2003, the Company borrowed $2,000,000 of the $3M Note. The remaining $1,000,000 was borrowed in October and November 2003. On November 20, 2003, the Company’s stockholders approved a reorganization and merger (the “Reorganization”) of the Company with and into its wholly owned subsidiary, pursuant to which the Company’s stockholders became stockholders of the subsidiary. The Reorganization was accounted for at historical cost and there was no change in the basis of the Company’s assets and liabilities. Pursuant to the terms of the respective agreements, the Reorganization also resulted in the conversion of the $3M Note into 3,060,144 shares of common stock and a $35,000 note payable owed to another party into 35,000 shares of common stock. Pursuant to the terms of the Company’s Certificate of Incorporation, the Reorganization also resulted in the conversion of all 12,015 shares of outstanding Series C Stock into 225,533 shares of common stock.

I. $5,000,000 Debenture

In January 2004, the Company closed on a secured convertible debenture facility of $5,000,000 with Goodnow (the “Debenture”). The Debenture had a due date of December 24, 2004, an interest rate of 10% and was secured by all of the assets of the Company. The Debenture, including interest, was convertible into common stock at a price of $1.00 per share. In connection with the issuance of the $3M Note and the Debenture, the Company agreed to various covenants and restrictions on its operations. The Company borrowed $5,000,000 under the Debenture during the period from January 2004 through April 16, 2004. Since the conversion rate of the Debenture of $1.00 per share was less than the market value of the Company’s common stock at the time of the advances, a portion of the proceeds were allocated to additional paid-in capital for this beneficial conversion feature. As the amount of the beneficial conversion feature exceeded the proceeds of the Debenture, the amount of the beneficial conversion feature recorded was limited to the $5,000,000 proceeds from the Debenture. On April 19, 2004, Goodnow voluntarily converted the principal and interest into 5,046,875 shares of the Company’s common stock at a price of $1.00 per share. As the Debenture was terminated early and converted to common stock in April 2004, the $5,000,000 beneficial conversion feature of the Debenture was recognized as noncash interest expense during fiscal 2004.

J. Other Notes Payable

In August 2002, Aeolus borrowed from Elan $638,000 pursuant to the terms of a note arrangement with Elan. The note payable accrues interest at 10% compounded semi-annually. The note is convertible at the option of Elan into shares of the Company’s Series B non-voting convertible preferred stock (“Series B Stock”) at $43.27 per share. The note will mature on December 21, 2006, when the outstanding principal plus accrued interest will be due and payable. Aeolus has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due; provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share. As of September 30, 2005, the outstanding balance on the note payable to Elan was $867,000.

In July 2003, the Company borrowed $35,000 from an individual, issued a note payable and issued a warrant to purchase 35,000 shares of common stock at $1.00 per share. The note was converted into 35,000 shares of common stock upon completion of the Reorganization.

K. Series A Convertible Preferred Stock

On November 21, 2005, the Company completed a private placement whereby the Company issued to certain accredited investors an aggregate of 1,250,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) at a stated price of $2.00 per share and warrants to purchase up to an aggregate of 2,500,000 shares of common stock at an exercise price of $1.00 per share and a five year term resulting in net proceeds of $2,413,000. The Series A Preferred Stock accrued dividends at the rate of 6% of the stated price annually, which were payable in either cash or in our common stock at the Company’s discretion and were accreted to earnings available to common stockholders on a quarterly basis. Each convertible preferred share was initially convertible into two shares of our common stock and had a liquidation preference of $3.00 per share. Subject to certain limitations, in the event we issued securities at a price per share lower than then-current conversion price per share of the Series A Preferred Stock, then the conversion price of the Series A Preferred Stock would be automatically reduced to such issue price. The warrants contain a “cashless exercise” feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to the Company.

The fair value of the warrants on November 21, 2005 was estimated to be $2,146,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 112% risk free interest rate of 4.4%; and an expected life of five years. The proceeds from the private placement were first allocated to the fair value of the warrants and the remaining proceeds were attributed to the value of the preferred stock. This resulted in a carrying value of the Series A Preferred Stock of $354,000 (unaudited) as of March 31, 2006. The carrying value of the Series A Preferred Stock was not been accreted to its redemption value as the occurrence of the redemption event was not considered probable.

Offering costs of the private placement were $88,000, which were charged to additional paid in capital.

Pursuant to the terms of the registration rights agreement entered into in connection with the transaction, the Company filed a registration statement with the Securities and Exchange Commission which was declared effective on March 1, 2006. The registration rights agreement further provides that if a registration statement is not filed, or declared effective within specified time periods, the Company would be required to pay each holder an amount in cash, as liquidated damages, equal to 1.5% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants and the transaction documents, at the closing date, November 21, 2005, the fair value of the warrants issued in the private placement were accounted for as a liability. The warrant liability was reclassified to equity when the Securities and Exchange Commission declared the registration statement effective on March 1, 2006. Through March 1, 2006, the warrant liability was revalued at each balance sheet date and the change in fair value was charged to the statement of operations. Between November 21, 2005 and March 1, 2006, the fair value of the warrant decreased by $401,000 which was credited to the statement of operations.

Certain provisions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”) provide that the Company shall not perform certain activities without the consent of a majority of the holders of the outstanding shares of Series A Preferred Stock, including, but not limited to:

•	amend any of the provisions of the Certificate of Incorporation or Bylaws of the Company or the Certificate of Designations;
•	authorize, create, designate, issue or sell any class or series of capital stock which is senior to or pari passu with the Series A Preferred Stock;
•	increase the number of authorized shares of Series A Preferred Stock or authorize the issuance of or issue any shares of Series A Preferred Stock;
•	increase or decrease the number of authorized shares of any class of capital stock of the Company;
•	declare or pay any dividend, except with respect to the Series A Preferred Stock as set forth above;
•	materially change the nature or scope of the business of the Company;
•
consummate or agree to make any sale, transfer, assignment, pledge, lease, license or similar transaction by which the Company grants on an exclusive basis any rights to any of the Company’s intellectual property;

•	approve the annual budget of the Company or any changes thereto;
•	incur any indebtedness for borrowed money in excess of $50,000.00;
•	create, incur, assume or suffer to exist, any material lien, charge or other encumbrance on any of the Company’s properties or assets; or
•	increase the compensation or benefits payable or to become payable to the Company’s directors or executives, subject to certain exceptions.

The Certificate of Designations also provides that so long as the lead investors in the private placement shall own any shares of Series A Preferred Stock, each of these investors shall have the right to elect a majority of the Company’s Board of Directors. This right to control the Company’s Board of Directors results in Series A preferred stockholders having the ability to require the Company to redeem all, or a portion, of the outstanding shares of Series A Preferred Stock for cash of $3.00 per share, plus all accrued and unpaid dividends, should the Company execute a definitive agreement with respect to an acquisition, as defined in the related transaction documents. As a result, and in accordance with the guidance provided in EITF D-98, the Company has presented the Series A Preferred Stock outside of permanent equity.

In connection with the June 5, 2006 financing (see Note P), all outstanding shares of the Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock. In addition, the exercise price of the warrants to purchase up to an aggregate of 2,500,000 shares of common stock issued in the November 2005 financing were lowered from $1.00 per share to $0.50 per share in accordance with the terms of the warrants.

L. Stockholders’ Equity (Deficit)

Series B and Series C Preferred Stock

The Certificate of Incorporation of Aeolus authorizes the issuance of up to 10,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company.

In January 2001, Aeolus issued to Elan 12,015 shares of Series C redeemable convertible exchangeable non-voting preferred stock. The Series C Stock had liquidation preferences in advance of common stock and the Series B Stock, which is on par with common stock upon a liquidation. The Series C Stock carried a mandatory stock dividend of 7%, compounded annually. At September 30, 2003, the Series C Stock was exchangeable at the option of Elan for all of the preferred stock of Incara Development held by Aeolus which, if exchanged, would have given Elan ownership of 50% of the initial amount of combined common and preferred stock of Incara Development on an as-converted basis. The Series C Stock was convertible by Elan into shares of Series B Stock at the rate of $64.90 per share. Because the exchange feature allowed the Series C Stock to be redeemed for certain assets of Aeolus, the value of the Series C Stock, including accrued dividends, was classified as a liability at September 30, 2003. Pursuant to the terms of the Company’s Certificate of Incorporation, the Reorganization resulted in the conversion of all 12,015 shares of outstanding Series C Stock into 225,533 shares of common stock in November 2003.

In January 2001, Aeolus issued to Elan 28,457 shares of Series B Stock. In February 2002, the Company issued 58,883 shares of Series B Stock and 480,000 shares of common stock to Elan in exchange for a $1,400,000 note payable to Elan. In May 2002, the Company sold 416,204 shares of Series B Stock to Elan for $3,000,000. On January 14, 2005, Elan converted 28,457 shares of the Series B Stock in 28,457 shares of common stock. As of September 30, 2005, 475,087 shares of Series B Stock were outstanding. Each share of Series B Stock is convertible into one share of common stock.

Common Stock

On April 19, 2004, Aeolus completed a private placement sale of 4,104,000 shares of common stock at $2.50 per share, resulting in net proceeds of $9,359,000 (after deducting costs of the sale) (the “Private Placement”). The Company issued warrants to the investors to purchase an aggregate of 1,641,600 shares of common stock with an exercise price of $4.00 per share and issued a warrant to the placement agent to purchase 410,400 shares of common stock with an exercise price of $2.50 per share.

Warrants

In connection with the Private Placement in April 2004, Aeolus issued warrants to purchase 1,641,600 shares at an exercise price of $4.00 per share and 410,400 shares at an exercise price of $2.50 per share. In connection with the Debenture, Aeolus issued a warrant to Goodnow in January 2004 to purchase 1,250,000 shares of common stock at $4.00 per share. Pursuant to its terms, the warrant expired unexercised as a result of the Private Placement. During fiscal 2003, Aeolus issued two warrants to purchase an aggregate of 5,035,000 shares of common stock at $1.00 per share in connection with the issuance of notes payable. The warrant to purchase 5,000,000 shares expired upon the completion of the Reorganization. The warrant to purchase 35,000 shares expires in July 2008. The Company incurred $92,000 of expense related to warrants issued in fiscal 2003. No warrant expense was incurred in fiscal 2004 and fiscal 2005.

As of March 31, 2006, warrants to purchase 4,707,402 whole shares of common stock were outstanding. Details of the warrants for common stock outstanding at March 31, 2006 were as follows:

Number of Shares	Exercise Price	Expiration Date
1,860	$ 16.125	August 2006
106,783	$ 20.25	August 2006
10,000	$ 20.25	October 2006
1,759	$ 19.90	October 2008
35,000	$ 1.00	July 2008
2,500,000	$ 1.00	November 2010
410,400	$ 2.50	April 2009
1,641,600	$ 4.00	April 2009
4,707,402

The Company has the option, upon 30 days notice, to redeem warrants to purchase 103,753 shares of common stock that expire in August 2006 at a price of $0.10 per warrant share, if, and only if, at the time notice of such redemption is given, the closing price for the stock for each of the 30 consecutive trading days immediately preceding the date that the redemption notice is given exceeded $60.75 per share.

M. Stock Compensation Plans

Stock Option Plans

As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company’s management, employees and key consultants, the Board of Directors approved the 2004 Stock Option Plan (the “2004 Plan”) and reserved 2,000,000 shares of common stock for issuance under the 2004 Plan. As of March 31, 2006, 1,429,309 shares were available to be granted under the 2004 Plan. The exercise price of the ISOs granted under the 2004 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest immediately or up to one year following the date of the grant.

Under the Company’s 1994 Stock Option Plan (the “1994 Plan”), incentive stock options (“ISOs”) or non-qualified stock options to purchase 2,500,000 shares of Aeolus’ common stock may be granted to employees, directors and consultants of the Company. As of March 31, 2006, there were no shares available to be granted under the 1994 Plan. The exercise price of the ISOs granted under the 1994 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three years following the date of the grant.

During fiscal 2005 and 2004, the Company recognized noncash charges totaling $293,000 and $2,569,000, respectively, for accelerated vesting of stock options as a result of a change in the Board of Directors and the resignation of the Company’s former Chief Executive Officer.

In July 2003, in connection with the pending Reorganization and the forgiveness of salaries by employees, the Board of Directors granted employees stock options to purchase 1,290,516 shares of common stock at an exercise price of $1.50 per share, which price was greater than the fair market value of the stock on the grant date. The Company incurred a noncash expense of $1,120,000 for the fair market value of the stock options granted in connection with salaries and bonuses cancelled.

Stock option activity under the 2004 Plan and 1994 Plan were as follows:

		Weighted	Weighted	Intrinsic
		Average	Average	Value
	Shares	Exercise Price	Contractual Life	(in 000s)
Outstanding at September 30, 2002	327,844	$22.85
Granted	1,406,915	$1.45
Cancelled	(59,074)	$12.21
Outstanding at September 30, 2003	1,675,685	$5.25	9.3 years	$367
Granted	406,324	$2.62
Exercised	(61,756)	$1.22	8.8 years	$11
Cancelled	(8,033)	$43.26
Outstanding at September 30, 2004	2,012,220	$4.69	8.6 years	$93
Granted	463,300	$0.96
Exercised	(62,499)	$1.00	9.9 years	$2
Cancelled	(18,930)	$6.77
Outstanding at September 30, 2005	2,394,091	$4.05	8.0 years	$65
Granted	109,891	$0.94
Exercised	(41,666)	$1.00	9.4 years	$-
Cancelled	-	-
Outstanding at March 31, 2006 (unaudited)	2,462,316	$3.96	7.6 years	$4

Stock options granted to consultants during fiscal 2005 and 2004 were fully vested when issued, and $85,000 and $138,000, respectively, were expensed upon issuance. For the fiscal years ended September 30, 2005, 2004 and 2003, all stock options were issued at or above the fair market value of a share of common stock. The weighted average grant date fair value of options granted during the three fiscal year ended September 30, 2005 and the three months ended March 31, 2006 and 2005 was $0.96, $2.62, $1.45, $0.94 and $0.95, respectively.

A summary of the status of nonvested shares as of March 31, 2006 (unaudited), and changes during the six months ended March 31, 2006 (unaudited) was:

		Weighted Average
	Unvested	Grant Date
	Shares	Fair Value
Nonvested at September 30, 2005	112,917	$0.85
Granted	109,891	$0.94
Vested	(162,727)	$0.93
Forfeited	-	-
Nonvested at March 31, 2006	60,081	$0.90

The details of stock options outstanding at September 30, 2005 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2005	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at September 30, 2005	Weighted Average Exercise Price

$0.40 - $0.78	32,164	$ 0.67	9.2 years	32,164	$ 0.67
$0.85 - $0.97	238,744	$ 0.89	9.1 years	128,746	$ 0.88
$1.00	187,501	$ 1.00	9.8 years	187,501	$ 1.00
$1.12 - $1.45	52,950	$ 1.15	9.2 years	52,950	$ 1.15
$1.50	1,256,015	$ 1.50	7.8 years	1,256,015	$ 1.50
$1.52 - $1.85	222,500	$ 1.84	9.0 years	222,500	$ 1.84
$2.10 - $3.60	77,315	$ 2.97	7.2 years	74,396	$ 2.99
$5.00 - $10.00	111,232	$ 5.31	7.9 years	111,232	$ 5.31
$11.50 - $20.00	105,357	$ 14.47	6.0 years	105,357	$ 14.47
$22.50 - $205.00	110,313	$41.51	4.7 years	110,313	$41.51
$0.40 - $205.00	2,394,091	$ 4.05	8.0 years	2,281,174	$ 4.21

The details of stock options outstanding at March 31, 2006 (unaudited) were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at March 31, 2006	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at March 31, 2006	Weighted Average Exercise Price

$0.40 - $0.78	32,164	$ 0.67	8.7 years	32,164	$ 0.67
$0.79 - $0.97	317,735	$ 0.89	8.9 years	259,741	$ 0.89
$1.00	145,835	$ 1.00	9.3 years	145,835	$ 1.00
$1.00 - $1.45	83,850	$ 1.13	9.0 years	83,850	$ 1.13
$1.50	1,256,015	$ 1.50	7.3 years	1,256,015	$ 1.50
$1.52 - $1.85	222,500	$ 1.84	8.5 years	222,500	$ 1.84
$2.10 - $3.60	77,315	$ 2.97	6.7 years	75,229	$ 2.99
$5.00 - $10.00	111,232	$ 5.31	7.4 years	111,232	$ 5.31
$11.50 - $20.00	105,357	$14.47	5.5 years	105,357	$14.47
$22.50 - $205.00	110,313	$41.51	4.2 years	110,313	$41.51
$0.40 - $205.00	2,462,316	$ 3.96	7.6 years	2,402,235	$ 4.04

Under the principles of APB No. 25, the Company did not recognize compensation expense associated with the grant of stock options to employees unless an option was granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees.

Had compensation expense, assuming it was recognized on a straight-line basis over the vesting period for awards under the 1994 Stock Option Plan and the 2004 Stock Option Plan, been determined based on the fair value at the grant date, consistent with the provisions of SFAS 123 and SFAS 148, the Company’s results of operations on a pro forma basis would have been as follows:

				Six Months
	For the year ended September 30,			ended March
	2005	2004	2003	31, 2006
Net loss attributable to common stockholders (in thousands):				(unaudited)
As reported	$(6,905)	$(17,302)	$(3,925)	$(3,616)

Add: APB 25 compensation expense on the accelerated vesting of employee stock options	294	1,394	-	-
Less: pro forma adjustment for stock-based
compensation expense	(676)	(1,081)	(316)	(289)
Pro forma	$(7,287)	$(16,989)	$(4,241)	$(3,905)
Basic and diluted net loss per weighted share attributable to common stockholders:
As reported	$(0.49)	$(2.06)	$(2.88)	$(0.26)
Effect of pro forma adjustment	(0.03)	0.03	(0.23)	(0.02)
Pro forma	$(0.52)	$(2.03)	$(3.11)	$(0.28)

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The fair value of each option grant for employees and consultants is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

	For the year ended September 30,			Six Months Ended March 31, 2006 (unaudited)
	2005	2004	2003
Dividend yield	0%	0%	0%	0%
Expected volatility	195%	274%	233%	195%
Risk-free interest rate	2.9% - 4.3%	1.2% - 4.7%	1.2% - 3.8%	2.9% - 4.3%
Expected option life after shares are vested	10 years	3 years	3 years	3 years

Beginning October 1, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”) on a modified prospective transition method to account for its employee stock options. Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated. As a result of the adoption, the Company’s income from continuing operations decreased by $55,000 (unaudited) for the six months ended March 31, 2006.

For the six months ended March 31, 2006, stock-based compensation expense recognized in the income statement is as follows (in thousands) (unaudited):

Research and development expenses	$23
General and administrative expenses	133
Total stock-based compensation expense	$156

The total deferred compensation expense for outstanding stock options was $43,000 as of March 31, 2006, which will be recognized over the next six months. The fair value of the options associated with the above compensation expense for the six months ended March 31, 2006, was determined at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Dividend yield	0%
Expected volatility	187-189%
Risk-free interest rate	4.3% - 4.9%
Expected option life after shares are vested	10 years

Restricted Stock

In September 1999, the Company’s Board of Directors adopted the 1999 Equity Incentive Plan (the “Equity Plan”). The Equity Plan provides for the grant of restricted stock (“Restricted Stock”) awards which entitle employees and consultants of the Company (the “Participants”) to receive shares of common stock upon satisfaction of specified vesting periods. In May 2002, the Equity Plan was amended to increase the common stock reserved for issuance to 200,000 shares. During September 1999, an aggregate of 120,991 shares of Restricted Stock were granted to employees and key consultants in consideration of services rendered by the Participants to the Company, the cancellation of options for an equal number of shares of common stock and payment of the par value of the shares. In May 2002, an additional 71,175 shares were granted to employees and a key consultant in consideration of services rendered by the Participants to the Company. The value of the Restricted Stock awards granted in May 2002 totaled $252,000, which was amortized over the vesting period. The Company recognized none, $104,000 and $113,000 of expenses related to Restricted Stock awards during the fiscal years ended September 30, 2005, 2004 and 2003, respectively. There were no unvested shares of Restricted Stock at September 30, 2004 or 2005. In October 2005, the Board of Directors terminated the Equity Plan.

Employee Stock Purchase Plan

In October 1995, Aeolus adopted the Employee Stock Purchase Plan (the “ESPP”). In March 2002, the stockholders approved an amendment to increase the common stock reserved for issuance under the ESPP to 60,000 shares. Offerings are for one-year periods beginning on October 1 of each year (an “Offering”) and are divided into two six-month Purchase Periods (the “Purchase Periods”). Employees may contribute up to ten percent (10%) of gross wages, with certain limitations, via payroll deduction, to the ESPP. Common stock is purchased at the end of each Purchase Period with employee contributions at the lower of 85% of the closing price of Aeolus’ common stock on the first day of an Offering or the last day of the related Purchase Period. As of September 30, 2005, Aeolus had sold 50,882 shares of common stock pursuant to the ESPP and 9,118 shares were reserved for future issuances. In October 2005, the Board of Directors terminated the ESPP.

N. Income Taxes

As of September 30, 2005 and 2004, the Company had federal net operating loss (“NOL”) carryforwards of $94,309,000 and $87,013,000, respectively, and North Carolina state operating loss carryforwards of $43,520,000 and $36,396,000, respectively. The use of these federal NOL carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code (the “Code”). The Company may have had a change of control under Section 382 of the Code during fiscal 2004; however, a complete analysis of the limitation of the NOL carryforwards will not be completed until the time the Company projects it will be able to utilize such NOLs. The federal net operating losses will begin to expire in 2010. The state net operating losses begin to expire in fiscal year 2006. Additionally, the Company had federal research and development carryforwards as of September 30, 2005 and 2004 of $2,967,000 and $2,651,000, respectively.

Significant components of the Company’s deferred tax assets at September 30, 2005 and 2004 consisted of the following (in thousands):

	2005	2004
Net operating loss carryforwards	$35,068	$33,500
AMT credit carryforwards	37	37
Research and development credit carryforwards	2,967	2,651
Accrued payroll related liabilities	2,464	1,779
Charitable contribution carryforwards	1,109	1,042
Total deferred tax assets	41,645	39,009
Deferred tax liabilities	(109)	(102)
Valuation allowance for deferred assets	(41,536)	(38,907)
Net deferred tax asset	$-	$-

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

	2005	2004	2003
Effective tax rate	0%	0%	0%
United States Federal tax at statutory rate	$(2,348)	$(5,837)	$(996)
State taxes (net of federal benefit)	(296)	(773)	(132)
Change in valuation reserves	2,629	4,923	1,301
Loss in foreign subsidiary……………………	-	-	26
Other	15	1,687	(199)
Provision for income taxes	$-	$-	$-

O. Agreements

Duke Licenses

Aeolus has obtained exclusive worldwide licenses (the “Duke Licenses”) from Duke University (“Duke”) to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists’ laboratories at Duke are also covered by the Duke Licenses. The Duke Licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the U.S. Food and Drug Administration and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the terms of the Duke Licenses, and milestone payments upon certain regulatory approvals and annual sales levels. In addition, Aeolus is obligated under the Duke Licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke Licenses continue until the expiration of the last to expire issued patent on the licensed technology.

National Jewish Medical and Research Center Agreements

Aeolus has an exclusive worldwide license (“NJM License”) from National Jewish Medical and Research Center (“NJM”) to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJM. The NJM License requires Aeolus to use commercially reasonable efforts to diligently pursue the development and government approval of products using the licensed technology. Aeolus will pay royalties to NJM on net product sales during the term of the NJM License and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJM License to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the NJM License continues until the expiration of the last to expire issued patent on the licensed technology. Aeolus also had a sponsored research agreement with NJM that grants Aeolus an option to negotiate a royalty-bearing exclusive license for certain technology, patents and inventions resulting from research by certain individuals at NJM within the field of antioxidant, nitrosylating and related areas. Aeolus terminated this agreement effective June 30, 2005.

Elan Corporation, plc

In May 2002, the Company entered into a collaboration transaction with affiliates of Elan Corporation, plc for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although Elan and the Company terminated this collaboration in January 2003, the Company will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

P. Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year
		(in thousands, except per share amounts)
Fiscal 2005

Total revenue	$109	$6	$121	$16	$252
Net loss attributable to common stockholders	$(1,957)	$(1,659)	$(1,636)	$(1,653)	$(6,905)
Net loss per common share (basic and diluted):
Net loss attributable to common stockholders	$(0.14)	$(0.12)	$(0.12)	$(0.12)	$(0.49)

Fiscal 2004

Total revenue	$47	$55	$72	$131	$305
Net loss attributable to common stockholders	$(2,478)	$(2,308)	$(10,468)	$(2,048)	$(17,302)
Net loss per common share (basic and diluted):
Net loss attributable to common stockholders	$(0.86)	$(0.49)	$(0.81)	$(0.15)	$(2.06)

P. Subsequent Events

On June 5, 2006, Aeolus Pharmaceuticals, Inc. entered into a Subscription Agreement (the “Subscription Agreement”) with certain accredited investors (the “Investors”) pursuant to which the Company sold to the Investors an aggregate of 10,000,000 shares of the Company’s Common Stock (the “Shares”) at a purchase price of $0.50 per share for aggregate gross proceeds of $5,000,000, issued to the Investors warrants (the “Investor Warrants”) to purchase up to an aggregate of 7,000,000 shares of common stock of the Company with an exercise price of $0.75 per share and issued to Efficacy Biotech Master Fund Ltd. a warrant (the “Efficacy Warrant”) to purchase up to an aggregate of 4,000,000 shares of common stock of the Company with an exercise price of $0.50 per share (the "Financing"). The Investor Warrants are exercisable until June 5, 2011 and may be exercised by the holder only pursuant to a cash payment. The Efficacy Warrant is exercisable until June 5, 2007 and may be exercised by the holder only pursuant to a cash payment.

The aggregate net proceeds to the Company from the Financing, after deducting for expenses, were approximately $4,900,000. The Company intends to use the net proceeds from the Financing to finance the clinical development of AEOL 10150 and to fund ongoing operations of the Company.

Pursuant to the terms of the subscription agreement entered into in connection with the transaction, the Company is required to file a registration statement by August 31, 2006. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants and the transaction documents, at the closing date, June 5, 2006, the fair value of the warrants issued in the private placement were accounted for as a liability. The warrant liability will be reclassified to equity when, and if, the Securities and Exchange Commission declares the registration statement effective. Until such date in which a registration statement registering the shares underlying the warrants is declared effective, the warrant liability will be revalued at each balance sheet date and any changes in fair value will be charged to the statement of operations. The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

In accordance with the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, the conversion price of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and the exercise price of the warrants previously issued to the Series A Preferred Stock holders in November 2005 were each automatically reduced to $0.50 per share, the purchase price of the common stock issued in the Financing. Pursuant to a Conversion Agreement (the “Conversion Agreement”) by and among the Company, the holders of the Series A Preferred and the Investors entered into in connection with the Financing, all of the Series A Preferred outstanding was automatically converted into common stock following the closing of the Financing.

36,975,697 Shares

Aeolus Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

, 2006

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses to be borne by us in connection with the offering are as follows:

SEC registration fee	$1,499.34
Legal fees and expenses	125,000.00
Accounting fees and expenses	15,000.00
Miscellaneous fees and expenses	2,000.00
Total	$143,499.34

The Company will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he or she is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he or she is not successful on the merits, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he or she is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his or her duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he or she is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

The registrant’s certificate of incorporation and Bylaws provide in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys’ fees and any liabilities which he or she may incur in connection with any action to which he or she may be made a party by reason or his or her being or having been a director or officer of the registrant or any of its affiliated enterprises. The indemnification provided by the registrant’s Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

The registrant maintains liability insurance insuring the registrant’s officers and directors against liabilities that they may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by the registrant since October 1, 2002.

(1) On June 5, 2006, the registrant sold and issued to accredited investors an aggregate of 10,000,000 shares of its Common Stock at a purchase price of $0.50 per share, warrants to purchase up to an aggregate of 7,000,000 shares of common stock with an exercise price of $0.75 per share and warrants to purchase up to an aggregate of 4,000,000 shares of common stock with an exercise price of $0.50 per share, generating aggregate proceeds of $5,000,000. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(2) On May 24, 2006, the registrant issued to accredited investors a warrant to purchase up to an aggregate of 50,000 shares of common stock with an exercise price of $0.50 per share, a warrant to purchase up to an aggregate of 50,000 shares of common stock with an exercise price of $1.00 per share, a warrant to purchase up to an aggregate of 50,000 shares of common stock with an exercise price of $1.50 per share, a warrant to purchase up to an aggregate of 50,000 shares of common stock with an exercise price of $2.00 per share, a warrant to purchase up to an aggregate of 50,000 shares of common stock with an exercise price of $2.50 per share in accordance with the terms of a consulting agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(3) On May 22, 2006, the registrant issued to an accredited investor 25,000 shares of its Common Stock in accordance with the terms of a licensing agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(4) On November 21, 2005, the registrant sold and issued to accredited investors an aggregate of 1,250,000 shares of its Series A Preferred Stock at a purchase price of $2.00 per share and warrants to purchase up to an aggregate of 2,500,000 shares of common stock with an exercise price of $1.00 per share, generating aggregate proceeds of $2,500,000. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. All of the shares of Series A Preferred Stock were converted into an aggregate of 5,000,000 shares of common stock immediately following the June 5, 2006 financing.

(5) On April 19, 2004, the registrant issued 4,104,000 shares of common stock at a price of $2.50 per share, and warrants to purchase an aggregate of 1,641,600 shares of common stock at an exercise price of $4.00 per share, generating aggregate proceeds of $10,260,000. As part of this transaction, the registrant also issued to SCO Securities, LLC, the placement agent, a warrant to purchase 410,400 shares of common stock at an exercise price of $2.50 per share. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(6) On January 9, 2004, the registrant issued to Goodnow a warrant to purchase 1,250,000 shares of common stock at an exercise price of $4.00 per share. The warrant expired on April 19, 2004. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(7) On September 16, 2003, the registrant issued to Goodnow a warrant to purchase 5,000,000 shares of common stock at an exercise price of $1.00 per share. The warrant expired on November 20, 2003 upon completion of the registrant’s corporate reorganization. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(8) On August 31, 2003, the registrant sold 20 shares of common stock to Goodnow at the fair market value price of $1.70 per share, generating aggregate proceeds of $34. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

(9) On July 11, 2003, the registrant issued a five-year warrant to W. Ruffin Woody, Jr. to purchase 35,000 shares of common stock at an exercise price of $1.00 per share. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.
		Incorporated by Reference To
Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger and Reorganization dated September 16, 2003 between Incara, Inc. and Incara Pharmaceuticals Corporation	S-4	09/19/03	2.1
3.1	Certificate of Incorporation, as amended	10-Q	06/30/04	3.1
3.2	Bylaws, as amended	8-K	10/25/05	3.1
3.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated November 18, 2005.	8-K	11/23/05	3.1
4.1	Form of Common Stock Certificate	10-Q	06/30/04	4.1
4.2	Warrant to Purchase Shares of Series B Preferred Stock issued to Elan International Services, Ltd.	10-Q	12/31/00	4.3
4.3	Form of Warrant issued to investors in August 2001.	S-1	08/02/01	4.4
4.4	Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated July 11, 2003 issued to W. Ruffin Woody, Jr.	10-Q	06/30/03	4.5
4.5	Form of Series B Preferred Stock Certificate	S-4	09/19/03	4.8
4.6	Form of Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated April 19, 2004 issued to investors in April 2004	8-K	04/21/04	4.9
4.7	Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated April 19, 2004 issued to SCO Securities LLC	8-K	04/21/04	4.10
4.8	Registration Rights Agreement dated November 21, 2005 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto	8-K	11/23/05	4.1
4.9	Form of Warrant to Purchase Common Stock dated November 21, 2005	8-K	11/23/05	10.2
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP				X
10.1*	License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995	S-1	12/08/95	10.4
10.2	Exchange Agreement dated July 15, 1999, between Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.40
10.3	Registration Rights Agreement dated July 15, 1999, between Interneuron Pharmaceuticals, Inc. and Intercardia, Inc.	8-K	07/23/99	10.41
10.4	Amended and Restated Limited Liability Company Agreement of CPEC LLC dated July 15, 1999, among CPEC LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.42
10.5	Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC LLC and Intercardia, Inc.	8-K	07/23/99	10.43
10.6*	License Agreement dated January 19, 2001 between Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.59
10.7*	License Agreement dated January 19, 2001 between Elan Corporation, plc, Elan Pharma International Ltd. and Incara Development, Ltd.	10-Q	12/31/00	10.60
10.8	Convertible Promissory Note dated December 21, 2000 issued by Incara Pharmaceuticals Corporation to Elan Pharma International Ltd.	10-Q	12/31/00	10.61
10.9	Registration Rights Agreement dated December 21, 2000 among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Ltd.	10-Q	12/31/00	10.62
10.10	Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.64
10.11	Second Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.65

10.12	Third Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	06/01/01	10.66
10.13	Commencement Agreement and Lease Amendment Number One, dated November 1, 2001, to Office Lease between Highwoods Realty Limited Partnership and Incara Pharmaceuticals Corporation	10-K	09/30/01	10.74
10.14	Agreement and Fourth Amendment, effective February 13, 2002, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd., Elan Pharma International Limited and Elan Pharmaceutical Investments III, Ltd.	10-Q	12/31/01	10.75
10.15	Employment Agreement between Richard W. Reichow and Incara Pharmaceuticals Corporation, dated April 2, 2002	10-Q	03/31/02	10.77
10.16*	License Agreement dated June 25, 1998 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.82
10.17*	License Agreement dated May 7, 2002 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.83
10.18*	Securities Purchase Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc., Elan Pharma International Limited and Elan International Services, Ltd.	8-K	07/03/02	10.84
10.19*	Development and Option Agreement dated May 15, 2002, among Elan Pharma International Limited, Incara Pharmaceuticals Corporation and Aeolus Pharmaceuticals, Inc.	8-K	07/03/02	10.85
10.20	Amended and Restated Registration Rights Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	07/03/02	10.86
10.21	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated July 21, 1995)	8-K	07/03/02	10.87
10.22	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated June 25, 1998)	8-K	07/03/02	10.88
10.23	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and National Jewish Medical and Research Center (amending License Agreement dated November 17, 2000)	8-K	07/03/02	10.89
10.24*	Asset Purchase Agreement dated October 21, 2002 between Incara Cell Technologies, Inc. and Vesta Therapeutics, Inc.	8-K	10/24/02	10.91
10.25	Amendment No. 1 dated October 30, 2002 to Asset Purchase Agreement between Incara Cell Technologies, Inc. and Vesta Therapeutics, Inc.	8-K	11/11/02	10.92
10.26	Secured Convertible Promissory Note dated July 11, 2003 issued by Incara Pharmaceuticals Corporation to W. Ruffin Woody, Jr.	10-Q	06/30/03	10.96
10.27	Convertible Secured Promissory Note dated July 28, 2003 issued by Incara, Inc. to Goodnow Capital, Inc.	10-Q	06/30/03	10.97
10.28	Guaranty dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.98
10.29	Security Agreement dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.90
10.30	Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.100
10.31	Registration Rights Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.101
10.32	Purchase Agreement dated April 19, 2004 among Incara Pharmaceuticals Corporation and certain investors	8-K	04/21/04	10.102
10.33	Registration Rights Agreement dated April 19, 2004 among Incara Pharmaceuticals Corporation, certain investors and SCO Securities LLC	8-K	04/21/04	10.103

10.34	Amendment No. 1 to Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	8-K	04/21/04	10.104
10.35	Letter dated May 17, 2004 from Elan International Services, Limited and Elan Pharma International Limited to Incara Pharmaceuticals Corporation	10-Q	06/30/04	10.106
10.36	Aeolus Pharmaceuticals, Inc. 1994 Stock Option Plan, as amended	10-Q	06/30/04	10.109
10.37	Aeolus Pharmaceuticals, Inc. 2004 Stock Option Plan, as amended on December 13, 2004	8-K	12/15/04	10.110
10.38	Letter Agreement dated January 5, 2005 by and between Aeolus Pharmaceuticals, Inc. and Richard P. Burgoon, Jr.	8-K	1/5/05	10.115
10.39	Consulting Agreement dated February 21, 2005 by and between Aeolus Pharmaceuticals, Inc. and Elaine Alexander, M.D., Ph.D.	8-K	2/18/05	10.117
10.40	Consulting Agreement dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. and John L. McManus	8-K	6/16/05	10.119
10.41	Consulting Agreement dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. & McManus & Company, Inc.	8-K	6/16/05	10.120
10.42	Separation Agreement and General Release dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. and Richard Reichow	8-K	6/16/05	10.121
10.43	Form of Indemnification Agreement	8-K	2/18/05	10.118
10.44	Terms of Outside Director Compensation	10-K	12/17/04	10.114
10.45	Form of Incentive Stock Option Agreement	10-Q	2/8/05	10.115
10.46	Form of Nonqualified Stock Option Agreement	10-Q	2/8/05	10.116
10.47	Consulting Agreement dated December 14, 2004 by and between Aeolus Pharmaceuticals, Inc. and Dr. Shayne C. Gad	8-K	12/14/04	10.112
10.48	Purchase Agreement dated November 21, 2005 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	11/23/05	10.1
10.49	Subscription Agreement dated June 5, 2006 by and among the Company and the investors whose names appear on the signature pages thereof.	8-K	6/5/06	10.1
10.50	Conversion Agreement dated June 5, 2006 by and among the Company, the Company’s Series A Preferred Stockholders, Efficacy Biotech Master Fund Ltd. and Ronin Capital, LLC.	8-K	6/5/06	10.2
10.51	Form of Warrant to Purchase Common Stock dated June 5, 2006.	8-K	6/5/06	10.3
10.52	Warrant to Purchase Common Stock dated June 5, 2006 issued to Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.4
10.53	Right of First Offer Agreement dated June 5, 2006 by and between the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.5
10.54	Board Observer Letter dated June 5, 2006 by and between the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.6
14.1	Aeolus Pharmaceuticals, Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers, as amended on December 13, 2004	8-K	12/14/04	10.113
16.1	Letter of Grant Thornton LLP Regarding Change in Independent Public Accountants	8-K	9/15/05	16.1
21.1	Subsidiaries	10-K	9/30/05	21.1
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm				X
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney. Reference is made to the signature page hereto				X

* Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act of 1933”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Laguna Niguel, State of California, on June 30, 2006.

AEOLUS PHARMACEUTICALS, INC.

By:	/s/ Richard P. Burgoon, Jr.
Richard P. Burgoon, Jr.
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Aeolus Pharmaceuticals, Inc., do hereby constitute and appoint Richard P. Burgoon and Michael P. McManus our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the SEC, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ RICHARD P. BURGOON Richard P. Burgoon, Jr.	Chief Executive Officer (Principal Executive Officer)	June 30, 2006

/s/ Michael P. McManus Michael P. McManus	Chief Accounting Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 30, 2006

/s/ David C. Cavalier David C. Cavalier	Chairman of the Board of Directors	June 30, 2006

/s/ John M. Farah, Jr. John M. Farah, Jr. Ph.D.	Director	June 30, 2006

/s/ Amit Kumar Amit Kumar, Ph.D.	Director	June 30, 2006

/s/ Michael E. Lewis Michael E. Lewis, Ph.D.	Director	June 30, 2006

/s/ Chris A. Rallis Chris A. Rallis	Director	June 30, 2006

/s/ Peter D. Suzdak Peter D. Suzdak	Director	June 30, 2006

		Incorporated by Reference To
Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger and Reorganization dated September 16, 2003 between Incara, Inc. and Incara Pharmaceuticals Corporation	S-4	09/19/03	2.1
3.1	Certificate of Incorporation, as amended	10-Q	06/30/04	3.1
3.2	Bylaws, as amended	8-K	10/25/05	3.1
3.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated November 18, 2005.	8-K	11/23/05	3.1
4.1	Form of Common Stock Certificate	10-Q	06/30/04	4.1
4.2	Warrant to Purchase Shares of Series B Preferred Stock issued to Elan International Services, Ltd.	10-Q	12/31/00	4.3
4.3	Form of Warrant issued to investors in August 2001.	S-1	08/02/01	4.4
4.4	Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated July 11, 2003 issued to W. Ruffin Woody, Jr.	10-Q	06/30/03	4.5
4.5	Form of Series B Preferred Stock Certificate	S-4	09/19/03	4.8
4.6	Form of Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated April 19, 2004 issued to investors in April 2004	8-K	04/21/04	4.9
4.7	Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated April 19, 2004 issued to SCO Securities LLC	8-K	04/21/04	4.10
4.8	Registration Rights Agreement dated November 21, 2005 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto	8-K	11/23/05	4.1
4.9	Form of Warrant to Purchase Common Stock dated November 21, 2005	8-K	11/23/05	10.2
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP				X
10.1*	License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995	S-1	12/08/95	10.4
10.2	Exchange Agreement dated July 15, 1999, between Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.40
10.3	Registration Rights Agreement dated July 15, 1999, between Interneuron Pharmaceuticals, Inc. and Intercardia, Inc.	8-K	07/23/99	10.41
10.4	Amended and Restated Limited Liability Company Agreement of CPEC LLC dated July 15, 1999, among CPEC LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.42
10.5	Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC LLC and Intercardia, Inc.	8-K	07/23/99	10.43
10.6*	License Agreement dated January 19, 2001 between Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.59
10.7*	License Agreement dated January 19, 2001 between Elan Corporation, plc, Elan Pharma International Ltd. and Incara Development, Ltd.	10-Q	12/31/00	10.60
10.8	Convertible Promissory Note dated December 21, 2000 issued by Incara Pharmaceuticals Corporation to Elan Pharma International Ltd.	10-Q	12/31/00	10.61
10.9	Registration Rights Agreement dated December 21, 2000 among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Ltd.	10-Q	12/31/00	10.62
10.10	Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.64
10.11	Second Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.65

10.12	Third Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	06/01/01	10.66
10.13	Commencement Agreement and Lease Amendment Number One, dated November 1, 2001, to Office Lease between Highwoods Realty Limited Partnership and Incara Pharmaceuticals Corporation	10-K	09/30/01	10.74
10.14	Agreement and Fourth Amendment, effective February 13, 2002, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd., Elan Pharma International Limited and Elan Pharmaceutical Investments III, Ltd.	10-Q	12/31/01	10.75
10.15	Employment Agreement between Richard W. Reichow and Incara Pharmaceuticals Corporation, dated April 2, 2002	10-Q	03/31/02	10.77
10.16*	License Agreement dated June 25, 1998 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.82
10.17*	License Agreement dated May 7, 2002 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.83
10.18*	Securities Purchase Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc., Elan Pharma International Limited and Elan International Services, Ltd.	8-K	07/03/02	10.84
10.19*	Development and Option Agreement dated May 15, 2002, among Elan Pharma International Limited, Incara Pharmaceuticals Corporation and Aeolus Pharmaceuticals, Inc.	8-K	07/03/02	10.85
10.20	Amended and Restated Registration Rights Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	07/03/02	10.86
10.21	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated July 21, 1995)	8-K	07/03/02	10.87
10.22	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated June 25, 1998)	8-K	07/03/02	10.88
10.23	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and National Jewish Medical and Research Center (amending License Agreement dated November 17, 2000)	8-K	07/03/02	10.89
10.24*	Asset Purchase Agreement dated October 21, 2002 between Incara Cell Technologies, Inc. and Vesta Therapeutics, Inc.	8-K	10/24/02	10.91
10.25	Amendment No. 1 dated October 30, 2002 to Asset Purchase Agreement between Incara Cell Technologies, Inc. and Vesta Therapeutics, Inc.	8-K	11/11/02	10.92
10.26	Secured Convertible Promissory Note dated July 11, 2003 issued by Incara Pharmaceuticals Corporation to W. Ruffin Woody, Jr.	10-Q	06/30/03	10.96
10.27	Convertible Secured Promissory Note dated July 28, 2003 issued by Incara, Inc. to Goodnow Capital, Inc.	10-Q	06/30/03	10.97
10.28	Guaranty dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.98
10.29	Security Agreement dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.90
10.30	Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.100
10.31	Registration Rights Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.101
10.32	Purchase Agreement dated April 19, 2004 among Incara Pharmaceuticals Corporation and certain investors	8-K	04/21/04	10.102

10.33	Registration Rights Agreement dated April 19, 2004 among Incara Pharmaceuticals Corporation, certain investors and SCO Securities LLC	8-K	04/21/04	10.103
10.34	Amendment No. 1 to Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	8-K	04/21/04	10.104
10.35	Letter dated May 17, 2004 from Elan International Services, Limited and Elan Pharma International Limited to Incara Pharmaceuticals Corporation	10-Q	06/30/04	10.106
10.36	Aeolus Pharmaceuticals, Inc. 1994 Stock Option Plan, as amended	10-Q	06/30/04	10.109
10.37	Aeolus Pharmaceuticals, Inc. 2004 Stock Option Plan, as amended on December 13, 2004	8-K	12/15/04	10.110
10.38	Letter Agreement dated January 5, 2005 by and between Aeolus Pharmaceuticals, Inc. and Richard P. Burgoon, Jr.	8-K	1/5/05	10.115
10.39	Consulting Agreement dated February 21, 2005 by and between Aeolus Pharmaceuticals, Inc. and Elaine Alexander, M.D., Ph.D.	8-K	2/18/05	10.117
10.40	Consulting Agreement dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. and John L. McManus	8-K	6/16/05	10.119
10.41	Consulting Agreement dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. & McManus & Company, Inc.	8-K	6/16/05	10.120
10.42	Separation Agreement and General Release dated June 20, 2005 by and between Aeolus Pharmaceuticals, Inc. and Richard Reichow	8-K	6/16/05	10.121
10.43	Form of Indemnification Agreement	8-K	2/18/05	10.118
10.44	Terms of Outside Director Compensation	10-K	12/17/04	10.114
10.45	Form of Incentive Stock Option Agreement	10-Q	2/8/05	10.115
10.46	Form of Nonqualified Stock Option Agreement	10-Q	2/8/05	10.116
10.47	Consulting Agreement dated December 14, 2004 by and between Aeolus Pharmaceuticals, Inc. and Dr. Shayne C. Gad	8-K	12/14/04	10.112
10.48	Purchase Agreement dated November 21, 2005 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	11/23/05	10.1
10.49	Subscription Agreement dated June 5, 2006 by and among the Company and the investors whose names appear on the signature pages thereof.	8-K	6/5/06	10.1
10.50	Conversion Agreement dated June 5, 2006 by and among the Company, the Company’s Series A Preferred Stockholders, Efficacy Biotech Master Fund Ltd. and Ronin Capital, LLC.	8-K	6/5/06	10.2
10.51	Form of Warrant to Purchase Common Stock dated June 5, 2006.	8-K	6/5/06	10.3
10.52	Warrant to Purchase Common Stock dated June 5, 2006 issued to Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.4
10.53	Right of First Offer Agreement dated June 5, 2006 by and between the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.5
10.54	Board Observer Letter dated June 5, 2006 by and between the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.6
14.1	Aeolus Pharmaceuticals, Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers, as amended on December 13, 2004	8-K	12/14/04	10.113
16.1	Letter of Grant Thornton LLP Regarding Change in Independent Public Accountants	8-K	9/15/05	16.1
21.1	Subsidiaries	10-K	9/30/05	21.1
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm				X
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney. Reference is made to the signature page hereto				X

* Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.